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As filed with the Securities and Exchange Commission on March 19, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIGIRAD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	3845	33-0145723
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
13950 Stowe Drive Poway, California 92064 (858) 726-1600 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David M. Sheehan
Chief Executive Officer
Digirad Corporation
13950 Stowe Drive
Poway, California 92064
(858) 726-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John A. de Groot, Esq. Taylor L. Stevens, Esq. Kristopher L. Hanson, Esq. Morrison & Foerster LLP 3811 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 720-5100	Vera P. Pardee, Esq. Vice-President and General Counsel Digirad Corporation 13950 Stowe Drive Poway, California 92064 (858) 726-1600	Charles K. Ruck, Esq. Scott N. Wolfe, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$86,250,000	$10,928

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                   , 2004

PROSPECTUS

                    Shares

Common Stock

        This is our initial public offering of shares of our common stock. We are offering                        shares. We expect the initial public offering price to be between $            and $            per share.

        Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "DRAD."

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

        The underwriters may also purchase up to an additional                        shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	JPMorgan

Banc of America Securities LLC	William Blair & Company

The date of this prospectus is                        , 2004.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	28
Use of Proceeds	29
Dividend Policy	29
Capitalization	30
Dilution	32
Selected Consolidated Financial Data	34
Management's Discussion and Analysis of Financial Condition and Results of Operations	36
Business	46
Management	67
Certain Relationships and Related Transactions	82
Principal Stockholders	87
Description of Capital Stock	91
Shares Eligible for Future Sale	97
Underwriting	99
Legal matters	102
Experts	102
Where You Can Find More Information	102
Index to Consolidated Financial Statements	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. References in this prospectus to our certificate of incorporation and bylaws refer to the certificate of incorporation and bylaws that will be in effect upon completion of this offering.

Digirad Corporation

        We are a leader in the development, manufacture and distribution of solid-state medical imaging products and services for the detection of cardiovascular disease and other medical conditions. We designed and commercialized the first solid-state gamma camera. Our initial focus is on nuclear cardiology imaging procedures performed with gamma cameras, which we believe generate revenue of approximately $10.0 billion annually in the United States. Our target markets are primarily physician practices and outpatient clinics, which we believe constitute approximately 25% of the total market, or $2.5 billion.

        Our gamma cameras use small semiconductors to replace the bulky vacuum tubes used historically in gamma cameras. By utilizing solid-state technology, we believe that our imaging systems maintain image quality while offering significant advantages over vacuum tube-based systems, including mobility through reduced size and weight, enhanced operability and reliability and improved patient comfort and utilization. Our imaging systems, consisting of a gamma camera and accessories, easily fit into spaces as small as seven feet by eight feet. Due to the size and other limitations of vacuum tube cameras, nuclear imaging has traditionally been confined to dedicated and customized space within a hospital or imaging center. The mobility of our imaging systems enables us to deliver nuclear imaging procedures in a wide range of clinical settings—physician offices, outpatient clinics or within multiple departments in a hospital.

        We sell our imaging systems to physicians, outpatient clinics hospitals. In addition, through our wholly-owned subsidiary, Digirad Imaging Solutions, Inc., or DIS, we also offer a comprehensive and mobile imaging leasing service, called FlexImaging®, for physicians who wish to perform nuclear cardiology imaging procedures in their offices but do not have the patient volume, capital or resources to justify purchasing a gamma camera. DIS provides our physician customers with an imaging system, certified personnel, required licensure and other support for the performance of nuclear imaging procedures under the supervision of our physician customers. Physicians enter into annual contracts for imaging services delivered on a per-day basis ranging from one day per month to several days per week. DIS currently operates 23 regional hubs and seven fixed sites in 17 states.

        Our unique dual sales and leasing distribution model offers physicians, clinics and hospitals versatile delivery options that appeal to medical establishments of all sizes, capabilities and imaging expertise. The mobility of our imaging systems and the flexibility of our DIS service allow cardiologists to provide nuclear imaging procedures in their offices to patients that they historically had to refer to hospitals or imaging centers. As a result, we provide physicians with more control over the diagnosis and treatment of their patients and enable physicians to capture revenue from procedures that would otherwise be referred to these hospitals and imaging centers.

        Nuclear imaging is a clinical diagnostic tool, with established reimbursement codes, that has been in use for over 40 years. According to industry sources, approximately 18.4 million nuclear imaging procedures were performed in the United States in 2002, of which approximately 9.9 million were cardiac procedures, a volume that is expected to grow by approximately 25% annually over the next three years. We believe the growth in nuclear cardiology imaging will be driven by an increase in coronary heart disease resulting from the aging of baby boomers and the record rate of obesity and diabetes in all age groups. We estimate that the growth rate in 2002 for nuclear imaging procedures performed in physician offices was approximately 44% and in hospitals was approximately 6%. We expect the mobility of our imaging systems to continue to allow us to capitalize on this shift in the delivery of nuclear cardiology imaging services from hospitals to physician offices.

        The target market for our products is the approximately 30,000 cardiologists in the United States that perform nuclear cardiology procedures. To date, we have sold or provided imaging services through DIS to approximately 500 physicians. In 2003, DIS performed over 66,000 patient procedures.

        We sold our first gamma camera in March 2000, and we established DIS in September 2000. We had consolidated revenues and net losses of $41.5 million and $12.8 million, respectively, in fiscal 2002 and $56.2 million and $1.7 million, respectively, in fiscal 2003. Revenues from DIS and from our camera sales constituted 62% and 38%, respectively, of our 2003 consolidated revenues. We believe DIS will continue to provide us with recurring annual contractual revenue and comprise the largest component of our consolidated revenues.

Our Competitive Strengths

        We believe that our position as a market leader in the nuclear cardiac imaging market is a product of the following competitive strengths:

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  Leading Solid-State Technology. We were the first company to develop and commercialize solid-state technology for nuclear imaging applications.

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  Mobile Applications Through Reduced Size and Weight. Our solid-state technology has allowed us to reduce the size and weight of gamma cameras, resulting in the only in-office mobile cardiac gamma camera on the market.

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  Image Quality. We believe our imaging systems maintain a high-quality image despite the rigors of a mobile environment.

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  Enhanced Operability and Reliability. We believe our imaging systems provide more convenient operation, better power efficiency and increased durability as compared to vacuum tube cameras.

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  Improved Patient Comfort and Utilization. We believe the upright and open architecture of our patient chair can reduce patient claustrophobia and increase patient comfort when compared to traditional vacuum tube-based systems and may increase patient utilization.

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  Unique Dual Distribution. We have implemented a unique dual distribution model by offering our physician and hospital customers the ability to either purchase or lease our imaging systems through DIS.

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  Intellectual Property Portfolio. We have developed an intellectual property portfolio that includes product, component and process patents covering various aspects of our imaging systems. Currently, we have 21 patents issued and 10 pending patent applications in the United States, and we have two patents issued and 21 pending patent applications internationally.

Our Business Strategy

        We intend to continue to expand our business, improve our market position and increase our revenue and profits by pursuing the following business strategies:

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  Continued Innovation in Solid-State Imaging Technology. We intend to maintain our leadership position in solid-state imaging technology by continuing to invest resources in research and development.

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  Expand Our DIS Business. We plan to expand our DIS business into several new states, add new hub locations in states in which we currently operate and increase hub utilization by adding physician customers and routes. We also intend to pursue cardiology opportunities for DIS in hospitals and new clinical applications for DIS in neurology, oncology and surgery.

  •
  Increase Market Share in Camera Sales. We believe that we can grow our market share by capitalizing on the recent trend of nuclear cardiology procedures shifting from the hospital to the physician office.

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  Expand International Sales and Marketing Presence. We intend to increase our presence internationally by entering into relationships with distributors that have the experience, expertise and service network to sell and support our products internationally.

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  Drive Margin Improvements and Growth. We plan to enhance our product margins by achieving operating efficiencies, reducing manufacturing costs and increasing product reliability.

Corporate Information

        Our business was originally incorporated in California in November 1985 and we reincorporated in Delaware in January 1997. Our principal executive offices are located at 13950 Stowe Drive, Poway, California 92064 and our telephone number is (858) 726-1600. We maintain a website on the Internet at www.digirad.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus. Unless the context requires otherwise, as used in this prospectus the terms "Digirad," "we," "us" and "our" refer to Digirad Corporation, a Delaware corporation, and its subsidiaries.

        We have trademark registrations in the United States for 2020tc Imager®, CardiusSST®, Digirad®, Digirad Logo®, Digirad Imaging Solutions®, FlexImaging® and SPECTour®. We have trademark applications pending in the United States for the following marks: Cardius™, DigiServSM, DigiSpectSM, DigiTechSM and SolidiumSM. We have obtained and sought trademark protection for some of the above listed marks in the European Community and Japan.

THE OFFERING

Common stock we are offering	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We expect to use a majority of the net proceeds of this offering to manufacture and market our gamma cameras, build our sales and marketing capabilities, expand our DIS business and repay outstanding lines of credit of approximately $9.4 million. To a lesser extent, we anticipate using the remaining net proceeds of this offering for further research and development relating to our existing products and new product opportunities, to finance regulatory approval activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire products, technologies or businesses that are complementary to our own.
Proposed Nasdaq National Market symbol	DRAD

        The number of shares of common stock to be outstanding after this offering is based on the shares of common stock outstanding as of December 31, 2003. This number excludes as of December 31, 2003:

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  4,831,138 shares of our common stock subject to outstanding options under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan, having a weighted average exercise price of $0.52 per share;

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  1,018,147 shares of our common stock available for future issuance under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan; and

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  205,396 shares of our common stock issuable upon exercise of outstanding warrants (including warrants to purchase preferred stock that are convertible into common stock), having a weighted average exercise price of $10.26 per share.

In addition, except where we state otherwise, the information we present in this prospectus reflects:

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  the automatic conversion of all our outstanding preferred stock into 43,555,367 shares of common stock upon the completion of this offering;

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  the adoption of our restated certificate of incorporation and restated bylaws to be effective upon the completion of this offering;

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  no exercise of the underwriters' over-allotment option;

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  a 1-for-200 reverse stock split effected in October 2002; and

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  a 1-for-    reverse stock split to be effected prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following table summarizes our consolidated financial information for the periods presented which are derived from our audited financial statements. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	Years ended December 31,
Statement of Operations Data:	2001	2002	2003
	(In thousands, except per share amounts and operating data)
Revenues:
DIS	$10,239	$23,005	$34,849
Product	18,065	18,527	21,388

Total revenues	28,304	41,532	56,237
Cost of revenues:
DIS	8,344	16,599	24,463
Product	13,192	13,633	15,092

Total cost of revenues	21,536	30,232	39,555

Gross profit	6,768	11,300	16,682
Operating expenses:
Research and development	3,009	2,967	2,191
Sales and marketing	9,974	8,066	6,008
General and administrative	8,161	9,497	8,097
Amortization and impairment of intangible assets	991	1,011	444
Stock-based compensation(1)	1,579	606	226

Total operating expenses	23,714	22,147	16,966

Loss from operations	(16,946)	(10,847)	(284)
Other income (expense), net	(2,965)	(1,925)	(1,396)

Net loss	$(19,911)	$(12,772)	$(1,680)

Net loss applicable to common stockholders	$(20,041)	$(13,037)	$(2,006)

Basic and diluted net loss per share(2):
Historical	$(898.86)	$(409.23)	$(36.46)

Pro forma			$(0.04)

Shares used to compute basic and diluted net loss per share(2):
Historical	22	32	55

Pro forma			43,610

	As of December 31, 2003
	Actual	As adjusted(3)
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$7,681
Working capital	2,578
Total assets	35,159
Total debt	16,441
Redeemable convertible preferred stock	84,278
Total stockholders' equity (deficit)	(75,703)

(1)
Please see our consolidated statement of operations on page F-4 and Note 1 to our consolidated financial statements for additional information on stock-based compensation.

(2)
Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of per share amounts.

(3)
The as adjusted column in the balance sheet data reflects the automatic conversion of all of our preferred stock outstanding as of December 31, 2003 into 43,555,367 shares of our common stock in connection with this offering, the sale of                        shares of our common stock at an assumed initial public offering price of $            per share, the mid-point of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commission and the estimated expenses payable by us in connection with this offering, and the repayment of $9.4 million due under our short-term lines of credit.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including the consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

        If our imaging systems and DIS services are not accepted by physicians or hospitals, we may be unable to develop a sustainable, profitable business.

        We expect that substantially all of our revenue in the foreseeable future will be derived from sales of our products in the nuclear imaging market and our leasing services offered through our wholly owned subsidiary, Digirad Imaging Solutions, Inc., or DIS. Our solid-state gamma cameras and DIS services represent a new approach in the nuclear imaging market, and we have sold our products only in limited quantities and leased our services for only a limited time. We began full commercial release of our imaging systems in March 2000 and established DIS in September 2000. Because of the recent commercial introduction of our nuclear imaging systems, we have limited product and brand recognition and our imaging systems have been used by a limited number of physicians and hospitals. Physicians and hospitals may generally be slow to adopt our products and leasing services for a number of reasons, including:

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  perceived liability risks generally associated with the use of new technologies for nuclear imaging;

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  availability of reimbursement from health care payors for procedures using our system;

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  lack of experience with our products and services;

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  costs associated with the purchase or lease of our products and services;

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  the presence of competing products sold by companies with longer operating histories, more recognizable names and more established distribution networks;

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  the introduction or existence of competing products and services or technologies that may be more effective, easier to use or that produce better images; and

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  physician and hospital perceptions of our imaging systems as compared to those of competitors.

        Our success in the nuclear imaging market depends on whether physicians and hospitals view our imaging systems and DIS services as effective and economically beneficial. We believe that physicians and hospitals will not adopt our imaging systems or lease our DIS services unless they determine, based on experience and other factors, that our imaging systems and DIS services are an attractive alternative to vacuum tube imaging systems. We also believe that recommendations and support of our products and services by influential physicians and other health care providers are essential for market acceptance and adoption. We cannot assure you that physicians or hospitals will adopt or accept our imaging systems or DIS services. If physicians and hospitals do not adopt our imaging systems or DIS services, our operating results and business will be harmed.

        We sell our imaging systems and provide our services in a highly competitive industry, and we often compete against large, well-established competitors that have significantly greater financial resources than we have.

        The medical device industry, including the market for imaging systems and services, is highly competitive, subject to rapid change and significantly affected by new product introductions and market activities of other industry participants. Our primary competitors with respect to imaging systems include several large medical device manufacturers, including Philips Medical Systems, General Electric Healthcare, Siemens Medical Systems and Toshiba Medical Systems. All of these competitors offer a full line of imaging cameras for each diagnostic imaging technology, including x-ray, magnetic resonance imaging, computerized tomography, ultrasound and nuclear medicine. The existing imaging systems sold by our competitors have been in use for a longer time than our products and are more widely recognized and used by physicians and hospitals for nuclear imaging. Many of our competitors and potential competitors enjoy significant competitive advantages over us, including:

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  significantly greater name recognition and financial, technical and marketing resources;

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  established relationships with healthcare professionals, customers and third-party payors;

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  established distribution networks;

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  additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives; and

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  greater resources for product development, sales and marketing.

        In providing comprehensive mobile nuclear imaging solutions, we generally compete against small businesses employing traditional vacuum tube cameras that must be transported in large vehicles and cannot be moved in and out of physician offices.

        We are aware of certain major medical device companies that are attempting to develop solid-state cameras and we believe these efforts will continue. In addition, we are aware of a privately-held company, Gamma Medica, which is currently marketing a solid-state gamma camera for breast imaging. We do not believe that this camera can be used in a cardiac application. However, we cannot assure you that Gamma Medica will not attempt to modify its existing camera for use in the cardiac segment in the future, or develop another gamma camera for cardiac applications. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products and services. Current or future competitors may develop technologies and products that demonstrate better image quality, ease of use or mobility than our imaging systems. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate reimbursement and are less expensive than alternatives available for the same purpose. If we are unable to compete effectively against our existing and future competitors our sales will decline and our business will be harmed.

        Changes in domestic and international legislation, regulation, or coverage and reimbursement policies of third-party payors may adversely impact our ability to market and sell our products and services.

        Physicians and hospitals purchasing and using our products rely on adequate third-party payor coverage and reimbursement to maintain their operations. Changes in domestic and international legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our existing and future products and services and may limit our ability to market and sell our products and services on a profitable basis. For example, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act"), which contains a wide variety of changes that impact Medicare reimbursement to physicians and hospitals. We cannot predict what additional changes will be made to such legislation, regulation, or coverage and reimbursement policies, but we believe that future coverage and reimbursement may be subject to increased restrictions both in the United States and in international markets. Additionally, we cannot be certain that under prospective payment systems, or established fee schedule payment formulas, under which healthcare providers may be reimbursed a fixed amount based on the patient's condition or the type of procedure performed, the costs of our products and services will be justified and incorporated into the overall payment for the procedure. Third-party payors continue to act to contain or reduce healthcare costs through various means, including the movement to managed care systems where healthcare providers contract to provide comprehensive healthcare for a fixed fee per patient. These continued efforts to reduce healthcare costs may result in third-party payors refusing to reimburse patients or healthcare providers for our imaging services or allowing only specific providers to provide imaging services. As a result, sales of our gamma cameras would suffer and we may receive pressure from our customers to terminate or otherwise modify the lease arrangements for our DIS services. Under such circumstances, our business, financial condition and results of operations could be materially adversely affected.

        Because our imaging systems and DIS services are not widely diversified, a decrease in sales of our products and leasing services could seriously harm our business.

        Our current product and leasing service offerings consist primarily of our line of gamma cameras, including our Cardius-1, Cardius-2, 2020tc Imager and SPECTpak PLUS camera systems, each of which is used in the nuclear imaging market segment and all of which utilize the same solid-state technology. In addition, we offer a mobile imaging leasing service through DIS, which includes an imaging system, certified personnel, required licensure and other support for nuclear imaging procedures. As such, our line of products and services is not as diversified as those of some of our competitors. Consequently, if sales of our products or leasing services decline precipitously, our business would be seriously harmed, and it would likely be difficult for us to recover because we do not have the breadth of products or services that would enable us to sustain our business while seeking to develop new types of products or services or other markets for our existing products and services. In addition, because our technical know-how and intellectual property have limited applications, we may be unable to leverage our technical know-how and intellectual property to diversify our products and services or to develop other products or sources of revenue outside of the nuclear imaging market.

        Our imaging systems and DIS services may become obsolete, and we may not be able to timely develop new products, product enhancements or services that will be accepted by the market.

        Our nuclear imaging system and DIS services may become obsolete or unmarketable if other products or services utilizing new technologies are introduced by our competitors or new industry standards emerge. We cannot assure you that we will be able to successfully develop or market new products and services, or enhancements to our existing products, or that our future products and enhancements will be accepted by our current or potential customers or the third-party payors who financially support many of the procedures performed with our products. Any of these circumstances may cause us to lose customers, disrupt our business operations and harm our product sales and services. To be successful, we will need to enhance our products or services and to design, develop and market new products that successfully respond to competitive developments, all of which may be expensive and time consuming.

        The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

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  properly identify and anticipate physician and patient needs;

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  develop new products or enhancements in a timely manner;

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  obtain the necessary regulatory approvals or clearances for new products or product enhancements in a timely manner;

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  provide adequate training to users of our products;

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  price our products competitively;

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  obtain appropriate coverage and receive adequate reimbursement notifications and respond to them in a commercially viable way;

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  comply with changing or new regulatory requirements; and

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  develop an effective marketing, sales and distribution network.

        If we do not develop and obtain regulatory approvals or clearances for new products, services or product enhancements in time to meet market demand, or if there is insufficient demand for these products, services or enhancements, our business, financial condition and results of operations will likely suffer. In addition, even if our customers acquire new products, services or product enhancements we may offer, the revenues from any such products, services or enhancements may not be sufficient to offset the significant costs associated with offering such products, services or enhancements to customers. In addition, any announcements of new products, services or enhancements may cause customers to decline or cancel their purchasing decisions in anticipation of such products, services or enhancements.

        If we experience problems with the technologies used in our imaging systems or if delivery of our DIS services are delayed, public perception of us could be harmed and cause us to lose customers and revenue.

        Our gamma cameras have only recently been introduced into the marketplace. Most of our cameras currently in use are less than three years old. We have experienced some reliability issues with a prior version of our detector heads. In July 2003, we began selling most of our gamma cameras with a new version of our detector heads that we believe offers increased reliability. In addition, as the period of use of our cameras increases, other significant defects may occur. If significant defects do arise with our gamma cameras, our reputation among physicians and hospitals could be damaged.

        Additionally, physicians rely on our DIS services to provide nuclear imaging procedures to their patients on the dates and at the times they have requested. Many factors could prevent us from delivering our DIS services on a timely basis, including weather and the availability of staffing, transportation and necessary supplies. If we are unable to provide physicians or hospitals our DIS services in a timely and effective manner, our reputation among physicians and hospitals could be damaged.

        The performance and reliability of our products and services are critical to our reputation and to our ability to achieve market acceptance of those products and services. Widespread or other failures of our cameras and other products to consistently meet the expectations of purchasers or customers that use our DIS services could adversely affect our reputation, our ability to provide our DIS services, our relations with current customers and our business operations. Such failures could also reduce the attractiveness of our products and services to potential customers. Equipment failures could result from any number of causes, including equipment aging, ordinary wear and tear due to regular transportation and relocation, failure to perform routine maintenance and latent hardware or software defects of which we are unaware. Such failures, whether actual or perceived, could adversely affect our business even if we correct the underlying problems.

        Our manufacturing operations are highly dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

        We rely on a limited number of third parties to manufacture and supply certain of the key components of our products. While many of the components used in our products are available from multiple sources, we obtain some components from single sources. For example, key components of the detector heads and the acquisition and control software utilized in our gamma cameras are manufactured or supplied by a single source. To be successful, our contract manufacturers and suppliers must provide us with the components of our systems in requisite quantities, in compliance with regulatory requirements, in accordance with agreed-upon specifications, at acceptable cost and on a timely basis. Segami Corporation, or Segami, has developed image acquisition and processing software for our camera under a non-exclusive license agreement. In the event that Segami attempts to terminate the license agreement, refuses to extend the term of the license or seeks to impose unreasonable pricing or terms, we would have to find an alternative software system to use in our gamma camera. Our reliance on these outside suppliers subjects us to a number of risks that could harm our business, including:

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  suppliers may make errors in manufacturing components that could adversely affect the efficacy or safety of our products or cause delays in shipment of our products;

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  we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

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  we may have difficulty locating and qualifying alternative suppliers for our components;

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  once we identify alternative suppliers, we could experience significant delays in production due to the need to evaluate and test the products delivered by alternative suppliers and to obtain regulatory qualification for them;

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  we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers' needs higher priority than ours;

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  we use some suppliers that are small, privately-held companies, and these suppliers could encounter financial or other difficulties that could cause them to modify or discontinue their operations at any time;

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  our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

  •
  our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

        Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. These events could harm our business and operating results.

        We have limited marketing, sales and distribution capabilities, and our efforts in those areas are dependent in part on third parties.

        We began commercial production and shipped our first imaging products in 2000, and therefore have limited experience in marketing, selling and distributing our products and services. Additionally, while we have a direct sales team focused on domestic marketing, sales and distribution, we also use four independent distributors in the United States and two independent, international sales distributors to market, sell and distribute our products and services. As a result, we are dependent in part upon the marketing, sales and distribution efforts of our third-party distributors. To date, one of our domestic third-party distributors is permitted to market, sell and distribute competing imaging services and products. Additionally, one of our domestic third-party distributors, as well as one of our international distributors, is generally permitted to market, sell and distribute competing imaging products that are used or refurbished and meet specified age requirements. Our other international distributor is prohibited from promoting or distributing any other gamma camera product, but is not prohibited from offering competing services.

        Our future revenue growth will depend in large part on our success in maintaining and expanding our marketing, sales and distribution channels, which will likely be an expensive and time-consuming process. We are highly dependent upon the efforts of our sales force and third-party distributors to increase our revenue. We face intense competition for qualified sales employees and may be unable to hire, train, manage and retain such personnel, which could adversely affect our ability to maintain and expand our marketing, sales and distribution network, which would negatively affect our ability to compete effectively as a distributor of nuclear imaging devices. Additionally, even if we are able to expand our sales force and enter into agreements with additional third-party distributors on commercially reasonable terms, they may not commit the necessary resources to effectively market, sell and distribute our products and services domestically and internationally. If we are unable to maintain and expand our direct and third-party marketing, sales and distribution networks, we may be unable to sell enough of our products and imaging services for our business to be profitable and our financial condition and results of operations will likely suffer accordingly.

        If we fail to meet the demand for our imaging systems and DIS services as we transition manufacturing operations to a single facility, we may experience a decrease in sales.

        We are currently in the process of transitioning our manufacturing operations from several separate facilities to a single facility. We must complete construction of and equip our new facility and obtain U.S.

Food and Drug Administration, or FDA, and California Food and Drug Branch approval prior to manufacturing our imaging systems at such facility. The completion of this process could be delayed by unforeseen circumstances, including:

  •
  difficulties with facility construction;

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  inability to obtain critical equipment on a timely basis;

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  failure to obtain necessary regulatory approvals or operating permits in a timely fashion, if at all;

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  shortages of qualified personnel to operate equipment and manage manufacturing operations;

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  shortages of key raw materials or component inputs to the manufacturing process; and

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  difficulties associated with moving from smaller-scale production to higher volumes.

        As we scale-up operations at our new facility, we may also experience difficulties in producing sufficient quantities or quality of products or in achieving sufficient quality and manufacturing yield levels. If we are unable to commence manufacturing at our new facility on schedule or otherwise fail to meet our manufacturing needs, we may not be able to provide our customers with the quantity or quality of products they require, and we could lose customers and suffer reduced revenues.

        We are subject to the financial risks associated with providing services through our DIS business.

        There are numerous risks associated with any leasing arrangement, including the possibility that physicians may fail to make the required payments under the terms and provisions of their lease commitments. Our DIS business is also affected by the ability of physicians to pay us, which in turn may be affected by general economic and business conditions and the availability of reimbursement for the physicians. Such circumstances could adversely affect our business and financial condition.

        If we are unable to expand our DIS business, our business could be materially harmed.

        We plan to grow our DIS business by expanding into several new states, adding new hub locations in states in which we currently operate and increasing hub utilization by adding physician customers and routes. As we undertake this expansion, we will need to hire, train and retain qualified personnel. We cannot assure you that physicians or hospitals in these new markets will accept our imaging products or services. Our expansion into additional domestic markets is subject to inherent risk, including the burden of complying with applicable state regulations, including but not limited to regulations concerning the use, storage, handling and disposal of radioactive materials, the difficulties in obtaining the necessary radioactive licensures and difficulties in staffing and managing operations. Further, certain states have regulations that will not allow the conduct of our DIS business as it is currently structured or at all.

        A loss of key executives or failure to attract qualified managers, engineers and imaging technologists could limit our growth and adversely affect our business.

        Our success is dependent on the efforts of our key technical, sales and managerial personnel and our ability to retain them, particularly David M. Sheehan, Paul J. Early, Herb Bellucci, Todd P. Clyde, Richard Conwell and Vera P. Pardee. The loss of any one or more of these individuals could place a significant strain on our remaining management team and we may have difficulty replacing any of these individuals. Furthermore, our future growth will depend in part upon our ability to identify, hire and retain additional key personnel, including nuclear imaging technologists, or CNMTs, paramedics, nurses, radiation safety officers, engineers, management, sales personnel and other highly skilled personnel. Hiring qualified management and technical personnel will be difficult due to the limited number of qualified candidates. Competition for these types of employees, particularly CNMTs and engineers, is intense in the medical imaging field. Given the competition for such qualified personnel, we cannot assure you that we will be able to continue to attract, hire and retain the personnel necessary to maintain and develop our business. Failure to attract, hire and retain key personnel could have an adverse effect on our business, financial condition and results of operations. We do not have any employment agreements with, or key person insurance on, any of our employees.

        If we choose to acquire new or complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete those acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

        Our success depends on our ability to continually enhance and broaden our product and service offerings in response to changing customer demands, competitive pressures and technologies. While we have no current plans or commitments regarding any acquisitions of new or complementary businesses, products or technologies, we may in the future choose to pursue such acquisitions instead of developing those businesses, products or technologies ourselves. We cannot assure you, however, that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology into our company in a cost-effective and non-disruptive manner. Furthermore, there is no certainty that we would be able to attract, hire or retain key employees associated with any acquired businesses, products or technologies.

        Integrating any acquired businesses, products or technologies could be expensive and time consuming, disrupt our ongoing business and divert the attention and resources of our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will likely suffer. Additionally, any amortization of assets or charges resulting from the costs of acquisitions could harm our business and operating results.

        We will face additional risks as we expand into international markets.

        We have sales distributors for our imaging systems in Canada and Russia and are beginning to build an international sales organization. As we expand internationally, we will need to hire, train and retain qualified personnel in countries where language, cultural or regulatory impediments may exist. We cannot assure you that distributors, physicians or other involved parties in foreign markets will accept our nuclear imaging products, services and business practices. Our international operations will be subject to inherent risks, including:

  •
  costs of localizing product and service offerings for foreign markets;

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  difficulties in staffing and managing foreign operations;

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  reduced protection for intellectual property rights in some countries;

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  difficulties and delays in enforcing agreements and in collecting receivables through the legal systems of foreign countries;

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  fluctuating currency exchange rates;

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  the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

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  changes in political, regulatory, or economic conditions in a country or region;

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  our ability to obtain U.S. export licenses and other required export or import licenses or approvals;

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  burdens of complying with a wide variety of foreign laws, regulations specific to the delivery of and payment for healthcare services, regulations and licensing requirements relating to the use, storage, handling and disposal of radioactive materials, labor practices; and

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  conforming our business model to operate under government-run healthcare systems.

        Our manufacturing operations and executive offices will be located at a single facility that may be at risk from fire, earthquakes or other natural or man-made disasters or crises.

        Our manufacturing operations and executive offices will soon be located at a single facility in Poway, California, near known fire areas and earthquake fault zones. This facility is located a short distance from the recent wildfires that destroyed many homes and businesses in San Diego County, California. We have taken precautions to safeguard our facilities, including insurance and health and safety protocols.

However, any future natural disaster, such as a fire or an earthquake, could cause substantial delays in our operations, damage to or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. A disaster could significantly harm our business and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

        Additionally, electrical power is vital to our operations and we rely on a continuous power supply to conduct our business. California has experienced significant electrical power shortages and price volatility in recent years, and such shortages and price volatility may occur in the future. In the event of an acute power shortage, the California system operator has on some occasions implemented, and may in the future implement, rolling blackouts throughout California. If our energy costs substantially increase or blackouts interrupt our power supply frequently or for more than a few days, we may have to reduce or temporarily discontinue our normal operations. In addition, the cost of our research and development efforts may increase because of the disruption to our operations. Any such reduction or disruption of our operations at our facilities could harm our business.

        We are exposed to risks relating to product liability, product recalls, property damage and personal injury for which insurance coverage is expensive, limited and potentially inadequate, and our business may be impacted by increased insurance costs.

        Our operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and personal injury. We currently maintain insurance that we believe is adequate with respect to the nature of the risks insured against, including product liability insurance, professional liability insurance, automobile insurance, property insurance, workers compensation insurance and general liability insurance. In many cases such insurance is expensive and difficult to obtain, and no assurance can be given that we will be able to maintain our current insurance or that we will be able to obtain or maintain comparable or additional insurance in the future on reasonable terms, if at all. Additionally, we may be negatively affected by increased costs of insurance, including workers compensation insurance. For example, in October 2003, the Governor of California signed a bill which, if it takes effect, will require California businesses with 50 or more employees either to pay at least 80% of the premiums for a basic individual health insurance package for each of its employees and their families, or to pay a fee into a state pool for the purchase of health insurance for uninsured, low income workers.

Risks Related to Our Financial Results and Need for Financing

        We have incurred significant and recurring operating losses since our inception in 1985 and we expect to incur increased operating expenses in the near term.

        We have incurred significant net losses since our inception in November 1985, including losses of approximately $19.9 million in 2001, $12.8 million in 2002 and $1.7 million in 2003. As of December 31, 2003 we had an accumulated deficit of $80.2 million. We expect to incur increased operating expenses in the near term as we, among other things:

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  expand our manufacturing operations and DIS business;

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  increase marketing, sales and distribution of our current products; and

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  conduct research and development to develop next-generation products and to enhance our existing products.

        As a result of these activities, we may not be able to achieve profitability. If our revenue grows more slowly than anticipated, or if our operating expenses exceed our expectations, our ability to achieve our development and expansion goals would be adversely affected.

        Our quarterly financial results are difficult to predict and are likely to fluctuate significantly from period to period because our business prospects are uncertain and due to the seasonality of our DIS leasing services business.

        Our revenue and results of operations at any given time will be primarily based on the following factors, many of which we cannot control:

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  physician, healthcare provider and patient acceptance of our products and services;

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  demand and pricing of our products and services;

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  success and timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

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  our ability to establish and maintain a productive manufacturing, marketing, sales and distribution force;

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  the ability of our suppliers to timely provide us with an adequate supply of necessary components;

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  timing and magnitude of our expenditures;

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  our ability to reduce our expenses, including our debt service obligations, quickly enough to respond to any declines in revenue;

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  regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

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  the effect of competing technological and market developments;

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  our addition or termination of research programs or funding support;

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  levels of third-party reimbursement for our products and services;

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  interruption in the manufacturing or distribution of our products and services; and

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  changes in our ability to obtain FDA approval or clearance for our products.

        Additionally, we have experienced seasonality in the leasing services offered by DIS. While our physicians are obligated to pay us for all lease days to which they have committed, our contracts permit some flexibility in scheduling when services are to be performed. This accounts for some of the seasonality of our DIS revenues. For example, our daily services have typically declined from our second fiscal quarter to our third fiscal quarter due to summer holidays and vacation schedules. We have also experienced declining daily services in December due to holidays and in our first quarter due to weather conditions in certain parts of the United States. We cannot predict with certainty the degree to which seasonal circumstances such as the summer slowdown, winter holiday variations and weather conditions may make our revenue unpredictable or lead to fluctuations in our quarterly operating results in the future.

        For these reasons, we believe that quarterly sales and operating results may vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. We cannot assure you that our sales will increase or be sustained in future periods. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these and other factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

        Our reliance on a limited number of customers may cause our sales to be volatile.

        We currently have a small number of customers, whom we typically bill after the delivery of our products and imaging services. If orders for our gamma cameras were to be cancelled, or our leasing service customers stopped using us or do not renew their lease agreements with us, our business would be adversely affected. Furthermore, in view of our small customer base, our failure to gain additional customers, the loss of any current customers or a significant reduction in the level of leasing services provided to any one customer could disrupt our business, harm our reputation and adversely affect our sales.

        The sales cycle for our gamma cameras is typically lengthy, which may result in significant fluctuations in our revenue.

        Our sales efforts for our gamma cameras are dependent on the capital expenditures budgets of the physicians and hospitals to which we market. Often physicians and hospitals require a significant amount of lead time to plan for a major acquisition such as the purchase of our imaging systems. We may spend substantial time, effort and expense long before we actually consummate a sale of our cameras and with no assurance that we will ultimately be successful in achieving any such sales. As a result, we may experience significant fluctuations in our revenues. Furthermore, evaluating and predicting our future sales and operating performance is difficult and may not be as accurate as it could be if we had shorter sales cycles.

        Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms, if at all.

        We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements for at least the next 12 months. Our capital requirements will depend on many factors, including:

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  the revenue generated by sales of our products and services;

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  the costs associated with expanding our manufacturing, marketing, sales and distribution efforts;

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  the rate of progress and cost of our research and development activities;

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  the costs of obtaining and maintaining FDA and other regulatory clearance of our products and products in development;

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  the costs of obtaining and maintaining radioactive materials licenses and radiation safety procedures;

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  the effects of competing technological and market developments;

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  the number and timing of acquisitions and other strategic transactions; and

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  the costs associated with our expansion, if any.

        As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Risks Related to Government Regulation

        We must be licensed to handle and use hazardous materials and may be liable for contamination or other harm caused by hazardous materials that we use.

        We use hazardous and radioactive materials in our research and development and manufacturing processes, as well as in the provision of our imaging services. We are subject to federal, state and local regulations governing use, storage, handling and disposal of these materials and waste products. We are currently licensed to handle such materials in all states in which we operate, but there can be no assurances that we will be able to retain those licenses in the future. In addition, we must become licensed in all states in which we plan to expand. Obtaining those additional licenses is an expensive and time consuming process, and in some cases we may not be able to obtain those licenses at all.

        Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources and any applicable insurance.

        We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure you that the cost of complying with these laws and regulations will not materially increase in the future.

        Compliance with extensive product regulations could be expensive and time consuming, and any failure to comply with those regulations could harm our ability to sell and market our products and imaging services.

        U.S. and foreign regulatory agencies, including the FDA, govern the testing, marketing and registration of new medical devices or modifications to medical devices, in addition to regulating manufacturing practices, reporting, labeling and recordkeeping procedures. The regulatory process makes it longer, harder and more costly to bring our products to market, and we cannot assure you that any of our future products will be approved. All of our planned services, products and manufacturing activities, as well as the manufacturing activities of third-party medical device manufacturers who supply components to us, are subject to these regulations. Generally, we and our third-party manufacturers are or will be required to:

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  undergo rigorous inspections by domestic and international agencies;

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  obtain the prior approval of those agencies before we can market and sell our medical device products; and

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  satisfy content and format requirements for all of our sales and promotional materials.

        Compliance with the regulations of those agencies may delay or prevent us from introducing new or improved products, which could in turn affect our ability to achieve or maintain profitability. We may be subject to sanctions, including monetary fines and criminal penalties, the temporary or permanent suspension of operations, product recalls and marketing restrictions, if we fail to comply with the laws and regulations applicable to our business. Our third-party component manufacturers may also be subject to the same sanctions and, as a result, may be unable to supply components for our products. Any failure to retain governmental approvals that we currently hold or obtain additional similar approvals could prevent us from successfully marketing our products and technology and could harm our operating results. Furthermore, changes in the applicable governmental regulations could prevent further commercialization of our products and technologies and could harm our business.

        Even if regulatory approval or clearance of a product is granted, regulatory agencies could impose limitations on uses for which the product may be labeled and promoted. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic review and inspection. Later discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions.

        Our products are subject to reporting requirements and recalls even after receiving FDA clearance or approval, which could harm our reputation, business and financial results.

        We are subject to medical device reporting regulations that require us to report to FDA or similar governmental bodies in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. In addition, the FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert management attention and financial resources and harm our reputation with customers. A recall involving our product could harm the reputation of the product and our company and would be particularly harmful to our business and financial results.

        If we fail to obtain, or are significantly delayed in obtaining, FDA clearances or approvals for future products or product enhancements, or if we fail to comply with FDA's Quality System Regulation, our ability to commercially market and distribute our products will suffer.

        Our products are subject to rigorous regulation by the FDA, and numerous other federal, state and foreign governmental authorities. In the U.S., the FDA regulates virtually all aspects of a medical device's testing, manufacture, safety, labeling, storage, recordkeeping, reporting, promotion and distribution. Our failure to comply with those regulations could lead to the imposition of administrative or judicial sanctions, including injunctions, suspensions or the loss of regulatory approvals, product recalls, termination of distribution, or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. In particular unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved Premarket Approval Application, or PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process, and must be supported by extensive data, including data from preclinical studies and human clinical trials. Because we cannot assure you that any new products we develop, or any product enhancements, will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancements may occur. There is no assurance that the FDA will not require a new product or product enhancement go through the lengthy and expensive PMA approval process. Further, pursuant to FDA regulations, we can only market our products for approved uses. If our products are used for purposes other than those approved by the FDA, the FDA could object to such off-label uses.

        Our manufacturing processes and those of our third-party manufacturers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facility and records for periodic unscheduled inspections by federal, state and foreign agencies, including the FDA. Our or our third-party manufacturers' failure to pass a QSR inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays, and a failure to take adequate corrective action could result in, among other things, withdrawal of our medical device clearances, seizure or recall of our devices, or other civil or criminal enforcement actions.

        Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we now or in the future market and sell our products in foreign countries, we may be subject to rigorous regulation by those foreign governmental authorities. In such circumstances, we would rely significantly on our foreign independent distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

        Modifications to our products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

        Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek 510(k) clearance or PMA for modification of a previously cleared product for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in delays, fines, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

        We will spend considerable time and money complying with federal, state and foreign regulations and, if we are unable to fully comply with such regulations, we could face substantial penalties.

        We are directly or indirectly through our clients, subject to extensive regulation by both the federal government and the states and foreign countries in which we conduct our business. The laws that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

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  the federal Medicare and Medicaid Anti-Kickback Law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

  •
  other Medicare laws and regulations that prescribe the requirements for coverage and payment for services performed by us and our DIS customers, including the amount of such payment;

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  the federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program, including private payors and, further, requires us to comply with standards regarding the privacy and security of individually identifiable health information and conduct certain electronic transactions using standardized code sets. In addition, regulations have been issued under HIPAA that will require us to comply with additional security regulations by April 2005 and to adopt unique health identifiers for use in filing and processing healthcare claims and other transactions by May 2007;

  •
  the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

  •
  the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare or Medicaid patients by a physician to an entity for the provision of certain designated healthcare services, if the physician or a member of the physician's immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral;

  •
  the federal Food, Drug and Cosmetic Act, which regulates the manufacture, labeling, marketing, distribution and sale of prescription drugs and medical devices;

  •
  state and foreign law equivalents of the foregoing;

  •
  federal and state radioactive materials laws, which govern the procurement, use, transfer and storage of radioactive materials;

  •
  state food and drug laws, pharmacy acts and state pharmacy board regulations, which govern the sale, distribution, use, administration and prescribing of prescription drugs;

  •
  state laws that prohibit the practice of medicine by non-physicians and fee-splitting arrangements between physicians and non-physicians, as well as state law equivalents to the federal Medicare and Medicaid Anti-Kickback Law and the Stark Law, which may not be limited to government reimbursed items or services; and

  •
  federal laws and regulations that permit physicians to bill and receive payment for certain diagnostic tests under the Medicare Physician Fee Schedule only if certain conditions are satisfied, including the requirement that the physician personally perform, or adequately supervise the performance of, the test.

        If our operations are found to be in violation of any of the laws described above or the other governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. In addition, if we are required to obtain permits or licensure under these laws that we do not already possess, we may become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation. For a more detailed discussion of the various state and federal regulations to which we are subject see "Business—Government Regulations."

        Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

        In both the United States and certain other foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products and services profitably. In the United States, federal and state lawmakers regularly propose and, at times, enact new legislation establishing significant changes in the healthcare system. Recently, President Bush signed into law the Medicare Modernization Act, which contains a wide variety of reforms that impact Medicare reimbursements to hospitals and physicians including changes to Medicare payment methodologies for radiopharmaceuticals and other drugs dispensed by hospital outpatient departments and for drugs dispensed by physician offices and independent diagnostic testing facilities. These changes reduced payment amounts for some of the drugs used in conjunction with our imaging procedures, although the physician fee schedule payment rates applicable to nuclear cardiology increased slightly. Downward changes to Medicare reimbursement rates may adversely impact reimbursement to customers or potential customers that use or could use our cameras and services. We cannot predict the full impact that this new legislation will have nor whether new federal legislation will be enacted in the future. The potential for adoption of healthcare reform proposals on a state-by-state basis could require us to develop state-specific marketing and sales approaches. In addition, we may experience pricing pressures in connection with the sale of our products and services due to additional legislative proposals or healthcare reform initiatives. Our results of operations and our business could therefore be adversely affected by future healthcare reforms.

        The impact of regulatory changes could have a negative impact on camera sales to and leases with hospitals desiring to use our cameras and services in their outpatient facilities.

        In order for hospitals to receive certain payments for their outpatient facilities as hospital outpatient services, including services that utilize our products, these services must be furnished in a "provider- based" organization or facility or be covered services furnished "under arrangement" with the hospital. Failure to meet these requirements may result in reduced payments to the hospitals for their services. The Medicare program has published and revised rules establishing criteria for classifying a facility as "provider-based" or a service as furnished "under arrangement." These rates require an analysis of the facts and circumstances surrounding the delivery by a hospital of a particular service, and hospitals that use our products or DIS services in their outpatient facilities will need to determine if they meet the applicable "provider-based" or "under arrangement" requirements. Hospitals that cannot obtain sufficient payments for these services may not purchase a camera from us or enter into arrangements with us for provision of services.

        The application of state certificate of need regulations could harm our business and financial results.

        Some states currently require, or may require in the future, a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items, including diagnostic imaging systems, or provision of diagnostic imaging services by us or our clients. In many cases, a limited number of these certificates are available in a given state. If we or our clients are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

        If we fail to comply with various licensure, or certification standards, we may be subject to loss of licensure or certification, which would adversely affect our operations.

        All of the states in which we operate require that the imaging technicians that operate our cameras be licensed or certified. Obtaining such licenses may take significant time as we expand into additional states. Further, we are currently enrolled by Medicare contractors, or "carriers," as an independent diagnostic testing facility, or IDTF, in nine states and are seeking such enrollment by Medicare contractors in one additional state. Enrollment is essential for us to receive payment for healthcare services directly from Medicare. There can be no assurances we will be able to maintain such enrollment or that we will be able to gain such enrollment in other states. Any lapse in our licenses or enrollment, or the licensure or certification of our technicians, could increase our costs and adversely affect our operations and financial results.

        In the healthcare industry, various types of organizations are accredited to facilitate meeting certain Medicare certification requirements, expedite third-party payment and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Thus far, we have not found it necessary to seek or obtain accreditation from any established accreditation agency. If it becomes necessary for us to do so in the future in order to satisfy the requirements of third-party payors or regulatory agencies, there can be no assurances that we will be able to obtain or continuously maintain this accreditation.

        Audits or denials of our claims, or claims submitted by our DIS customers, by government agencies or contractors could reduce our revenues or profits and expose us to claims.

        Under our "mixed bill" model, we submit claims directly to and receive payments directly from the Medicare program. Therefore, we are subject to extensive government regulation, including requirements for maintaining certain documentation to support our claims. Government agencies and Medicare contractors also may conduct inspections or surveys of our facilities, payment reviews and other audits of our claims and operations. For example, as part of a national audit conducted pursuant to the 2003 work plan, the Office of the Inspector General of the U.S. Department of Health and Human Services, or the OIG, conducted a review of one of our IDTF facilities in early 2003 to review the appropriateness of Medicare payments received. This audit was concluded without any action being taken by the OIG. While we believe this audit will have no impact on us, we cannot assure you that the OIG may not take some follow-up action. We may be subject to investigations, payment reviews and audits and cannot assure you that such scrutiny will not result in material delays in payment, as well as material recoupments or denials, which could reduce our revenue or profits. Our DIS customers also submit claims to Medicare and other third-party payors, are subject to the same types of regulation and scrutiny, and may experience the same types of problems. This could adversely affect our ability to market our leases and services and to maintain existing contracts.

Risks Related to Our Intellectual Property and Potential Litigation

        Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

        Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our pending U.S. and foreign patent applications, which include claims to material aspects of our products and procedures that are not currently protected by issued patents, may not issue as patents in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination or otherwise invalidated. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may attempt to challenge or invalidate our patents, or may be able to design alternative techniques or devices that avoid infringement of our patents, or develop products with functionalities that are comparable to ours. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, advisors and corporate partners, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

        In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.

        We have entered into a royalty-bearing license for one U.S. patent with a third-party for use in nuclear imaging, which license is co-exclusive with the U.S. government. We do not believe that our current products implement the licensed patent; however, the licensor does not agree. We are currently negotiating to amend the license to resolve our dispute with the licensor. If we were to terminate the license, the licensor or subsequent licensee may allege that our current product infringes the patent, or such third-party licensee may develop and commercialize a competitive photodiode for use in gamma cameras.

        The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of our management's time and efforts, and require us to pay damages.

        The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our products, their components or the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were filed or invented earlier. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents that one or more components of our products may be infringing of which we are unaware. As the number of participants in our industry increases, the possibility of patent infringement claims against us also increases.

        Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of our management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to be inadvertently infringing, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to commercialize one or more of our products.

        We rely significantly on a license agreement with Segami Corporation for the imaging acquisition and processing software for our digital gamma camera, and the loss of the license could result in delivery delays, loss of customers and loss of revenue.

        Segami Corporation, or Segami, has developed image acquisition and processing software for our camera under a non-exclusive license agreement. In the event that Segami attempts to terminate the license agreement, refuses to extend the term of the license or seeks to impose unreasonable pricing or terms, we would have to find an alternative software system to use in our gamma camera. To our knowledge, there are a limited number of companies that would be able to develop and implement a software system similar to what we use in our gamma camera. As a result, in the event that we were unable to continue to use the software under the license from Segami, we could have delays in the production of our gamma camera as we attempted to find a substitute software provider. Furthermore, we cannot guarantee that alternative software providers would be able to meet our requirements or that their software would be available to us at favorable prices, if at all. To the extent we were unable to find an alternative source for the software, we may have to develop our own software system. We cannot guarantee that we could internally develop such a software system or that such efforts would not divert resources away from the development of other features of our camera. As a result, locating an alternative software system or developing our own software system could interrupt the manufacture and delivery of our products for an extended period of time and may cause the loss of customers and revenue.

        We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of their former employers.

        Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hinder or preclude our ability to commercialize our products, which could severely harm our business.

        If we become subject to product liability or warranty claims, we may experience reduced demand for our products or be required to pay damages that exceed our insurance coverage.

        The sale and support of our products entails the risk of product liability or warranty claims, such as those based on claims that the failure of one of our products resulted in a misdiagnosis, among other issues. The medical device industry has been subject to significant products liability litigation. We may incur significant liability in the event of any such litigation, regardless of the merit of the action. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available on acceptable terms, if at all. We also may face warranty exposure, which could adversely affect our operating results. Any unforeseen warranty exposure or insufficient insurance could harm our business, financial condition and results of operations. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management's attention from managing our business.

        We may be subject to lawsuits and actions brought by our employees.

        We may from time to time be subject to employment claims or disputes. Recently one former and three present employees have retained counsel and have claimed that they are due overtime pay because of an alleged misclassification of their positions as non-exempt rather than exempt employees. These employees have claimed damages equal to back pay of up to thirty days, liquidated damages of twice the amount of overtime pay found due and attorneys' fees. We deny any wrongdoing and intend to defend against these claims vigorously. However, we cannot assure you that we will be successful, or that additional former or present employees may not join in any such action. Any employment claims could significantly divert our management's time and attention and could materially affect our business.

Risks Related to the Securities Markets and Ownership of Our Common Stock

        There has been no prior public market for our common stock and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. An active public trading market for our common stock may not develop or be sustained after the offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, products or technologies by using our shares as consideration.

        Future sales of our common stock may cause our stock price to decline.

        Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sale may occur, could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately                        shares of common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of certain of our warrants, will have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. Although the holders of most of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., at their discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline.

        We also intend to register all common stock that we may issue under our 2004 Stock Incentive Plan, 2004 Non-Employee Director Stock Option Program and 2004 Employee Stock Purchase Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

        Our stock price may be volatile, and you may lose all or a substantial part of your investment.

        Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  volume and timing of orders for our products and services;

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  the introduction of new products, product enhancements, services or technologies by us or our competitors;

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  quarterly variations in our or our competitors' results of operations;

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  conditions or trends in the medical device industry and the imaging service industry;

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  disputes or other developments with respect to intellectual property rights;

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  our ability to develop, obtain regulatory clearance for, and market, new and enhanced products on a timely basis;

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  product liability claims or other litigation;

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  additions or departures of key personnel;

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  sales of large blocks of our common stock, including sales by our executive officers and directors;

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  changes in governmental regulations or in the status of our regulatory approvals or applications;

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  changes in the availability of third-party reimbursement in the United States or other countries;

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  changes in earnings estimates or recommendations by securities analysts; and

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  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

        Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

        Our restated certificate of incorporation and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

  •
  dividing our board of directors into three classes serving staggered three-year terms;

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  prohibiting our stockholders from calling a special meeting of stockholders;

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  permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

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  prohibiting our stockholders from making certain changes to our restated certificate of incorporation or restated bylaws except with 66 2/3% stockholder approval; and

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  requiring advance notice for raising matters of business or making nominations at stockholders' meetings.

        We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

        We may become involved in securities class action litigation that could divert management's attention and harm our business.

        The stock market in general, and the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies in those markets. In addition to our performance, these broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could materially harm our financial condition and results of operations.

        As a new investor, you will experience immediate and substantial dilution as a result of this offering and future equity issuances and, as a result of such dilution, our stock price could decline.

        The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately            % of the total amount we have raised to fund our operations but will own only approximately            % of our common stock. We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we may require additional funds to develop new products and continue to expand our business, however, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

        If our officers, directors and principal stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not in the best interests of other stockholders.

        After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately    % of our common stock, after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders. As a result of their actions or inactions our stock price may decline.

        Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        Our management will have considerable discretion in the application of the net proceeds of this offering. We expect to use a majority of the net proceeds from this offering to manufacture and market our gamma cameras, build our sales and marketing capabilities, expand our DIS business and repay outstanding lines of credit of approximately $9.4 million. To a lesser extent, we anticipate using the remaining net proceeds of this offering for further research and development relating to our existing products and new product opportunities, to finance regulatory approval activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies, although we are not currently involved in any negotiations and have no commitments with respect to any such transactions. We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business." In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $            million, based upon an assumed initial public offering price of $            per share and after deducting estimated underwriting discounts and commissions and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $            million.

        We expect to use a majority of the net proceeds of this offering to manufacture and market our gamma cameras, build our sales and marketing capabilities, expand our DIS business and repay outstanding lines of credit of approximately $9.4 million.

        To a lesser extent, we anticipate using the remaining net proceeds of this offering:

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  for further research and development relating to our existing products and new product opportunities and to finance regulatory approval activities; and

  •
  for general corporate purposes.

        In addition, we may use a portion of the net proceeds from this offering to acquire products, technologies or businesses that are complementary to our own, but we currently have no commitments or agreements relating to any of these types of transactions.

        Of the approximately $9.4 million of net proceeds that we intend to use to repay outstanding lines of credit, we will use approximately $4.83 million to repay in full our outstanding balance as of December 31, 2003 under our secured credit facility with Silicon Valley Bank. The secured credit facility may be used to borrow against accounts receivable and fixed assets and our outstanding balance matures in October 2004. The secured credit facility bears an interest rate equal to the lender's prime rate, plus 1.75% per annum, but in no event less than 5.75%.

        Additionally, of the approximately $9.4 million of net proceeds that we intend to use to repay outstanding lines of credit, we will use approximately $4.53 million to repay in full our outstanding balance as of December 31, 2003 under our credit facility with GE Healthcare Financial Services. The total amount outstanding under the line of credit matures in December 2004 and the interest rate under such agreement is the greater of the lender's prime rate plus 1.25% per annum, or 6%.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including the amount of revenue generated from our operations, the progress of our commercialization efforts, and the amount of cash used in our operations. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire products, technologies or businesses and other factors.

        Pending the uses described above, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the automatic conversion of all shares of preferred stock outstanding as of December 31, 2003 into 43,555,367 shares of common stock upon completion of this offering, (2) the filing of our restated certificate of incorporation, which provides for authorized capital stock of 150,000,000 shares of common stock and 10,000,000 shares of preferred stock, (3) the sale by us of                        shares of our common stock in this offering at an assumed initial public offering price of $             per share and the receipt of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (4) the repayment of $9.4 million of outstanding short-term lines of credit.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(In thousands, except share and per share amount)
Cash and cash equivalents	$7,681	$

Total debt:
Lines of credit	$9,357	$
Long-term debt	6,349
Notes payable to stockholders	735

	16,441

Redeemable convertible preferred stock, $0.000001 par value:
46,023,000 shares authorized, 43,555,313 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	84,278
Stockholders' equity (deficit):
Preferred stock, $0.000001 par value: 10,000,000 shares authorized and no shares issued and outstanding, as adjusted	—
Common stock, $0.001 par value: 53,000,000 shares authorized, 82,486 shares issued and outstanding, actual; 150,000,000 shares authorized, shares issued and outstanding, as adjusted	—
Additional paid in capital	5,031
Deferred compensation	(554)
Accumulated deficit	(80,180)

Total stockholders' equity (deficit)	(75,703)

Total capitalization	$25,016	$

        The number of shares in the table above excludes, as of December 31, 2003:

  •
  4,831,138 shares of our common stock subject to outstanding options under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan, having a weighted average exercise price of $0.52 per share;

  •
  1,108,147 shares of our common stock available for future issuance under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan; and

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  205,396 shares of our common stock issuable upon exercise of outstanding warrants (including warrants to purchase preferred stock that are convertible into common stock), having a weighted average exercise price of $10.26 per share.

        We expect to complete a 1-for-      reverse stock split prior to completion of this offering. All share amounts in this prospectus have been adjusted to give effect to this stock split.

DILUTION

        As of December 31, 2003, we had a negative net book value of $(76.2) million, or $(923.97) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. Our pro forma net tangible book value as of December 31, 2003 was approximately $8.1 million, or $0.18 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2003. Our pro forma net tangible book value and pro forma net tangible book value per share amounts give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

        Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of                        shares of common stock in this offering at an assumed initial public offering price of $            per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2003 would have been $            million, or $            per share. This amount represents an immediate increase in pro forma net tangible book value of $                        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                        per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at December 31, 2003	$(923.97)
Pro forma increase in tangible book value attributable to conversion of convertible preferred stock	$924.15
Pro forma net tangible book value per share as of December 31, 2003	$0.18

Increase in pro forma net tangible book value per share attributable to new investors		$

Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

        If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted pro forma net tangible book value at December 31, 2003 will be $            million, or $            per share, representing an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing shares in this offering.

        The following table summarizes, on a pro forma basis as of December 31, 2003, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based on an assumed initial public

offering price of $                              per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	43,637,853%		$		%	$
New investors

Total		100.0%		$100.0%		$

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own            % and our new investors would own            % of the total number of shares of our common stock outstanding after this offering.

        The above discussion and tables assume no exercise of any stock options or warrants outstanding as of December 31, 2003. As of December 31, 2003, there were:

  •
  4,831,138 shares of our common stock subject to outstanding options under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan, having a weighted average exercise price of $0.52 per share;

  •
  1,108,147 shares of our common stock available for future issuance under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan; and

  •
  205,396 shares of our common stock issuable upon exercise of outstanding warrants (including warrants to purchase preferred stock that are convertible into common stock), having a weighted average exercise price of $10.26 per share.

        In                        2004, our board of directors approved, effective upon the completion of this offering, our 2004 Stock Incentive Plan, under which                        shares have been reserved for future issuance, our 2004 Non-Employee Director Stock Option Program, under which            shares have been reserved for future issuance and our 2004 Employee Stock Purchase Program, under which            shares have been reserved for acquisition by our employees. To the extent that any outstanding options or warrants are exercised or shares acquired, there will be further dilution to new investors.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003, are derived from the audited financial statements for such years and as of such dates, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999 and 2000, and the selected balance sheet data as of December 31, 1999, 2000 and 2001, are derived from audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, for such years and as of such dates, which are not included in this prospectus. Historical results are not necessarily indicative of future results. The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace the financial statements.

	Years ended December 31,
Statement of Operations Data:	1999	2000	2001	2002	2003
	(In thousands, except per share data amounts)
Revenues:
DIS	$—	$1,260	$10,239	$23,005	$34,849
Product	284	5,815	18,065	18,527	21,388

Total revenues	284	7,075	28,304	41,532	56,237
Cost of revenues:
DIS	—	839	8,344	16,599	24,463
Product	265	9,834	13,192	13,633	15,092

Total cost of revenues	265	10,673	21,536	30,232	39,555

Gross profit (loss)	19	(3,598)	6,768	11,300	16,682
Operating expenses:
Research and development	10,063	2,372	3,009	2,967	2,191
Sales and marketing	1,455	3,586	9,974	8,066	6,008
General and administrative	1,967	2,878	8,161	9,497	8,097
Amortization and impairment of intangible assets	—	194	991	1,011	444
Stock-based compensation	—	311	1,579	606	226

Total operating expenses	13,485	9,341	23,714	22,147	16,966

Loss from operations	(13,466)	(12,939)	(16,946)	(10,847)	(284)
Other income (expense), net	274	(537)	(2,965)	(1,925)	(1,396)

Net loss	$(13,192)	$(13,476)	$(19,911)	$(12,772)	$(1,680)

Net loss applicable to common stockholders	$(13,192)	$(13,524)	$(20,041)	$(13,037)	$(2,006)

Basic and diluted net loss per share(1):
Historical	$(780.49)	$(722.22)	$(898.86)	$(409.23)	$(36.46)

Pro forma					$(0.04)

Shares used to compute basic and diluted net loss per share(1):
Historical	17	19	22	32	55

Pro forma					43,610

The composition of stock-based compensation is as follows:
Cost of product revenue			$200	$72	$83
Cost of DIS revenue			98	51	31
Research and development			96	61	8
Sales and marketing			541	228	18
General and administrative			644	194	86

			$1,579	$606	$226

	As of December 31,
	1999	2000	2001	2002	2003
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,626	$6,555	$1,967	$6,988	$7,681
Working capital	801	5,481	(1,668)	3,781	2,578
Total assets	5,699	23,050	29,922	33,119	35,159
Total debt	2,570	8,614	14,469	13,932	16,441
Redeemable convertible preferred stock	32,259	52,255	66,531	83,952	84,278
Total stockholders' equity (deficit)	(31,050)	(43,479)	(61,835)	(73,928)	(75,703)

(1)
Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share the number of shares used in the computation of per share amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a leader in the development, manufacture and distribution of solid-state medical imaging products and services. We were the first company to develop and commercialize a solid-state medical gamma camera for the detection of cardiovascular disease and other medical conditions. Our high performance imaging systems are mobile and provide enhanced operability and reliability and improved patient comfort and utilization when compared to traditional vacuum tube cameras. The cameras and accompanying equipment fit easily into spaces as small as seven feet by eight feet and facilitate the delivery of nuclear medicine procedures directly in a physician's office, an outpatient hospital setting or within multiple departments of a hospital. As of December 31, 2003, we had an installed base of 300 gamma cameras, over 95% of which were in the United States, including 54 cameras operated by our wholly-owned subsidiary, Digirad Imaging Solutions, Inc., or DIS.

        According to industry reports, the growth rates in 2002 for procedures performed in physician offices was approximately 44% and in hospitals was approximately 6%. We believe this trend is driven by the desire of cardiologists to control their patients' diagnosis and treatment and to generate revenue that would otherwise be lost if the patient were referred to a hospital or imaging center. The mobile feature of our technology also provides us with a significant advantage in the delivery of nuclear cardiology imaging services. Through DIS, we offer FlexImaging, our mobile and comprehensive leasing service for physicians who wish to perform nuclear cardiology and nuclear medicine procedures in their offices, but do not have the patient volume, capital or personnel to justify purchasing an imaging system. DIS is currently offered in 17 states. Physicians enter into annual contracts for imaging services delivered on a per-day basis. Our annual lease contracts typically provide for one day of service per week. We sell our imaging systems to physician practices, outpatient clinics and hospitals primarily in the United States and have sold a limited number of imaging systems internationally. Our product revenue consists of sales of our solid-state gamma cameras, custom designed chairs and accessories, such as printers, viewing workstations, connectivity and collimators and revenue from our maintenance contracts.

        In 2000, we sold our first solid-state gamma camera and launched our DIS business. From 2000 to 2003, our consolidated revenues grew from $7.1 million to $56.2 million. DIS and product revenues accounted for 62.0% and 38.0%, respectively, of our consolidated revenues for the year ended December 31, 2003. Given the recurring contractual revenue stream from our DIS business and our strategy to continue to expand the number of areas where we offer DIS services, we expect DIS revenue to continue to grow at a higher rate than product revenue and to continue to represent a large percentage of consolidated revenues. We attribute the overall growth of our business to geographical expansion, increased market penetration, awareness and acceptance, and the shift in the delivery of nuclear cardiology imaging procedures from hospitals to physician offices.

        We reduced our net loss by $11.1 million from $12.8 million in 2002 to $1.7 million in 2003. Furthermore, we have incurred substantial operating losses since our inception. As of December 31, 2003, our accumulated deficit was $80.2 million. We believe that we will achieve our first full year of profitability in 2004, and intend to continue to enhance profitability through increased volume and improved margins, although we may incur losses in any given quarter.

        We experience some seasonality in our DIS business as a result of winter holidays, inclement weather and summer slowdowns principally relating to vacations. Historically, these variables have had the least impact on our second quarter operating results.

        We are currently in the process of transitioning our manufacturing operations from several separate facilities to a single facility in Poway, California. We believe this will consolidate our operations and improve efficiencies. We currently purchase some components from sole source providers and are qualifying or seeking second source providers in an effort to diversify our providers.

Results Of Operations

        The following table sets forth our results from operations, expressed as percentages of revenues for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003
Revenues:
DIS	36.2%	55.4%	62.0%
Product	63.8	44.6	38.0

Total revenues	100.0	100.0	100.0
Cost of revenues:
DIS	29.5	40.0	43.5
Product	46.6	32.8	26.8

Total cost of revenues	76.1	72.8	70.3

Gross profit	23.9	27.2	29.7
Operating expenses:
Research and development	10.6	7.1	3.9
Sales and marketing	35.3	19.4	10.7
General and administrative	28.8	22.9	14.4
Amortization and impairment of intangible assets	3.5	2.4	0.8
Stock-based compensation	5.6	1.5	0.4

Total operating expenses	83.8	53.3	30.2

Loss from operations	(59.9)	(26.1)	(0.5)
Other income (expense)	(10.5)	(4.6)	(2.5)
Accretion of deferred issuance costs on preferred stock	(0.4)	(0.7)	(0.6)

Net loss applicable to common stockholders	(70.8)%	(31.4)%	(3.6)%

Comparison of Years Ended December 31, 2003 and 2002

Revenues

        Consolidated.    Our revenues are divided between two primary operating segments: product sales and our DIS business. Our product revenues consist primarily of selling our solid-state gamma cameras and accessories to physicians and hospitals. DIS revenues are comprised of performing our DIS services for physicians on a per day basis in accordance with a 12-month lease with annual commitment levels. Our standard lease terms provide for automatic renewals for an additional 12-month period if the lease is not terminated in writing by the customer generally 90 days or more prior to the end of the term.

        Consolidated revenues in 2003 increased to $56.2 million from $41.5 million in 2002, which represents an increase of $14.7 million, or 35.4%, primarily as a result of increased demand for our DIS services and our Cardius products. We believe that this growth was due to increased customer awareness and acceptance of our products and services.

        DIS.    Our DIS revenue increased to $34.8 million in 2003 from $23.0 million in 2002, which represents an increase of $11.8 million, or 51.5%. The increase in DIS revenue was primarily attributable to an increase in the number of physicians purchasing our DIS services and increases in the amount of services purchased by existing physician customers. To respond to this increased demand, we deployed eight additional mobile systems. We anticipate that our DIS revenue will increase if we expand into new markets and continue to penetrate existing markets. DIS revenue accounted for 62.0% of total revenues in 2003 versus 55.4% in 2002. Collectively, our DIS business operated 54 mobile and fixed site systems as of December 31, 2003.

        Product.    Our product revenue increased to $21.4 million in 2003 from $18.5 million in 2002, which represents an increase of $2.9 million, or 15.4%. This increase was due to increased sales of our gamma cameras and maintenance contract revenue. We sold 79 cameras in 2003 compared to 74 cameras in 2002. Product revenue accounted for 38.0% of total revenues for 2003 versus 44.6% in 2002. Maintenance contract revenues were $2.1 million in 2003 and $521,000 in 2002.

Gross Profit

        Consolidated.    Consolidated gross profit increased to $16.7 million in 2003 from $11.3 million in 2002, which represents an increase of $5.4 million, or 47.6%. Consolidated gross profit as a percentage of revenue increased to 29.7% in 2003 from 27.2% in 2002 primarily as a result of an increase in revenue and product cost reductions.

        DIS.    Cost of DIS revenue consists primarily of labor, radiopharmaceuticals, equipment depreciation and other costs associated with the provision of services. Our direct headcount relating to our DIS business increased to 137 employees at the end of 2003 from 112 employees at the end of 2002. Cost of DIS revenue increased to $24.5 million in 2003 from $16.6 million in 2002, which represents an increase of $7.9 million, or 47.4%. As a result, DIS gross profit increased to $10.4 million in 2003 from $6.4 million in 2002, which represents an increase of $4.0 million, or 62.1%. DIS gross profit as a percentage of revenue increased to 29.8% in 2003 from 27.8% in 2002. The increase was primarily a result of increased volumes and improving the per unit cost of various items consumed in providing the imaging services.

        Product.    Cost of goods sold primarily consists of materials, labor and overhead costs associated with the manufacturing of our products. Cost of goods sold increased to $15.1 million in 2003 from $13.6 million in 2002, which represents an increase of $1.5 million, or 10.7%. As a result, product gross profit increased to $6.3 million in 2003 from $4.9 million in 2002, which represents an increase of $1.4 million, or 28.6%. Product gross profit as a percentage of revenue increased to 29.4% in 2003 from 26.4% in 2002. The increase was primarily a result of the increase in the volume of cameras produced and cost reductions in manufacturing materials and manufacturing processes due to the introduction of our third-generation camera heads in July 2003.

Operating Expenses

        Research and Development.    Research and development expenses consist primarily of costs associated with the design, development, testing, deployment and enhancement of our products and manufacturing capabilities. The primary costs are salaries and fringe benefits, consulting fees, facilities and overhead charges and nonrecurring engineering costs. Research and development expenses decreased to $2.2 million in 2003 from $3.0 million in 2002, which represents a decrease of $776,000, or 26.2%, primarily as a result of our efforts to develop and launch our Cardius camera product line in 2002. Research and development headcount increased to 16 employees in 2003 from 14 employees in 2002. In the future, we expect to continue to invest between approximately 10% and 12% of product revenue on research and development as we continue to improve our existing technology and innovate.

        Sales and Marketing.    Sales and marketing expenses consist primarily of salaries, commissions, bonuses, recruiting costs, travel, marketing and collateral materials and tradeshow costs. Sales and marketing expenses decreased to $6.0 million in 2003 from $8.1 million in 2002, which represents a decrease of $2.1 million, or 25.5%. In late 2002, we restructured the management of the sales organization and modified the compensation structure, resulting in a significant reduction in sales expense both in dollars and as a percent of revenue. In 2003, sales and marketing expenses were 10.7% of total revenue versus 19.4% in 2002. We expect to increase our sales and marketing efforts in relation with any revenue growth, as we focus on increasing market awareness of our products and offerings.

        General and Administrative.    General and administrative expenses consist primarily of salaries and other related costs for finance and accounting, human resources and other personnel, as well as legal and other professional fees. General and administrative expenses decreased to $8.1 million in 2003 from $9.5 million in 2002, which represents a decrease of $1.4 million, or 14.7%. Reduced outside legal expenses, which were partially offset by the addition of in-house general counsel, and a reduction in headquarters headcount, all contributed to lower general and administrative expenses. General and administrative headcount was reduced by one employee by the end of 2003 to 33 employees versus 34 employees at the end of 2002. In 2003, general and administrative expenses amounted to 14.4% of total revenue versus 22.9% in 2002. If the offering contemplated by this prospectus is completed, we will be required to incur additional general and administrative costs to meet various public reporting and compliance requirements.

        Amortization and Impairment of Intangible Assets.    Intangible assets primarily represent customer contracts relating to our DIS business that we purchased from a third party in 2000 and capitalized patent and trademark portfolio costs, both of which are amortized over their respective useful life. Amortization and impairment of intangibles decreased to $444,000 in 2003 from $1.0 million in 2002. The significant decline from 2002 to 2003 was principally a result of impairment charges recorded in 2002 associated with these purchased contracts.

        Stock-Based Compensation Charges.    Deferred compensation for stock options granted has been determined as the difference between the exercise price and the fair value of our common stock on the date of grant. Options or awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123 and periodically remeasured in accordance with EITF 96-18 and recognized over the respective service or vesting period. In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $781,000 and zero for the years ended December 31, 2003 and 2002, respectively. We recorded these amounts as a component of stockholders' equity and are amortizing the amount, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. We recorded stock-based compensation of $226,000 and $606,000 for the years ended December 31, 2003 and 2002, respectively. We expect that charges to be recognized in future periods from amortization of deferred compensation related to employee stock options grants will be $318,000, $152,000, $69,000 and $16,000 for the years ending December 31, 2004, 2005, 2006 and 2007, respectively. During February and March of 2004, we granted options to purchase 879,300 shares of common stock to employees and board members. We anticipate recording deferred stock compensation of approximately $1.3 million for the difference between the original exercise price per share determined by our board of directors and the revised estimate of fair value per share.

Other Income (Expense)

        Interest expense decreased to $1.4 million in 2003 from $2.0 million in 2002, which represents a decrease of $558,000, or 28.1%. The reduction is a result of a decrease in the variable interest rates on two accounts receivable credit lines and a reduction on capital leases, and $243,000 of debt discount associated with our $1.9 million bridge financing in 2002.

        Interest income decreased to $35,000 in 2003 from $65,000 in 2002, which represents a decrease of $30,000, or 45.6%, primarily due to lower interest rates in 2003 on cash and cash equivalent accounts.

Net Loss

        Net loss decreased to $1.7 million in 2003 from $12.8 million in 2002, which represents a decrease of $11.1 million, or 86.8%, as a result of the factors described above.

Comparison of Years Ended December 31, 2002 and 2001

Revenues

        Consolidated.    Our consolidated revenues increased to $41.5 million in 2002 from $28.3 million in 2001, which represents an increase of $13.2 million, or 46.7%. This increase was due primarily to a significant increase in DIS imaging services volume as DIS began to achieve more market acceptance.

        DIS.    Our DIS revenue increased to $23.0 million in 2002 compared to $10.2 million in 2001, which represents an increase of $12.8 million, or 124.7%, resulting primarily from geographical expansion and market acceptance. Our DIS revenue accounted for 55.4% of total revenues in 2002 versus 36.2% in 2001.

        Product.    Our product sales revenue increased to $18.5 million in 2002 from $18.1 million in 2001, which represents an increase of $462,000, or 2.6%, in 2002. The minor increase was a result of our decision to flatten the sales and marketing organization, resulting in a low product sales growth rate over the prior year. Product revenue accounted for 44.6% of total revenues in 2002 versus 63.8% in 2001.

Gross Profit

        Consolidated.    Consolidated gross profit increased to $11.3 million in 2002 from $6.8 million in 2001, which represents an increase of $4.5 million, or 67.0%. Consolidated gross profit as a percentage of revenue increased to 27.2% in 2002 from 23.9% in 2001, primarily as a result of a year-to-year increase in revenue and lower cost per day to perform our DIS services.

        DIS.    Cost of DIS revenue increased to $16.6 million in 2002 from $8.3 million in 2001, which represents an increase of $8.3 million, or 98.9%. As a result, DIS gross profit increased to $6.4 million in 2002 from $1.9 million in 2001, which represents an increase of $4.5 million, or 238.1%. DIS gross profit as a percentage of revenue increased to 27.8% in 2002 from 18.5% in 2001. The increase was primarily a result of increased volume and other servicing efficiencies as DIS expanded geographically within the United States.

        Product.    Cost of goods sold increased to $13.6 million in 2002 from $13.2 million in 2001, which represents an increase of $440,000, or 3.3%. As a result, product gross profit remained flat at $4.9 million from 2001 to 2002. Product gross margin as a percentage of revenue decreased to 26.4% in 2002 from 27.0% in 2001.

Operating Expenses

        Research and Development.    Research and development expenses were $3.0 million in both 2001 and 2002. Although we reduced the number of employees in 2002, the launch of the Cardius camera line and associated expenses offset any reductions in research and development expenses. We reduced our research and development headcount in 2002 to 14 employees from 25 employees at the end of 2001. Research and development expenses amounted to 7.1% of consolidated revenues in 2002 versus 10.6% in 2001.

        Sales and Marketing.    Sales and marketing expenses decreased to $8.1 million in 2002 from $10.0 million in 2001, which represents a decrease of $1.9 million, or 19.1%. The decrease in sales and marketing expense was related primarily to reductions in our sales and marketing personnel in early 2002 as we repositioned ourselves to focus on profitable growth. Sales and marketing headcount was reduced to 29 employees at the end of 2002 versus 50 employees at the end of 2001. Sales and marketing expenses amounted to 19.4% of consolidated revenues in 2002 compared to 35.3% in 2001.

        General and Administrative.    General and administrative expenses increased to $9.5 million in 2002 from $8.2 million in 2001, which represents an increase of $1.3 million, or 16.4%. The increase resulted primarily from increases in accounting, human resource and other administrative headcount expenses and settlement fees in 2002. General and administrative expenses amounted to 22.9% of consolidated revenues in 2002, compared to 28.8% in 2001.

        Amortization and Impairment of Intangible Assets.    Amortization of intangible assets is primarily amortization of capitalized costs associated with purchased contracts and capitalized patent and trademark costs; both are amortized over their respective useful life. Amortization and impairment of intangible assets was constant year-to-year, $1.0 million in 2002 and 2001.

        Stock-Based Compensation Charges.    Total stock-based compensation decreased to $606,000, or 62.7%, in 2002 from $1.6 million in 2001, which represents a decrease of $972,000, or 61.6%, as the remaining deferred compensation was recorded in 2002.

Other Income (Expense)

        Interest expense increased to $2.0 million in 2002 from $1.4 million in 2001, which represents an increase of $551,000, or 38.3%. The increase was primarily attributable to increases in the accounts receivable credit line borrowings and an increase in capital equipment lease lines for DIS equipment. We also incurred $243,000 of expense in conjunction with our bridge financing in 2002.

        Interest income decreased to $65,000 in 2002 from $118,000 in 2001, which represents a decrease of $53,000, or 44.9%, due to the termination of a camera lease to a customer in 2002.

        Other expenses were $1.6 million in 2001, which were related to the costs incurred in connection for a proposed initial public offering which was not completed.

Net Loss

        Net loss decreased to $12.8 million in 2002 from $19.9 million in 2001, which represents a decrease of $7.1 million, or 35.9%. Net loss in 2001 decreased as a result of the factors described above.

Liquidity And Capital Resources

General

        We require capital principally for operating our DIS business, interest payments, working capital, debt service and capital expenditures. Our capital expenditures consist primarily of manufactured DIS cameras, computer hardware and software. Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries and the payment cycles of our customers and payors.

        We have historically funded our operations principally through private equity financings supplemented with credit lines, equipment financing arrangements and cash from operations. We completed seven private placements of preferred stock between March 1995 and June 2002, yielding aggregate net proceeds of approximately $83.5 million. At December 31, 2003, our outstanding borrowings totaled $16.4 million. Based upon our current level of expenditures, we believe proceeds from this offering, together with cash flows from operating activities, availability under our current or future revolving credit lines will be adequate to meet our anticipated cash requirements for interest payments, working capital, debt service and capital expenditures for the next 12 months.

        Our preferred stock is redeemable on or after July 31, 2004 upon the request of certain preferred stock investors. We must redeem all outstanding shares of our preferred stock by paying in cash its redemption value plus declared but unpaid dividends. No dividends have been declared through December 31, 2003. If the funds of our company that are legally available for redemption are insufficient to redeem the total number of preferred shares to be redeemed, those funds which are legally available must be used to redeem the maximum possible number of shares pro rata among the various series of preferred stock. If the offering contemplated by this prospectus is not completed, and the redeemable preferred shares remain outstanding, we do not anticipate having legally available funds to redeem any portion of the preferred shares in 2004.

        As of December 31, 2003, cash and cash equivalents totaled $7.7 million compared to $7.0 million at December 31, 2002. We currently invest our cash reserves in money market funds.

        Net cash provided by operations was $158,000 in 2003. Net cash used in operating activities amounted to approximately $9.8 million and $16.8 million for the years ended December 31, 2002 and 2001, respectively. For these periods, net cash used in operating activities resulted primarily from operating losses and net increases in accounts receivable resulting from the growth in our business.

        Net cash used in investing activities amounted to approximately $2.0 million, $1.8 million and $7.8 million for the years ended December 31, 2003, 2002 and 2001 respectively. Investing activities consist primarily of capital expenditures.

        Net cash provided by financing activities amounted to approximately $2.5 million, $16.6 million and $20.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Private placements of our preferred stock and proceeds from bank borrowings, lease financings and credit line borrowings were primarily responsible for the net cash provided by financing activities.

Working Capital

        We believe that DIS and product revenues will continue to increase. We believe that a majority of this increase will occur in the cardiology office market from the use of DIS, which could increase our accounts receivable due to the extended payment cycles we experience in that business. We have adopted a number of policies and procedures to reduce these extended payment cycles, and believe that we will continue to improve collection turnaround times. For example, at the end of 2003, DIS revenues grew 51.5% over 2002, whereas the receivables increased 22.7% over 2002. If accounts receivable increase, we will use available cash on hand to fund the increase. We expect that cash on hand, cash flow from operations and additional borrowings under our new revolving credit facility will be sufficient to meet our working capital needs over the next 12 months.

Debt Service

        In October 2003, we renewed an agreement for a $5.0 million revolving line of credit to provide working capital for our product sales. Borrowings under this line of credit accrue interest at the bank's floating prime rate plus 1.75% and are limited based on a formula that takes into account eligible amounts of accounts receivables, inventory and other factors. We are required to make monthly interest payments on this line of credit, which expires in October 2004, with any unpaid balance due upon expiration. As of December 31, 2003, our outstanding balance under this facility was $4.8 million. We intend to repay this loan in full with proceeds from this offering.

        In January 2001, we entered into a loan and security agreement for a revolving line of credit to provide working capital for our DIS business. We are authorized to draw up to $5.0 million and the borrowings under the line of credit, as amended in March 2004, accrue interest at the higher of 6.0% or prime plus 1.25%. This revolving line of credit expires in December 2004. As of December 31, 2003, our outstanding balance under this loan and security agreement totaled $4.5 million. We intend to repay this loan in full with proceeds from this offering.

        In the event we are unable to complete the offering, we believe we can renew our credit lines or access alternate sources of financing based on the improvement in our operating results and our cash flow.

        We have notes payable to our stockholders totaling $735,000, which bear interest at 6.35% per year. We are obligated to repay these notes equally over the 12 quarters beginning March 31, 2004.

        As of December 31, 2003, we had capital lease obligations totaling $6.3 million. These obligations are secured by the specific equipment financed under each lease and will be repaid monthly over the lease terms, which range from 48 to 63 months. Our DIS subsidiary entered into the majority of these capital lease obligations.

        We are committed to making future cash payments on notes payable to our stockholders, capital leases (including interest), operating leases and lines of credit. We have not guaranteed the debt of any other party. The following table summarizes our contractual obligations as of December 31, 2003 (dollars in thousands):

	Payments due by period
Contractual obligations	Total	Current	1-3 years	3-5 years	More than 5 years
Notes payable to stockholders	$735	$245	$245	$245	$—
Capital lease obligations	7,505	2,741	4,197	567	—
Operating lease obligations	3,861	696	1,376	1,170	619
Lines of credit	9,357	9,357	—	—

Total	$21,458	$13,039	$5,818	$1,982	$619

Quantitative And Qualitative Disclosures About Market Risk

        Our exposure to market risk due to changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay on our various outstanding debt instruments. Our risk associated with fluctuating interest rates is limited, however, to certain of our long-term debt and capital lease obligations, all of which have interest rates that are closely tied to market rates, and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to increase the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

Inflation

        We do not believe that inflation has had a material impact on our business or operating results during the periods presented.

Related Party Transactions

        For a description of our related party transactions, see the section of this prospectus entitled "Certain Relationships and Related Transactions."

Critical Accounting Policies

        The Securities and Exchange Commission defines critical accounting policies as those that are, in management's opinion, very important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective or complex judgments. In preparing our financial statements in accordance with generally accepted accounting principles in the United States, we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from our estimates. The accounting policies that are most subject to important estimates or assumptions include those described below.

Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin No. 101 when each of the following four criteria are met:

  1.
  A contract or sales arrangement exists;
  2.
  Products have been shipped and title has transferred or services have been rendered;
  3.
  The price of the products or services is fixed or determinable; and
  4.
  Collectibility is reasonably assured.

        For our product revenue, these criteria are usually met upon delivery. Our DIS revenue is recorded once the services and disposables are provided and consumed, which is normally on the day of the service. Reductions to product revenue are recorded to provide for payment adjustments and credit memos. Reductions to our DIS revenue are recorded to provide for payment adjustments and credit memos. In addition, we establish reserves against our DIS revenue to allow for uncollectible items relating to patient co-payments and contractual allowances and other adjustments, based on historical collection experience.

Accounts Receivable and Allowance for Doubtful Accounts

        We use a combination of factors in evaluating the collectibility of accounts receivable. We generally establish reserves for bad debt based on the length of time that the receivables are past due. Each account is reviewed and a percentage varying from zero to 100% for each account is established. We do not establish reserves for accounts with a history of payment without disputes. We generally reserve between 20% and 50% of the outstanding balance for accounts that are more than 180 days late and under dispute. We reserve 100% of the outstanding balance for accounts that we believe constitute a high risk of default based on factors such as level of dispute, payment history and our knowledge of a customer's inability to meet its obligations. We also consider bad debt write-off history. Our estimates of collectibility could be reduced by material amounts by changed circumstances, such as a higher number of defaults or material adverse changes in a payor's ability to meet its obligations.

Long-Lived Assets

        We state property and equipment and purchased contracts at cost. We capitalize betterments, which extend the useful life of the equipment. We calculate depreciation on property and equipment and purchased contracts on the straight-line method over the estimated useful live (three to seven years for property and equipment and five years for purchased contracts) of the assets. We follow Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are considered to be impaired, we measure the impairment be recognized by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. We have taken impairment charges on certain customer contracts purchased during 2000 from Nuclear Imaging Systems, Inc. and Florida Cardiology, Inc. Assets are examined for impairment annually or more frequently if events occur that may indicate a potential asset impairment.

Inventory

        We state inventories at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment to be used as mobile imaging units in DIS is classified as property and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Except where firm orders are on-hand, we consider inventory quantities of sale products in excess of the last 12 months' demand as excess and reserve for them at levels between 20% and 50% of cost, depending on our knowledge and forecast for the product. We establish obsolescence reserves on an increasing basis from 0% for active, high-demand products, to 100% for obsolete products. We review the reserve periodically and, if necessary, make adjustments. We rely on historical information to support our reserve and utilize management's business judgment. Once the inventory is written down, we do not adjust the reserve balance until the inventory is sold.

Warranty

        We provide a warranty on certain of our products and accrue the estimated cost at the time revenue is recorded. Historically, the warranty periods have ranged from up to 24 months. Since July 2002, substantially all of the warranty periods have been 12 months before customer-sponsored maintenance begins. Warranty reserves are established based on historical experience with failure rates and repair costs and the number of units at customers covered by warranty. We review warranty reserves monthly and, if necessary, make adjustments.

New Accounting Pronouncements

        In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. We adopted the disclosure requirements of this interpretation that were effective on December 31, 2002. The recognition provisions of the interpretation are effective in 2003 and are applicable only to guarantees issued or modified after December 31, 2002. We have not issued or modified any such guarantees and accordingly the interpretation did not have a material impact on our financial position, results of operations or cash flows for the fiscal year ended December 31, 2003.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN No. 46R, a revision to FIN No. 46. FIN No. 46R provides a broad deferral of the latest date by which all public entities must apply FIN No. 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN No. 46 or FIN No. 46R to have a material impact upon our financial position, cash flows or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

BUSINESS

Overview

        We are a leader in the development, manufacture and distribution of solid-state medical imaging products and services for the detection of cardiovascular disease and other medical conditions. We designed and commercialized the first solid-state gamma camera. Our initial focus is nuclear cardiology imaging procedures performed with gamma cameras, which we believe generate revenue of approximately $10.0 billion annually. Our target markets are primarily physician practices and outpatient clinics, which we believe constitute approximately 25% of this total market, or $2.5 billion.

        By utilizing solid-state technology rather than bulky vacuum tubes, we believe that our imaging systems maintain image quality while offering significant advantages over vacuum tube-based systems, including mobility through reduced size and weight, enhanced operability and reliability, and improved patient comfort and utilization. Due to size and other limitations of vacuum tube cameras, nuclear imaging has traditionally been confined to dedicated and customized space within a hospital or imaging center. The mobility of our imaging systems enables us to deliver nuclear imaging procedures in a wide range of clinical settings—physician offices, outpatient clinics or within multiple departments in a hospital.

        We sell our imaging systems to physicians, outpatient clinics and hospitals. In addition, through our wholly-owned subsidiary, Digirad Imaging Solutions, Inc., or DIS, we also offer a comprehensive and mobile imaging leasing and services program, called FlexImaging, for physicians who wish to perform nuclear cardiology imaging procedures in their offices but do not have the patient volume, capital or resources to justify purchasing a gamma camera. DIS provides physician customers with an imaging system, certified personnel, required licensure and other support for the performance of nuclear imaging procedures under the supervision of our physician customers. Physicians enter into annual contracts for imaging services delivered on a per-day basis. DIS currently operates 23 regional hubs and seven fixed sites in 17 states.

        The mobility of our imaging systems and the flexibility of our leasing service allow cardiologists to provide nuclear imaging procedures in their offices to patients that they historically had to refer to hospitals or imaging centers. As a result, we provide physicians with more control over the diagnosis and treatment of their patients and enable physicians to capture revenue from procedures that would otherwise be referred to these hospitals and imaging centers.

        Nuclear imaging is a clinical diagnostic tool that has been in use for over 40 years with reimbursement codes established since 1971. According to industry sources, approximately 18.4 million nuclear imaging procedures were performed in the United States in 2002, of which 9.9 million procedures were cardiac applications, a volume that is expected to grow by approximately 25% annually over the next three years. We estimate that the growth rate in 2002 for nuclear imaging procedures performed in physician offices was approximately 44% and in hospitals was approximately 6%. We expect the mobility of our imaging systems will continue to allow us to capitalize on this shift in the delivery of nuclear cardiology imaging services from hospitals to physician offices.

        The target market for our products is the approximately 30,000 cardiologists in the United States that perform nuclear cardiology procedures. To date, we have sold or provided imaging services through DIS to approximately 500 physicians. In 2003, DIS performed over 66,000 patient procedures.

        We sold our first gamma camera in March 2000 and we established DIS in September 2000. We had consolidated revenues and net losses of $41.5 million and $12.8 million, respectively, in fiscal 2002 and $56.2 million and $1.7 million, respectively, in fiscal 2003. Revenue from DIS and from our camera sales constituted 62% and 38%, respectively, of our 2003 consolidated revenues. We believe DIS will continue to provide us with recurring annual contractual revenue and comprise the largest component of our consolidated revenue.

Market Opportunity

Nuclear Imaging

        Nuclear imaging is a form of diagnostic imaging in which depictions of the internal anatomy or physiology are generated primarily through non-invasive means. Diagnostic imaging facilitates the early diagnosis of diseases and disorders, often minimizing the scope, cost and amount of care required and reducing the need for more invasive procedures. Currently, five major types of non-invasive diagnostic imaging technologies are available: x-ray; magnetic resonance imaging, or MRI; computerized tomography, or CT; ultrasound; and nuclear imaging.

        Nuclear imaging measures varying degrees of physiological activity. Physicians use the images and related clinical information to determine whether to refer patients to more invasive diagnostic or therapeutic treatments. Nuclear imaging is provided through two primary technologies, gamma cameras and dedicated positron emission tomography, or PET, machines. According to industry sources, despite the improved image quality from PET machines, gamma cameras are used for a substantial majority of nuclear imaging procedures. We believe this preference is due to the lower purchase and maintenance costs, smaller physical footprint and easier service logistics of gamma cameras. The most widely used imaging acquisition technology utilized in gamma cameras is single photon emission computed tomography, or SPECT. All of our current cardiac gamma cameras utilize SPECT.

Clinical Applications for Nuclear Imaging

        Nuclear imaging is used primarily in cardiovascular, oncological and neurological applications. Nuclear imaging involves the introduction of very low-level radioactive chemicals, called radiopharmaceuticals, into the patient's body. The radiopharmaceuticals are specially formulated to concentrate temporarily in the specific part of the body to be studied. A system comprised of a gamma camera detector and computer is then used to detect the radiation signal emitted by the chemicals and to convert that signal into an image of the body part or organ. Nuclear imaging, in contrast to other diagnostic imaging modalities, shows not only the anatomy or structure of an organ or body part, but also its function—including blood flow, organ function, metabolic activity and biochemical activity. According to industry sources, the following nuclear imaging procedures were performed with gamma cameras in the United States in 2002:

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  Cardiac Applications.  Approximately 9.9 million procedures were performed in cardiology to provide diagnostic information concerning the flow of blood to, through and from the heart as well as the condition of the heart muscle.

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  Non-Cardiac Applications.  Approximately 8.5 million procedures were performed in oncology and organ imaging to provide diagnostic information on tumor location and size or on the condition and function of various organs.

Nuclear Cardiology

        We believe that the 9.9 million nuclear cardiology procedures performed annually in the United States with gamma cameras generate revenue of approximately $10.0 billion. Our target market for DIS services is primarily physician practices and outpatient clinics, which we believe constitute approximately 25% of this total market, or $2.5 billion. In addition, the market for gamma camera sales across all care settings in the United States is estimated to be over $450 million annually.

        According to industry sources, nuclear cardiology procedures are expected to grow by approximately 25% annually over the next three years. We believe the growth of these procedures will be driven by the expected increase in coronary heart disease. According to the American Heart Association, this increase in heart disease will result from the aging of baby boomers and the record rate of obesity and diabetes in all age groups.

        Increasingly, a nuclear cardiology procedure is the first non-invasive, diagnostic imaging procedure performed on patients with suspected heart disease. Following the imaging study, the physician will determine the need for more invasive and expensive diagnostic procedures or therapeutic treatments. These treatments may include angiography, which is an x-ray procedure by which catheters are inserted into an artery or vein to take pictures of blood vessels; angioplasty, which is a procedure by which catheters with balloon tips are used to widen narrowed arteries; or open heart surgery. Given the clinical advantages of nuclear cardiac images, many payors require patients to complete a nuclear cardiology procedure before undergoing more invasive diagnostic procedures and therapeutic treatments.

        The target market for our gamma camera sales and the FlexImaging services offered by DIS are the approximately 30,000 cardiologists in the United States that perform nuclear cardiology procedures. We have sold cameras or leased our services through DIS to approximately 500 physicians. In 2003, DIS performed over 66,000 patient procedures. We sell our imaging systems and provide our FlexImaging services to hospitals that provide nuclear cardiology procedures on either an outpatient or inpatient basis, and to physicians that provide these procedures in their offices. According to industry reports, the growth rate in 2002 for procedures performed in physician offices was approximately 44%, and in hospitals was approximately 6%. We believe this trend is driven by the desire of cardiologists to control their patients' diagnosis and treatment and to capture revenues from procedures that would otherwise be referred to hospitals or imaging centers. The unique mobility of our imaging systems allows us to capitalize on this shift from hospital-based imaging to physician office-based imaging.

Competitive Strengths

        We believe that our position as a market leader in the nuclear cardiac imaging market is a product of the following competitive strengths:

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  Leading Solid-State Technology.  We were the first company to develop and commercialize solid-state technology for nuclear imaging applications. We have continued to introduce new products and to develop our manufacturing capability and intellectual property. We believe the mobility of our imaging systems has accelerated the shift of nuclear cardiology procedures from hospitals and imaging centers to physician offices.

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  Mobile Applications Through Reduced Size and Weight.  Our solid-state technology has allowed us to reduce the size and weight of gamma cameras, resulting in the only in-office mobile cardiac gamma camera on the market. Our cameras weigh less than 450 pounds and our imaging chairs weigh less than 350 pounds. Together they require a working space of only seven feet by eight feet, and generally can be employed without facility renovations. As a result, our imaging systems are capable of being easily moved within a hospital or imaging facility, or by van between physician offices. In contrast, vacuum tube cameras typically weigh 2,400 to 5,000 pounds, are very difficult to move and often require a dedicated room and facility renovations such as reinforced floors.

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  Image Quality.  We believe our imaging systems maintain a high-quality image despite the rigors of a mobile environment. In addition, our imaging chair places the patient in an upright position, which reduces the potential for certain types of false indications of an organ defect. Most vacuum tube cameras require patients to be imaged while lying on their backs. In this position, the diaphragm does not descend and may push other organs up against the apex of the heart, which may result in false indications. We believe that we mitigate this problem through our upright patient positioning.

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  Enhanced Operability and Reliability.  We believe our imaging systems provide more convenient operation, better power efficiency and increased reliability as compared to vacuum tube cameras. These cameras must be powered continuously to stabilize the temperature of multiple vacuum tubes. Our gamma cameras do not require continuous power and are ready to image minutes after being turned on. In addition, our solid-state technology is more mechanically durable than vacuum tubes, which are more likely to change their performance characteristics if they sustain physical shocks during transportation. The small size and light weight of our detector heads and the modular design of our cameras also facilitate repairs and upgrades in the field, which are often accomplished by delivering replacement components overnight.

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  Improved Patient Comfort and Utilization.  We believe the upright and open architecture of our patient chair can reduce patient claustrophobia and increase patient comfort when compared to traditional vacuum tube-based imaging systems. The majority of other imaging systems require the patient to lie flat and have detector heads rotate around the patient, creating a more confining environment and potentially increasing the time it takes the patient to enter and exit the system. Depending on the patients' physical condition, we believe the time savings available with our upright imaging may increase productivity by as much as one additional patient per day.

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  Unique Dual Distribution.  We have implemented a unique dual distribution model by offering our physician and hospital customers alternatives for using our imaging systems. We sell imaging systems to physicians and hospitals that wish to perform nuclear imaging in their facilities and manage the related service logistics. Through DIS, we also offer our FlexImaging services to physicians and hospitals on an annual basis in flexible increments ranging from one day per month to several days per week. DIS allows physicians and hospitals to offer nuclear imaging procedures to their patients without the capital investment, certified personnel, required licensure and other logistics associated with operating a nuclear imaging site.

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  Intellectual Property Portfolio.  We have developed an intellectual property portfolio that includes product, component and process patents covering various aspects of our imaging systems. Currently, we own 21 patents issued in the United States and two patents issued internationally. We also have 10 additional patent applications pending in the United States and 21 pending applications internationally. In addition to our patent portfolio, we have developed proprietary manufacturing and business know-how and trade secrets that we believe provide us with a competitive advantage.

Our Technology

Conventional Vacuum Tube Technology

        Most gamma cameras use a scintillation crystal, or scintillator, to convert the energy of a gamma ray photon into light. This light is then converted by means of a photodetector into an electrical signal which is reconstructed into a diagnostic image. Most traditional gamma cameras use a single crystal sheet as the scintillator and use vacuum tubes as their photodetectors, which are referred to as vacuum tube photomultipliers. This basic approach has not undergone any fundamental change in over 40 years.

        Each vacuum tube is approximately the size of a soft drink can. Since a detector can consist of up to 60 vacuum tubes, the result is a camera with both a large detector enclosure and significant weight due to the lead shield that is required around the detector enclosure. In addition, vacuum tubes cannot be easily moved or used in a mobile environment because vibration may change the electrical properties of the tubes or break them. Further, vacuum tubes may lose their vacuum over time resulting in reduced reliability.

Our Solid-State Technology

        We introduced the first solid-state gamma cameras to the nuclear imaging market in March 2000. Our imaging systems utilize a proprietary photodetector which incorporates a silicon semiconductor, or photodiode, that detects light and converts it into an electronic signal for reconstruction into a diagnostic image. Our photodiode replaces the vacuum tubes used in traditional gamma cameras. The size and thickness of our photodiodes is approximately that of a dime, which enables us to build detector heads that are significantly smaller and lighter than the detector heads in traditional gamma cameras. Our solid-state photodiodes are durable and do not change their electrical properties as a result of vibration associated with transportation and are more reliable over time as compared with vacuum tubes. These properties allow our imaging systems to be mobile.

        Although photodiodes have been used for many years in varying applications, their use in gamma cameras was previously unsuccessful because performance and functionality limitations prevented the development of a commercially viable product. When a gamma ray emitted from a patient strikes a scintillator, only a very small amount of light is generated, and an even smaller electrical signal is produced in the photodiode. Traditional photodiodes were able to detect these small electrical signals only at very low temperatures, typically less than -20° celsius, due to the electrical noise inherent in the photodiodes. The equipment and cost required to maintain this low temperature prohibited commercialization of a photodiode-based gamma camera. Our proprietary photodiode is capable of measuring these small electrical signals at near room temperature, which reduces cost and improves reliability.

        Our photodiode is packaged with our segmented scintillation crystal and readout electronics into a patented detector module. The segmented scintillation crystal allows our module to achieve higher gamma ray detection rates than the single crystal sheet used in traditional gamma cameras. We believe the improved detection rates will be useful with new molecular imaging agents that we anticipate being introduced into the market. The entire module is designed so that it can be physically joined to other modules in varying sizes and shapes, allowing for the design of large field of view and application-specific imaging systems.

Our Products

        We sell a line of solid-state gamma cameras and accessories offering both general medical imaging and specific clinical-application imaging. In a typical nuclear cardiology procedure, the physician acquires two images from the patient, one while the patient's heart rate is at rest and the other after the heart has been stressed. The procedure begins with the injection of a small amount of radiopharmaceutical. A patient imaged by our gamma camera sits in an imaging chair and places both arms on a shoulder-level armrest. The chair is adjusted to align the patient's heart on the axis of the chair's rotation.

        Following positioning of the patient, image acquisition begins with the patient slowly rotating through a 180 degree arc in front of the camera's detector head, which also has been positioned at heart level. The duration of the acquisition is a function of the patient's body mass, whether the test is performed with the heart at rest or under stress, the amount of radiopharmaceutical and the number of camera detectors on the system.

        Stress images are acquired by stressing the heart, either through exercise or the use of other pharmaceuticals, and then injecting the radiopharmaceutical at the peak stress level. The difference between a resting and stress image allows the physician to determine the level of cardiac function. At the conclusion of each image acquisition, the chair is rotated to the exit position and the patient steps out. After collecting the images, the technologist performs the image reconstruction, checks the quality of the images and further processes the images. The physician then reviews the images and determines whether more invasive diagnostic procedures or therapeutic treatments are necessary.

        We currently offer the following products:

        CardiusSM-2 is a stationary, dual-head gamma camera and patient chair designed for dedicated cardiology applications and high-procedure volumes. Expensive room modifications or electrical changes are generally not required to use this imaging system in an office setting. Further, the system offers the smallest footprint available today, fitting into a seven foot by eight foot room. The Cardius-2 features two proprietary third-generation detectors that accelerate the image acquisition process, resulting in higher patient throughput. The system is suited for larger cardiology practices, dedicated hospital-based cardiology systems, or imaging centers.

        CardiusSM-1 is a stationary, single-head gamma camera and patient chair designed for dedicated cardiology applications and lower procedure volumes. A single detector head results in image acquisition times suited for physicians and hospitals with the lower patient volumes usually associated with smaller cardiology practices. The Cardius-1 also features our proprietary third-generation detector and can be upgraded in the physician's office to a dual-head Cardius-2 by using our upgrade kit. This upgrade feature allows physicians to expand imaging volume as their practices grow and imaging needs increase.

        2020tc Imager® is a mobile, single-head gamma camera that is compact and lightweight. The camera is used for general purpose imaging procedures taken from a single point of view, referred to as planar, ranging from bone scans to thyroid imaging. The small pixel size in our 2020tc Imager provides improved imaging resolution over traditional planar cameras. We sell this camera as a secondary camera to hospitals to increase their capacity and flexibility to image within multiple departments using a single asset.

        SPECTpak PLUS combines our 2020tc Imager and SPECTour patient chair and provides both general purpose nuclear imaging and cardiology imaging, with the added flexibility of mobility. DIS uses the SPECTpak PLUS to provide mobile imaging services to its physician customers.

        Workstations, Connectivity and Accessories.    We offer a line of high-performance workstations equipped with multiple software options for nuclear image interpretation. We also sell connectivity between imagers from the same or different manufacturers to physicians who wish to integrate studies from multiple imagers into one single workstation or archival. In addition, we offer a line of accessories including hot lab equipment required for the use of radiopharmaceuticals, and various other supplies.

Digirad Imaging Solutions (DIS)

        DIS offers a comprehensive and mobile imaging leasing service, called FlexImaging, which includes an imaging system, certified personnel, required licensure and other logistics for the performance of nuclear imaging procedures under the supervision of physicians. DIS allows cardiologists to provide nuclear imaging procedures in their offices to patients they historically had to refer to hospitals or imaging centers. As a result, DIS provides physicians with more control over their patients' diagnosis and treatment as well as incremental revenue opportunities. Physicians can tailor their nuclear imaging expenses to their practice needs and patient volumes.

        Under our FlexImaging program, we provide a mobile camera, a state-certified nuclear imaging technologist, or CNMT, a paramedic or nurse, radioactive materials and related licensure and supervision for radiation safety services, medical supplies, a quality control process, patient preparation, administrative forms and information brochures. All imaging procedures are administered under the physician's supervision. We also customize our program to allow physicians to lease only our personnel or only our imaging systems, depending on their own practice needs.

        DIS currently operates in 17 states and has approximately 350 contracts with physicians, most of whom are office-based cardiologists. DIS also provides leasing services to internists, hospitals and clinics. Our DIS operations use a "hub and spoke" model in which centrally located regional hubs anchor multiple van routes in the surrounding metropolitan areas. As of December 31, 2003, we had 164 employees in our DIS business operating 23 hubs, seven fixed sites, and 54 vans that transport our equipment and personnel to physician office locations. We have invested substantial resources developing our service infrastructure, which includes radioactive materials licensing, a staff of radiation safety officers and licensed clinicians, coordinated billing services and standardized lease agreements. We believe that our service infrastructure and know-how will support additional routes and imaging modalities in the future.

        DIS has policies and procedures for the handling of radioactive materials, purchasing relationships, clinical training and quality assurance that we believe maximize operational efficiency and improve customer satisfaction. We have implemented a compliance plan that requires strict adherence to applicable state and federal regulations, including Medicare regulations. We also have an active quality assurance and control program designed to optimize service and follow strict radiation safety and training programs. Our management team has developed experience in hiring and training clinical staff as well as providing quality services to our customers. We utilize proprietary software management tools that monitor key performance metrics in each of our routes, hubs and regions.

        At our DIS hubs, technicians load the equipment, radiopharmaceuticals and other supplies onto specially equipped vans for transport to the physician's office, where the technicians set up the equipment for the day. After quality assurance testing, and under the physician's supervision, a technician will gather patient information, inject the patient with a radiopharmaceutical and then acquire the images for review by the physician. The technicians furnish the physician with applicable paperwork and billing information for all patients and clean the utilized areas before departing.

        As of December 31, 2003, we provided FlexImaging leasing services to more than 93% of our DIS customers under annual contracts for services delivered on a per-day basis. These contracts decrease our immediate and direct dependence on physician reimbursement. Under these agreements, physicians pay us a fixed amount for each day that they lease our equipment and personnel, and they commit to the scheduling of a minimum number of lease days during the one-year lease term. The same fixed payment amount is due for each day regardless of the number of patients seen or the reimbursement obtained by the physician. As of December 31, 2003, the remaining 7% of our DIS business was provided under our "mixed bill" option. Under this type of agreement, we provide the technical component of our services and bill either the physician or the patient's third-party payor, and so remain at direct risk for reimbursement. We also bill the patient for any co-payment.

        We believe DIS allows us to avoid the often lengthy and sometimes unpredictable sales cycle associated with capital equipment sales in a hospital or physician practice setting, and provides us with recurring contractual revenue. Occasionally, DIS customers purchase our imaging systems. In addition, because we own the product that we lease, we are often able to translate technical camera improvements into increased margins in our DIS business.

Business Strategy

        We intend to continue to expand our business, improve our market position and increase our revenues and profits by pursuing the following business strategies:

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  Continued Innovation in Solid-State Imaging Technology.  We intend to maintain our leadership position in solid-state imaging technology by continuing to invest resources in research and development. We believe we can continue to improve upon our existing technology to enhance image quality, maximize patient throughput, lower system cost and facilitate the ease of maintenance and repairs.

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  Expand Our DIS Business.  We plan to expand our DIS business into several new states, add new hub locations in states in which we currently operate and increase hub utilization with additional physician customers and routes. We also intend to pursue cardiology opportunities for DIS in hospitals and new clinical applications for DIS in neurology, oncology and surgery.

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  Increase Market Share in Camera Sales.  We believe that we can grow our market share by capitalizing on the recent trend of nuclear cardiology procedures shifting from the hospital to the physician office. We are also expanding our hospital sales and marketing efforts to capitalize on the increased demand for secondary mobile cameras.

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  Expand International Sales and Marketing Presence.  We intend to increase our presence internationally by entering into relationships with distributors that have the experience, expertise and service network to sell and support our products internationally. To date, our international sales have represented less than 1% of our revenue.

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  Drive Margin Improvements and Growth.  We plan to enhance our product margins by achieving operating efficiencies, reducing manufacturing costs and increasing product reliability. We also intend to leverage our technological advancements into improved performance and customer satisfaction in our DIS business.

Sales and Marketing

        Our direct domestic sales organization consists of 25 sales representatives including 12 territory managers responsible for capital equipment sales and 13 imaging professionals responsible for DIS geographic regions. We select our sales representatives based on their expertise in nuclear imaging product sales and services. Each sales representative is subject to periodic performance reviews and is required to attend periodic sales and product training. We employ sales specialists to assist territory managers with in-office or on-site camera demonstrations. We intend to increase the number of sales representatives as we launch new products and services and to increase our marketing efforts with respect to existing products.

        In addition to our direct sales force, we also sell our imaging systems in five states and Puerto Rico through three distributors and one independent sales agent. We select our distributors based on their expertise in imaging systems and sales coverage. These relationships provide the distributor the right to sell our products within the sales territory, and their sales representatives typically attend the same sales and product training as our own sales representatives.

        We also have distributors in Canada and in Russia and are beginning to build an international sales organization focused on camera sales. These international distribution arrangements are exclusive within the designated countries. We have hired a dedicated international sales executive to establish relationships with additional distributors.

        We often service our domestic customers remotely through high-speed Internet access and dial-up connections that facilitate system diagnosis without the need for field service or repair. When repair is required, our modular part replacement capability allows our field service engineers to perform field repairs that minimize customer downtime. We also employ applications specialists and a connectivity engineer to train our customers or provide technical support on the use of our products. We plan to engage outside service firms to support our international customers.

Manufacturing

        We have been manufacturing our cameras since March 2000. Our manufacturing strategy combines our internal design expertise and proprietary process technology with strategic outsourcing. The key components of our camera's mechanical and electrical systems are designed or configured by us, and include a personal computer, power supplies, cooling system, liquid crystal display, controller boards and a data acquisition and communication system. These components are either outsourced to qualified manufacturers or built internally. We perform sub-assembly tests and final system performance tests packaging and labeling at our facility.

        Suppliers of critical materials, components and subassemblies undergo ongoing quality certification by us. Most components used in the product are available from multiple sources; however, we do not currently maintain alternative manufacturing sources for certain components of the detector or for the acquisition and control software. For those components for which we have only a single source supplier, we are currently qualifying or seeking secondary sources. We utilize enterprise resource planning and collaborative software to increase efficiency and security in handling of material and inventory, centralizing our purchasing procedures, monitoring our inventory supplies and streamlining our billing methods. Our outsourcing strategy is targeted at companies that meet the standards of the FDA and the International Organization for Standardization, or ISO.

        We and our third-party manufacturers are subject to the FDA's Quality System Regulation, state regulations such as the regulations promulgated by the California Department of Health Services, and regulations promulgated by the European Union. We currently manufacture our medical devices in a number of facilities leased by us in San Diego County, California and licensed by the FDA as well as the California Food and Drug Branch, or CFDB. We are in the process of relocating and consolidating our manufacturing to a new facility in nearby Poway, California that has not yet been licensed by either the FDA or CFDB. Our facilities and the facilities of our third-party manufacturers are subject to periodic unannounced inspections by regulatory authorities, and may undergo compliance inspections conducted by the FDA and corresponding state agencies.

        In late 2004, we plan to initiate our ISO-13485 quality certification program with the expectation of receiving certification in 2005. ISO-13485 is a compilation of quality standards tailored for medical device manufacturers and promulgated by the ISO. A medical device manufacturer whose quality program has been certified to ISO requirements does not have to independently test each product that it sells in the European Union. ISO certification is required to sell our products in certain countries, however, we may not ever obtain such certification.

Research and Development

        Our research and development staff currently consists of 18 employees. We have a long and extensive commitment to research and development, including an established history in developing innovative solid-state gamma cameras. In March 2000, we launched the first solid-state gamma camera for medical use and, in September 2002, we released the first dual-head, solid-state camera. In July 2003, we launched our third-generation detector that improved the reliability and sensitivity of our gamma cameras, and reduced their cost. We have an established core competency in the development of silicon photodiodes and related scintillator assemblies and signaling processing electronics, which are the core of our gamma cameras.

        Our research and development efforts are primarily focused in the near term on developing further enhancements to our existing products as well as developing our next-generation products. Our objective is to increase the sensitivity and reliability of our imaging systems and their clinical and economic benefit to our physician customers and their patients.

Competition

        The medical device industry, including the market for nuclear imaging systems and services, is highly competitive, subject to rapid change and significantly affected by new product and service introductions and market activities of other industry participants. In selling and leasing our imaging systems, we compete against several large medical device manufacturers, including Philips Medical Systems, General Electric Healthcare, Siemens Medical Systems and Toshiba Medical Systems. All of these competitors offer a full line of imaging cameras for each diagnostic imaging technology, including x-ray, MRI, CT, ultrasound and nuclear medicine. The existing nuclear imaging systems sold by our competitors have been in use for a longer period of time than our products and are more widely recognized and used by physicians and hospitals for nuclear imaging. Many of our competitors and potential competitors enjoy significant competitive advantages over us, including:

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  significantly greater name recognition and financial, technical and marketing resources;

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  established relationships with healthcare professionals, customers and third-party payors;

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  established distribution networks;

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  additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives; and

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  greater resources for product development, sales and marketing.

        We are aware of certain major medical device companies that are attempting to develop solid-state gamma cameras, and we believe these efforts will continue. However, we are currently not aware of any other solid-state cardiac gamma camera. We are also aware of a privately-held company, Gamma Medica, which is currently marketing a solid-state gamma camera for breast imaging. We do not believe that this camera can be used in a cardiac application. However, we cannot assure you that Gamma Medica will not attempt to modify its existing camera for use in the cardiac segment in the future or develop another gamma camera for cardiac applications.

        In providing our mobile leasing services, we also compete against businesses employing traditional vacuum tube cameras that must be transported in large trucks and cannot be moved in and out of physician offices. Competitive fixed-site services may require extensive or dedicated space and room renovations that result in increased start-up and ongoing costs.

        Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products and services, including a mobile leasing service. Current or future competitors may develop technologies and products that demonstrate better image quality, ease of use or mobility than our nuclear imaging systems. Our nuclear imaging systems or leasing services may be rendered obsolete or non-competitive by technological advances developed by one or more of our competitors. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same purpose.

        We believe that the principal competitive factors in our market include:

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  improved outcomes for nuclear imaging procedures;

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  acceptance by physicians;

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  ease of use, reliability and mobility;

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  product price;

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  qualification for reimbursement;

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  technical leadership and superiority;

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  effective marketing and distribution; and

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  speed to market.

Intellectual Property

        We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property, or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Patents

        We have developed a patent portfolio that covers our overall products, components and processes. As of March 5, 2004, we had 21 issued U.S. patents and 31 pending patent applications, including ten U.S. applications, three international Patent Cooperation Treaty, or PCT, applications and 18 foreign applications seeking protection for selected patents in Japan, Canada and Russia. The issued and pending patents cover, among other things, aspects of solid-state radiation detectors including our photodiodes, signal processing, and system configuration. Our issued patents expire between December 23, 2014 and April 20, 2021. We have multiple patents covering unique aspects and improvements for many of our products. We have entered into a royalty-bearing license for one U.S. patent with a third party for exclusive use (subject to certain reservation of rights by the U.S. Government) in nuclear imaging. We do not believe that our current products implement the licensed patent and we are currently negotiating with the third-party licensor to amend the patent license.

        In addition to our solid-state detector and photodiode technology patents, we hold specific patents for an alternative solid-state method using Cadmium Zinc Telluride, or CZT, that we previously pursued for use in gamma cameras. While each of our patents applies to nuclear medicine, many also apply to the construction of area detectors for other types of medical imagers and imaging methods.

        The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

        As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

        Further, a patent infringement suit brought against us may force us to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Trademarks

        We have trademark registrations in the U.S. for the following marks: 2020tc Imager®, CardiusSST®, Digirad®, Digirad Logo®, Digirad Imaging Solutions®, FlexImaging®, and SPECTour®. We have trademark applications pending in the U.S. for the following marks: CardiusSM, DigiServSM, DigiSpectSM, DigiTechSM, and SolidiumSM. We have obtained and sought trademark protection for some of these listed marks in the European Community and Japan.

Government Regulations

        The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

        Both federal and state governmental agencies are continuing heightened civil and criminal enforcement efforts in the healthcare industry. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the billing practices of healthcare providers. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the United States Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.

        We have implemented a compliance program to help assure that we remain in compliance with the healthcare laws applicable to our business, and believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

Fraud and Abuse Laws

Anti-Kickback Statute

        The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

        The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the OIG has issued a series of regulations, known as the "safe harbors," beginning in July of 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

        Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

        Government officials have focused their enforcement efforts on marketing of healthcare services, among other activities, and recently have brought cases against sales personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. As part of our compliance program, we review our marketing materials and train our sales personnel to help assure compliance with the Anti-Kickback Statute.

        In DIS, we offer lease agreements under which physicians lease our equipment and personnel, typically for one or two days a week, for a term of a year. Under this option, which comprises 93% of our DIS customers, our customers pay us the same fixed amount for each lease day regardless of the number of patients they see or the reimbursement they obtain. They also pay us for radiopharmaceuticals and pharmacological stress agents (collectively, "supplies") used in performing the tests.

        Under a second contracting option, the "mixed bill" model, used by approximately 7% of our customers, we provide and are paid for services and supplies provided to physicians for their use in treating their privately insured patients. These physicians also refer Medicare patients to us, for whom we perform the technical component of nuclear imaging procedures and on whose behalf we bill the Medicare program directly. This type of arrangement, if not properly structured, could be construed to violate the Anti-Kickback Statute and also to raise issues under another Medicare statute, 42 U.S.C. Section 1320a-7(b)(6). That statute prohibits providers from charging Medicare substantially in excess of the provider's usual and customary charges unless the Secretary of Health and Human Services finds good cause.

        We believe that we have structured our lease and "mixed bill" models, as well as our marketing program, to comply with the Anti-Kickback Statute and similar state laws, as well as with 42 U.S.C. Section 1320a-7(b)(6). However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and assert otherwise.

Stark Law

        The Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral law or Stark Law, prohibits physician referrals of Medicare patients to an entity for certain "designated health services" if the physician or an immediate family member has an indirect or direct financial relationship with the entity and no statutory or regulatory exception applies. Financial relationships include an ownership interest in, or compensation arrangement with, the entity. It also prohibits an entity receiving a prohibited referral from billing and collecting for services rendered pursuant to such referral. "Designated health services" under Stark include inpatient and outpatient hospital services, radiology services, magnetic resonance imaging, computerized axial tomography scans, ultrasound services and outpatient prescription drugs. The Health Care Financing Administration, now known as the Centers for Medicare and Medicaid Services, or CMS, indicated in a final rule issued in 2001 that nuclear medicine is not covered as a designated healthcare service under the Stark Law. CMS has also indicated that radiopharmaceuticals and pharmacological stress agents used in nuclear imaging procedures do not constitute designated healthcare services. However, it is possible that CMS may change its interpretation in the future to include nuclear imaging and/or one or both of these supplies as designated healthcare services under the Stark Law. Should that occur, we believe the financial relationships we have with our physician customers fall within one or more exceptions to the prohibition on referrals. Therefore, we do not believe the physicians would be prohibited from referring Medicare patients to us. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and assert otherwise.

        A person who engages in a scheme to circumvent the Stark Law's prohibitions may be fined up to $100,000 for each such arrangement or scheme. In addition, anyone who presents or causes to be presented a claim to the Medicare program in violation of the Stark Law is subject to monetary penalties of up to $15,000 per claim submitted, an assessment of several times the amount claimed, and possible exclusion from participation in federal healthcare programs. In addition, claims submitted in violation of the Stark Law may be alleged to be subject to liability under the federal False Claims Act and its whistleblower provisions (as discussed below).

        Several states in which we operate have enacted legislation that prohibits physician self-referral arrangements and/or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Some of these statutes cover all patients and are not limited to Medicare beneficiaries. Possible sanctions for violating state physician self-referral laws vary, but may include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and, in a few states, are more restrictive than the federal Stark Law. Some states have indicated they will interpret their own self-referral statutes the same way that CMS interprets the Stark Law, but it is possible the states will interpret their own laws differently in the future. We believe that we have structured our operations to comply with these state physician self-referral prohibition laws in the jurisdictions in which we operate. However, we cannot rule out the possibility that the government or other third parties could interpret these statutes differently and assert otherwise. In certain states in which we do not yet operate, these laws may add considerable expense to or limit altogether the types of business models we may successfully utilize.

HIPAA

        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

        In addition to creating the two new federal healthcare crimes, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Two standards have been promulgated under HIPAA with which we currently are required to comply. We must comply with the Standards for Privacy of Individually Identifiable Health Information, which restrict our use and disclosure of certain individually identifiable health information. We have been required to comply with the Privacy Standards since April 14, 2003. We must also comply with the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these Standards since October 16, 2003. We believe that we are in compliance with these standards. Two other standards relevant to our use of medical information have been promulgated under HIPAA, although our compliance with these standards is not yet required. The Security Standards will require us to implement certain security measures to safeguard certain electronic health information by April 21, 2005. In addition, CMS recently published a final rule, which will require us to adopt Unique Health Identifiers for use in filing and processing healthcare claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

        In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Federal False Claims Act

        Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" or "qui tam" provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. The government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If it declines to do so, the individual may choose to pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the individual's litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted laws modeled after the federal False Claims Act.

        When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the federal False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. Although simple negligence should not give rise to liability, submitting a claim with reckless disregard or deliberate ignorance of its truth or falsity could result in substantial civil liability. The False Claims Act has been used to assert liability on the basis of inadequate care, improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Billing and Reimbursement

DIS

        Reimbursement to physicians for nuclear imaging tests consists of both a "technical component" (i.e., the actual performance of the test) and a "professional component" (i.e., the interpretation of the test, sometimes referred to as a "read" of the test). Physicians may bill for the professional component if they perform and document a bona fide interpretation. Medicare and certain other payors permit providers who perform both the technical and professional components to either bill "globally" for both components of the tests, if applicable requirements are met, or to bill for the technical component and professional component separately. In our lease model, our physician customers bill globally for both the technical and professional components of the tests. Assuming they meet certain requirements, including but not limited to adequate supervision of the non-physician personnel performing the tests, they may bill and be paid by Medicare according to the Medicare Physician Fee Schedule.

        Under our "mixed bill" model, we provide the technical component of nuclear imaging services and bill either the physician (who, in turn, bills the patient or third-party payor) or, if the patient is a Medicare patient, the Medicare program. For those services we bill directly, our Medicare payment is based on the Medicare Physician Fee Schedule and we bill the patient for any co-payment. The physician performs and bills the payor for the professional component for all patients, including the interpretation of the test. In our lease agreement model, we derive our revenues directly and only from customer physicians. In our "mixed bill" model, we derive revenues from Medicare, as well as direct billings to physicians.

        Medicare has delegated the functions of enrollment and payment to contractors known as the Medicare carriers, each of whose jurisdiction varies, as some carriers govern several states, some just one state and some just a portion of a state. Although federal regulations set forth uniform rules governing IDTF billing and enrollment, each carrier is free to interpret these rules to a certain extent. For example, an IDTF is required to have one or more supervising physicians, each of whom meets certain proficiency requirements; these precise proficiency requirements vary from carrier to carrier. The nature of a particular carrier's proficiency and other requirements may add expense to or limit the types of business models we may be able to utilize successfully in the carrier's jurisdiction. At present, we are licensed as independent testing facilities in nine states and perform IDTF services in five states.

        Services for which we and our customer physicians bill Medicare typically are reimbursed according to the Medicare Physician Fee Schedule that assigns a specified value to each procedure or supply, which are identified according to numeric codes. Medicare revises this Physician Fee Schedule on an annual basis. Under the Medicare Modernization Act, the Physician Fee Schedule payment rates for 2004 were increased, instead of reduced as expected prior to the legislation. The payment methodology to physician practices for drugs and radiopharmaceuticals were changed, and some payment rates decreased. If the amounts payable under the Physician Fee Schedule or payments for supplies decreases under prescribed payment methodologies, we may receive less revenue from Medicare under our mixed bill model. Similarly, our physician customers may receive less revenue for the tests they perform under our lease model, which may adversely affect the amount we can charge physicians who enter into new lease agreements or renew existing agreements.

        We also lease our cameras to hospitals. The payment policies implemented by state and federal reimbursement programs for hospitals affect demand for our leasing services business by hospitals. Medicare, the single largest third-party payor in the United States, which pays certain hospitals for imaging services using our products, generally pays for inpatient services under a prospective payment system, or "PPS." Under PPS, hospitals receive a fixed amount for each Medicare patient discharge for inpatient services. Each discharge is classified into one of many diagnosis related groups, or "DRGs," corresponding to the patient's condition. The payment amount assigned to each DRG reimburses the hospital for inpatient operating costs, regardless of the services actually provided or the length of the patient's stay. Hospital capital-related costs, including investments in depreciable equipment also is paid under a PPS methodology. Although there may be opportunities to obtain additional amounts for certain high-cost new technologies in the inpatient setting, under this PPS payment methodology, Medicare does not separately reimburse hospitals for services performed using our cameras, since payment for this service is included in the DRG payment amount. Many state Medicaid programs and private payors have adopted comparable payment policies.

        Medicare pays for hospital outpatient services under the outpatient prospective payment system. Under this system, services and items furnished in hospital outpatient departments are reimbursed using a pre-determined amount for each ambulatory payment classification, or "APC." Each APC groups together similar services comparable both clinically and with respect to the use of resources. Certain items and services are paid based on a fee schedule, and hospitals are reimbursed additional amounts for certain drugs, biologics and new technologies. Under the Medicare Modernization Act, revisions were made to the payment methodology for radiopharmaceuticals and drugs used with our cameras, which resulted in the increase of some and decrease of other payment rates to hospitals for these supplies. We cannot predict the extent to which the payment methodology changes will have an impact on our revenue or business, if any.

        We believe we have structured our DIS contracts so that physicians and hospitals are able to bill in this manner if they comply with the terms of the contracts and the requirements of applicable radioactive materials laws are met. However, if any of our customer physicians are deemed not to meet these conditions, payment to the affected physicians could be reduced, denied or recouped. If the failure to comply is deemed to be "knowing" and/or "willful," as defined in federal statutes, the government could seek to impose fines or penalties under the False Claims Act and other statutes. This may require us to restructure our agreements with these physicians and/or respond to any resultant claims by physicians or the government.

Camera Sales

        We currently sell cameras to physicians, physician groups or medical groups. Physicians who perform or supervise nuclear imaging procedures in their offices are reimbursed by Medicare under the Physician Fee Schedule, assuming applicable requirements are met. Physicians are also reimbursed for the supplies they use in performing these procedures. The payment policies implemented by state and federal reimbursement programs for physicians affect demand for our cameras. We also sell cameras to hospitals. The payment policies implemented by state and federal reimbursement programs for hospitals affect demand for our cameras. The same rules and regulations concerning reimbursement for inpatient and outpatient services that apply to our hospital leases also apply to our sales of cameras to hospitals.

Non-governmental third-party payor limitations

        Non-governmental managed-care payors, such as health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and certain other insurers, often impose varying requirements and limitations on the ability of diagnostic test providers such as our lease services division to receive payment directly for the services they provide. For example, some payors will not reimburse a provider of nuclear imaging services for the tests it performs unless the provider has a contract with the payor, and in many instances such payors will not enter into such contracts. On the other hand, most of these payors currently will provide reimbursement on a "global" basis to a physician who has a contract with the payor and who supervises or performs the test and provides the professional interpretation. Such payor requirements and limitations restrict the types of business models we can successfully utilize for patients covered by these payors, but currently do not preclude us from successfully implementing our lease and mixed bill models. However, we cannot rule out the possibility that some of these payors will impose new requirements or limitations in the future that could adversely affect these models and require us to develop new models.

Pharmaceutical laws

        Our lease services business involve administering and furnishing radiopharmaceuticals and pharmacological stress agents, which are regulated as drugs by state and federal agencies, including the FDA and state pharmacy boards. These agencies administer laws governing the manufacturing, sale, distribution, use, administration and prescribing of drugs, including the federal Food, Drug and Cosmetic Act, state food and drug laws and state pharmacy acts. Some of our activities may be deemed by relevant agencies to require permits or licensure under these laws, which would impose substantial requirements and entail significant expense. If any of these agencies deemed our activities to require such permits or licensure, we would be required to either obtain such permits or licensure, if possible, or modify the types of business models we can utilize in the affected jurisdiction(s).

Radioactive Materials Laws

        The procurement, use, transfer and storage of radioactive materials is subject to comprehensive regulation under state and federal laws. In some states, the federal Nuclear Regulatory Commission, or NRC, directly regulates such use (NRC States). In other states, a state regulatory agency performs such regulation under an agreement with the federal government (Agreement States). In both Agreement and NRC States, the use of radioactive materials requires licensure and compliance with comprehensive rules governing such licensure.

        Because our DIS business entails the use of radiopharmaceuticals in performing nuclear medicine tests, we are required to obtain and maintain licensure under radioactive materials laws, or RAM laws, and to comply with such laws. The RAM laws require, among other things, that such materials be used by, or that their use be supervised by, individuals with specified training, expertise and credentials in the type of use in question. Such individuals are known as "authorized users."

        The RAM laws include specific provisions applicable to the medical use of radioactive materials. For a business such as ours, the authorized user must be a physician with training and expertise in the use of radioactive materials for diagnostic purposes. We have entered into contracts with qualified physicians in each of our regions to serve as authorized users.

        In some states, the authorized user is required to participate in or oversee the selection of patients and the ordering of procedures and/or supplies. Some states also required that an authorized user perform an interpretation of the nuclear medicine tests. The authorized user need not be present at the customer physician's site to perform such functions.

        Under the RAM laws, physicians who are not licensed authorized users, but who are supervised by an authorized user on behalf of a licensed entity, are permitted to use radioactive materials under the authority of such licensure, if certain conditions are met. Because our physician customers in our lease services business are not licensees and in most cases are not qualified to serve as authorized users, they perform nuclear medicine procedures as "supervised persons." To the extent required by applicable RAM laws, the authorized users perform some of the functions described above. For example, in states where an authorized user must perform an interpretation to satisfy RAM licensing laws, an authorized user does so. The physician customer reimburses the authorized user for doing so and also performs his or her own interpretation.

        We believe that we have structured our operations so that they comply with applicable RAM laws in the jurisdictions in which we operate, and that the manner in which we comply with these laws is also consistent with applicable Medicare requirements. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and assert otherwise.

Medical Device Regulation

        Our products are medical devices subject to extensive regulation by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

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  product design and development;

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  product testing;

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  product manufacturing;

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  product labeling;

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  product storage;

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  recordkeeping;

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  premarket clearance or approval;

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  advertising and promotion; and

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  product sales and distribution.

        Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval, or PMA, from the FDA. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low-risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III. In general, a class III device cannot be marketed in the United States unless the approves the device after submission of a PMA.

510(k) Clearance Pathway

        When we are required to obtain a 510(k) clearance for a device which we wish to market, we must submit a premarket notification to FDA demonstrating that the device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. By regulation, the FDA is required to respond to a 510(k) premarket notification within 90 days of submission of the notification. As a practical matter, clearance can take significantly longer. If FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use of the device, into class III.

        After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, will require a new 510(k) clearance or could require a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained. If the FDA requires us to seek 510(k) clearance or PMA for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our gamma cameras that we believe do not require new 510(k) clearances.

Premarket Approval Pathway

        A PMA application must be submitted if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

        After a PMA application is complete, the FDA begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted PMA application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR. New PMA applications or PMA application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

        A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) premarket notification. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our motion preservation designs and possibly interbody implants will likely require that we obtain an IDE from the FDA prior to commencing clinical trials. Our clinical trials must be conducted in accordance with FDA regulations. The results of clinical testing may not be sufficient to obtain approval of the product.

Pervasive and Continuing FDA Regulation

        After a device is placed on the market, numerous regulatory requirements apply. These include:

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  Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

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  labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

  •
  medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

  •
  fines, injunctions, and civil penalties;

  •
  recall or seizure of our products;

  •
  operating restrictions, partial suspension or total shutdown of production;

  •
  refusing our request for 510(k) clearance or PMA of new products;

  •
  withdrawing 510(k) clearance or PMAs that are already granted; and

  •
  criminal prosecution.

        We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

International

        International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

        The primary regulatory environment in Europe is that of the European Union, which consists of 15 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. CE is an abbreviation for European Compliance. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In 2001, we were certified by TUV Product Service, a Notified Body, under the European Union Medical Device Directive allowing the CE conformity marking to be applied.

        Our current products are approved for market release by the FDA. We also received regulatory approval from the Japanese Ministry of Health in October 2000, which is similar to our FDA Establishment Registration. The Canadian Standards Association has approved our 2020tc/SPECTour chair for the CSA labeling in February 2002. In March 2003, we received GOST certification, the quality and safety certification system administered by the Russian committee, Gosstandart, to distribute the 2020tc/SPECTour chair in Russia.

Employees

        As of December 31, 2003, we had 289 employees, of which 137 were employed in clinical and regulatory, 71 in operations, 33 in general and administrative, 32 in sales and marketing and 16 in research and development. We had 164 employees in our DIS subsidiary. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good. We are, however, aware of a claim by one former employee and three current employees that they are due unpaid overtime because of an alleged misclassification of their positions as exempt rather than non-exempt employees. For a further discussion, see "Risk Factors—Risks Related to Our Intellectual Property and Potential Litigation—We may be subject to lawsuits and actions brought by our employees."

Facilities

        Our operations are headquartered in an approximately 70,000 square foot facility in Poway, California that is leased to us until February 2010. We believe that our existing facility is adequate for our current needs.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth certain information regarding our executive officers, key employees and directors:

Name	Age	Position(s)
David M. Sheehan	40	President, Chief Executive Officer and Director
Todd P. Clyde	35	Chief Financial Officer
Vera P. Pardee	47	Vice President, General Counsel and Secretary
Diana M. Bowden	42	Vice President of Marketing
Herbert J. Bellucci	54	Senior Vice President of Operations
Paul J. Early	68	Vice President and Corporate Radiation Safety Officer
Richard L. Conwell	53	Vice President, Advanced Research and Development and Business Development
Martin B. Shirley	41	Regional Vice President of Sales, East
Stephen L. Bollinger	44	Regional Vice President of Sales, West
Timothy J. Wollaeger(1)(3)	60	Chairman of the Board of Directors
Raymond V. Dittamore(2)(3)	60	Director
Robert M. Jaffe	52	Director
R. King Nelson(1)(2)	47	Director
Kenneth E. Olson(2)(3)	67	Director
Douglas Reed, M.D.	50	Director

(1)
Member of the compensation committee

(2)
Member of audit committee

(3)
Member of the nominating and corporate governance committee

        David M. Sheehan has served as our President and Chief Executive Officer since March 2002 and as a member of our board of directors since July 2002. Mr. Sheehan joined us in September 2000 as President of Digirad Imaging Solutions, Inc., our wholly owned subsidiary. From May 1999 to September 2000, Mr. Sheehan served as the President and Chief Executive Officer of Rapidcare.com, an e-health company. From May 1997 to May 1999, he served as Vice President of Sales, Marketing, and Business Development of a division at Baxter International, Inc. that provided cardiopulmonary products and services to hospitals. Prior to this, he held operations, sales and marketing positions at Haemonetics Corporation, a supplier of blood processing equipment and services. Mr. Sheehan received his B.S. in mechanical engineering from Worcester Polytechnic Institute and his M.B.A. from the Tuck School of Business at Dartmouth College.

        Todd P. Clyde has served as our Chief Financial Officer since November 2002. From January 2002 to November 2002, Mr. Clyde was Chief Financial Officer at Del Mar Database, Inc., a software company developing products for the mortgage lending industry. From March 2000 to October 2001, Mr. Clyde was Vice President and Controller at Verance Corporation, a digital information tracking and security company. From October 1997 to March 2000, Mr. Clyde was Vice President and Division Controller at I-Bus/Phoenix, a division of Maxwell Technologies, Inc. which is a manufacturer of customized industrial computing. Prior to this, he was a senior auditor at Ernst & Young, LLP, an international public accounting firm. Mr. Clyde received his B.S. in accounting and his Masters of Accountancy from Brigham Young University. Mr. Clyde is a Certified Public Accountant.

        Vera P. Pardee has served as our Vice President, General Counsel and Secretary since April 2003. From July 2000 to February 2002, Ms. Pardee served as Vice President, General Counsel and Secretary of Nanogen, Inc., a biotechnology company developing molecular diagnostic tests for the clinical research and diagnostics markets. From January 1988 to June 2001, Ms. Pardee was in private practice as a partner and associate at Seltzer Caplan Vitek McMahon and from 1983 to 1987 as an associate at O'Melveny & Myers, LLP. Ms. Pardee received her J.D. from Southwestern University School of Law.

        Diana M. Bowden has served as our Vice President of Marketing since September 2002. From June 2001 to August 2002, Ms. Bowden served as Director of Marketing with our wholly-owned subsidiary, Digirad Imaging Solutions. From August 2000 to June 2001, Ms. Bowden served as Director of Marketing at Keylime Software, Inc., a web analytics company. From May 1998 to May 2000, she served as Director of Sales and Marketing at Ultra Acquisition Corporation, an e-commerce and manufacturing company. From June 1994 to May 1998, Ms. Bowden served as Vice President, Sales and Marketing at RadNet, a radiology service provider. Prior to this she served in various product management and sales management positions at Quest Diagnostics Incorporated, a large medical reference laboratory, and in sales and marketing positions at Iolab, a former Johnson & Johnson pharmaceutical company. She received her B.A. in biological sciences from U.C. Santa Barbara and her M.B.A. in marketing from the Peter Drucker Graduate School of Management of the Claremont Graduate University.

        Herbert J. Bellucci has served as our Senior Vice President, Operations since May 2003. From April 1994 to April 2003, Mr. Bellucci was Vice President of Manufacturing at Omnicell, a company that manufactures electromechanical dispensing systems for drugs and hospital supplies. Prior to this, he was Senior Vice President of Operations at Laserscope, a manufacturer of minimally invasive surgical devices, Vice President of Operations at Vidamed, a medical device company, and Manufacturing Manager at Spectra-Physics, a division of Thermo Electric Corporation which is a supplier of laser technology. Mr. Bellucci received his B.S. in engineering from Brown University and his M.B.A. from Stanford University.

        Paul J. Early has served as our Vice President and Corporate Radiation Safety Officer since March 2001. Prior to joining us, Mr. Early was the President of Associates at Medical Physics, the scientific journal of the American Association of Physicists in Medicine. Mr. Early is the author of multiple books, including the nuclear medicine textbook "Textbook of Nuclear Medicine Technology." Mr. Early is a Diplomate of the American Board of Medical Physics, the American Board of Science in Nuclear Medicine and the American Board of Radiology. Mr. Early received his B.S. from St. Ambrose University and completed two years of post-graduate studies at Creighton University.

        Richard L. Conwell has served as our Vice President of Advanced Research and Development and Business Development since August 2001. Prior to that, he served as our Vice President of Marketing from January 2001 to August 2001, as Vice President of Research and Development and Marketing from March 2000 to January 2001, and as Vice President of Research and Development from June 1996 to March 2000. Prior to joining us, Mr. Conwell was Vice President of Thermo Gamma Metrics, a company which develops and markets on-line, high-speed process optimization systems for raw-materials analysis, where he was responsible for the company's bulk material analyzer business. Mr. Conwell received his B.S. in physics and computer science from Ball State University.

        Martin B. Shirley has served as our Regional Vice President of Sales, East since July 2002.    Prior to that, Mr. Shirley served as a Regional Sales Director for us from January 2001 to January 2002, and as a Territory Manager for us from January 2000 to January 2001. From March 1999 to December 1999, he was a principal of IsoPoint, Inc., a software company, where he was responsible for sales and contracting. Prior to this, Mr. Shirley was Regional Sales Manager at SMV America, Inc., a manufacturer of gamma cameras that was purchased by General Electric, and a Territory Manager for Dupont in their radiopharmaceutical business. Prior to this, Mr. Shirley spent five years as a Certified Nuclear Technologist. Mr. Shirley received his A.S. in nuclear medicine technology from Hillsborough Community College and his A.A. in liberal arts from Santa Fe Community College.

        Stephen L. Bollinger has served as our Regional Vice President of Sales, West since July 2002. From February 2002 to July 2002, Mr. Bollinger served as our Western Regional Sales Director. From

October 2000 to February 2002 Mr. Bollinger worked at Data Return Corporation, a company that provides managed website hosting services, as Western Regional Sales Manager. From June 1986 to September 2000, Mr. Bollinger was a West Coast Regional Sales Manager for Kodak's medical imaging products division. Mr. Bollinger received his B.S. from University of Phoenix and his M.B.A. from University of Colorado.

        Timothy J. Wollaeger has served as a member of our board of directors since April 1994 and as our Chairman since January 1996. Mr. Wollaeger has been the Managing Director for the San Diego office of Sanderling Biomedical Venture Capital since April 2002. He is also a general partner of Kingsbury Associates, L.P., a venture capital firm he founded in January 1994, which focuses on investments in the healthcare industry. From May 1990 to December 1993, Mr. Wollaeger served as Senior Vice President and a director of Columbia Hospital Corporation, a hospital management company now known as HCA Healthcare Corporation. From October 1986 until July 1993, Mr. Wollaeger was a general partner of Biovest Partners, a seed venture capital firm. He is Chairman of the board of directors of Biosite Incorporated and a founder and director of several privately held medical products companies. Mr. Wollaeger received his B.A. in economics from Yale University and his M.B.A. from the Stanford University Graduate School of Business.

        Raymond V. Dittamore has served as a member of our board of directors since March 2004. Mr. Dittamore is a retired audit partner of Ernst & Young, LLP, an international public accounting firm. Mr. Dittamore retired after 35 years of service, including 14 years as the managing partner of the firm's San Diego office. Mr. Dittamore is a director of Qualcomm Incorporated, Invitrogen Corporation and Gen-Probe Incorporated. Mr. Dittamore received his B.S. from San Diego State University.

        Robert M. Jaffe has served as a member of our board of directors since June 2002. He is a founder and investment officer of Sorrento Associates. Prior to founding Sorrento Associates in 1985, he was an investment banker at Merrill Lynch Capital Markets. Prior to this, he was an investment banker at Salomon Brothers, Inc. and Goldman, Sachs & Co. He was also a member of the technical staff at Hughes Aircraft Company and a consultant at McKinsey & Co. Mr. Jaffe received his M.B.A. from the Harvard Business School where he was a Baker Scholar and the recipient of The Loeb Rhoades Fellowship. He received his M.S. in electrical engineering from the California Institute of Technology, and his B.S. in electrical engineering and computer science from the University of California at Berkeley.

        R. King Nelson has served as a member of our board of directors since March 2004 and previously served as a director from May 2000 to April 2002. From May 1999 to December 2003, Mr. Nelson served as the President and Chief Executive Officer of VenPro Corporation, a medical device company that develops bioprosthetic implants for venous vascular and cardiovascular medicine. From January 1980 to December 1998, Mr. Nelson held various executive positions at Baxter Healthcare Corporation, most recently as President of the perfusion service business. Mr. Nelson received his B.S. from Texas Tech University and his M.B.A. in international business from the University of Miami.

        Kenneth E. Olson has served as a member of our board of directors since March 1996. From June 1984 to June 1998, he served as Chairman, and from December 1990 to February 1996 and from March 1997 to June 1998, he served as Chief Executive Officer, at Proxima Corporation, a supplier of display projection systems for professional desktop computers. From 1971 to 1987, he was Chairman and Chief Executive Officer of Topaz, Inc., a designer and manufacturer of computer peripherals. Mr. Olson also serves on the board of directors for Avanir Pharmaceuticals and WD-40 Company. He studied electrical engineering at UCLA and received his M.B.A. from Pepperdine University.

        Douglas Reed, M.D. has served as a member of our board of directors since August 2000. He has been a Managing Director of Vector Fund Management, a venture capital firm which focuses on investments in the life sciences and healthcare industry since June 2000. From October 1998 to January 2000, Dr. Reed served as Vice President of Business Development for GelTex Pharmaceuticals, Inc., a company that develops and markets non-absorbed polymer drugs. From April 1996 to September 1998, Dr. Reed served as Vice President of Business Development at NPS Pharmaceuticals, Inc., a company which develops small molecule drugs and recombinant peptides. Prior to this, Dr. Reed served as Vice President at S.R. One, Limited, a venture capital fund focused on investments in biopharmaceuticals and the life sciences. Dr. Reed is board certified as a neuroradiologist and has held faculty positions at the University of Washington and Yale University in the department of radiology. Dr. Reed received his B.A. in biology and M.D. from the University of Missouri—Kansas City, and his M.B.A. from the Wharton School at the University of Pennsylvania.

Board Composition

        Our board of directors currently consists of seven directors, each of whom has been elected to serve a one year term. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. The audit committee consists of Mr. Dittamore, Mr. Nelson and Mr. Olson, each of whom is an independent member of our board of directors as defined by applicable Securities and Exchange Commission, or SEC, rules and the Nasdaq National Market listing standards. The functions of this committee include, among other things:

  •
  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

  •
  meeting with our independent auditors and with internal financial personnel regarding these matters;

  •
  recommending to our board of directors the engagement of our independent auditors;

  •
  reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

  •
  reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

  Compensation Committee

        Our compensation committee consists of Mr. Nelson and Mr. Wollaeger, each of whom is a non-management member of our board of directors. The functions of this committee include, among other things:

  •
  reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

  •
  exercising authority under our employee benefit plans; and

  •
  advising and consulting with our officers regarding managerial personnel and development.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee currently consists of Mr. Dittamore, Mr. Olson and Mr. Wollaeger, each of whom is a non-management member of our board of directors. The functions of this committee include, among other things:

  •
  reviewing and recommending nominees for election as directors;

  •
  assessing the performance of the board of directors;

  •
  developing guidelines for board composition; and

  •
  reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

        We currently pay our directors $4,000 for attending in-person board meetings and $500 for attending telephonic board meetings. In addition, we also currently pay our directors $1,000 for attending in-person committee meetings and $500 for attending telephonic committee meetings. In addition, directors are reimbursed for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors. In 2003, none of our non-employee directors were granted options to purchase our common stock.

        Effective upon the completion of this offering, we will adopt our 2004 Non-Employee Directors' Stock Option Program to provide for the automatic grant of options to purchase                         shares of common stock to non-employee directors who join the board of directors after the completion of this offering, and annual grants of                        shares of our common stock to each of our non-employee directors, which in each case shall vest                        . In addition, all of our directors are eligible to participate in our 2004 Equity Incentive Award Plan, and following the completion of this offering, our employee directors will be eligible to participate in our 2004 Employee Stock Purchase Plan. For a more detailed description of these plans, see "Benefit Plans."

Compensation Committee Interlocks And Insider Participation

        Except for Mr. Wollaeger's unpaid service to us as Chief Executive Officer in May 1999, no member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

        The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2003 by our Chief Executive Officer and our other four most highly compensated executive officers. We refer to our Chief Executive Officer and these other executive officers as our "named executive officers" in this prospectus.

Summary Compensation Table

			Long-Term Compensation
	Annual Compensation
Name and Principal Position			Securities Underlying Options(#)	Other Compensation(2)
	Salary	Bonus(1)
David M. Sheehan President, Chief Executive Officer and Director	$216,538	$37,500	—	—
Todd P. Clyde Chief Financial Officer	170,000	22,000	—	—
Diana M. Bowden Vice President of Marketing	134,251	12,000	—	—
Martin B. Shirley Regional Vice President of Sales, East	203,867	—	—	—
Stephen L. Bollinger Regional Vice President of Sales, West	184,287	—	—	—

(1)
These amounts represent bonuses earned during the fiscal year ended December 31, 2003. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(2)
In accordance with the rules of the Securities and Exchange Commission, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus disclosed in this table.

Stock Option Grants in Last Fiscal Year

        During the fiscal year ended December 31, 2003, we granted stock options to purchase 999,631 shares of our common stock under our 1998 Stock Option/Stock Issuance Plan, including grants to executive officers. No grants of stock options were made to any of the named executive officers during 2003. All options were granted at the fair market value of our common stock as determined by our board of directors or compensation committee, as applicable, on the date of grant. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal daily installments over the three years thereafter. Options expire ten years from the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2003 is calculated based on an assumed initial public offering price of $            per share of our common stock, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price, multiplied by the number of shares issued upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise. Options shown as exercisable in the table below are immediately exercisable, but we have the right to purchase the shares of unvested common stock underlying some of these options upon termination of the holder's employment with us.

			Number of Securities Underlying Unexercised Options at December 31, 2003
					Value of Unexercised In-the-Money Options at December 31, 2003
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
David M. Sheehan	—	—	1,456,665	—
Todd M. Clyde	—	—	325,000	—
Diana M. Bowden	—	—	72,544	—
Martin B. Shirley	—	—	121,420	—
Stephen L. Bollinger	—	—	82,943	—

Benefit Plans

1995 Stock Option/Stock Issuance Plan

        Our 1995 Stock Option/Stock Issuance Plan, or the 1995 Plan, was approved by our board of directors and stockholders in December 1995. As of December 31, 2003, there were a total of 9,525 shares of common stock reserved for issuance under our 1995 Plan, subject to adjustment for any future stock split, or any future stock dividend or other similar change in our common stock or our capital structure. As of December 31, 2003, options to purchase 1,984 shares of our common stock had been exercised, options to purchase 2,294 shares of our common stock were outstanding and 5,247 shares of our common stock remained available for grant. As of December 31, 2003, the outstanding options were exercisable at a weighted average exercise price of approximately $112.62 per share. The foregoing share numbers reflect a 1-for-200 reverse split of our capital stock effected in October 2002.

        After the consummation of this offering, no additional options will be granted under our 1995 Plan and all options granted under our 1995 Plan that expire without having been exercised or are cancelled will become available for grant under our 2004 Stock Incentive Plan.

        Awards under our 1995 Plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options and direct issuances of common stock.

        Under our 1995 Plan, our board of directors may grant incentive stock options to employees, including officers and employee directors. Nonstatutory stock options and stock issuances may be granted to employees, directors, and consultants. Our board of directors or a committee designated by our board, referred to as the plan administrator, administers our 1995 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. The exercise price of all incentive stock options granted under our 1995 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1995 Plan shall be determined by the plan administrator, but in no event may be less than 90% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the grant date. The maximum term of an incentive stock option or nonstatutory stock option must not exceed ten years. The purchase price per share for direct stock issuances must be not less than 90% of the fair market value on the date of issuance.

        Under our 1995 Plan, options may not be assigned or transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant.

        If an optionee's status as an employee, director or consultant terminates for any reason other than death or disability, the optionee may exercise their vested options within the three month period following the termination. In the event the optionee dies while the optionee is an employee, director or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's death. In the event the optionee becomes disabled while the optionee is an employee, director or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's disability.

        The plan administrator has discretion to provide for acceleration of vesting in connection with a corporate transaction.

        Our 1995 Plan will terminate automatically in 2005 unless terminated earlier by our board of directors. Our board of directors also has the authority to amend our 1995 Plan. However, no action may be taken which will adversely affect any option previously granted under our 1995 Plan, without the optionee's consent. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to our 1995 Plan in such a manner and to such a degree as required.

1997 Stock Option/Stock Issuance Plan

        Our 1997 Stock Option/Stock Issuance Plan, or the 1997 Plan, was approved by our board of directors in September 1997 and by our stockholders in October 1997. As of December 31, 2003, there were a total of 4,146 shares of common stock reserved for issuance under our 1997 Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. As of December 31, 2003, options to purchase 678 shares of common stock had been exercised, options to purchase 415 shares of common stock were outstanding and 3,055 shares of common stock remained available for grant. As of December 31, 2003, the outstanding options were exercisable at a weighted average exercise price of approximately $50.19 per share. All capital stock and option share numbers reflect a 1-for-200 reverse split of our capital stock effected in October 2002.

        After the consummation of this offering, no additional options will be granted under our 1997 Plan and all options granted under our 1997 Plan that expire without having been exercised or are cancelled will become available for grant under our 2004 Stock Incentive Plan.

        Awards under our 1997 Plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options and direct issuances of common stock.

        Under our 1997 Plan, our board may grant incentive stock options to employees, including officers and employee directors. Nonstatutory stock options and stock issuances may be granted to employees, directors, and consultants. The board of directors or a committee designated by the board, referred to as the plan administrator, administers our 1997 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. The exercise price of all incentive stock options granted under our 1997 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1997 Plan must be determined by the plan administrator, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the grant date. The maximum term of an incentive stock option or nonstatutory stock option must not exceed ten years, provided, however, that the maximum term of any incentive stock option granted to participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us must not exceed five years. The purchase price per share for direct stock issuances must be not less than 85% of the fair market value on the date of issuance.

        Under our 1997 Plan, options may not be assigned or transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant.

        If an optionee's status as an employee, director or consultant terminates for any reason other than death or disability, the optionee may exercise their vested options within the three-month period following the termination. In the event the optionee dies while the optionee is an employee, director or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's death. In the event the optionee becomes disabled while the optionee is an employee, director or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's disability.

        In the event of a corporate transaction where the acquiror does not assume or replace options granted under our 1997 Plan, such outstanding options will become fully vested and exercisable immediately prior to the consummation of the corporate transaction. In the event of a corporate transaction in which the acquiror assumes or replaces options granted under our 1997 Plan, options issued under our 1997 Plan will not be subject to accelerated vesting. However, assumed or replaced options will automatically become fully vested and exercisable if the optionee's service is terminated by reason of an involuntary termination within 24 months of the occurrence of a corporate transaction.

        Under our 1997 Plan, a corporate transaction is generally defined as:

  •
  a merger or consolidation in which securities possessing more than 50% of the total combined voting power of the company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

  •
  the sale, transfer or other disposition of all or substantially all of the assets of the company.

        Our 1997 Plan will terminate automatically in 2007 unless terminated earlier by our board of directors. The board of directors also has the authority to amend our 1997 Plan. However, no action may be taken which will adversely affect any option previously granted under our 1997 Plan, without the optionee's consent. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to our 1997 Plan in such a manner and to such a degree as required.

1998 Stock Option/Stock Issuance Plan

        Our 1998 Stock Option/Stock Issuance Plan, or the 1998 Plan, was approved by our board of directors in December 1998 and by our stockholders in November 1999. As of December 31, 2003, there were a total of 5,876,153 shares of common stock reserved for issuance under the 1998 Plan, subject to adjustment for any future stock split, or any future stock dividend or other similar change in our common stock or our capital structure. As of December 31, 2003, options to purchase 38,298 shares of common stock had been exercised, options to purchase 4,828,429 shares of common stock were outstanding and 1,009,845 shares of common stock remained available for grant. As of December 31, 2003, the outstanding options were exercisable at a weighted average exercise price of approximately $0.47 per share. All capital stock and option share numbers reflect a 1-for-200 reverse split of our capital stock effected in October 2002.

        After the completion of this offering, no additional options will be granted under our 1998 Plan and all options granted under our 1998 Plan that expire without having been exercised or are cancelled will become available for grant under our 2004 Stock Incentive Plan.

        Awards under our 1998 Plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options and direct issuances of common stock.

        Under the 1998 Plan, our board may grant incentive stock options to employees, including officers and employee directors. Nonstatutory stock options and stock issuances may be granted to employees, directors, and consultants. Our board of directors or a committee designated by the board, referred to as the plan administrator, administers our 1998 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. The exercise price of all incentive stock options granted under our 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1998 Plan must be determined by the plan administrator, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the grant date. The maximum term of an incentive stock option or nonstatutory stock option must not exceed ten years, provided, however, that the maximum term of any incentive stock option granted to participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us must not exceed five years. The purchase price per share for direct stock issuances must be not less than 85% of the fair market value on the date of issuance.

        Under our 1998 Plan, options may not be assigned or transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant.

        If an optionee's status as an employee, director or consultant terminates for any reason other than death or disability, the optionee may exercise their vested options within the three-month period following the termination. In the event the optionee dies while the optionee is an employee, director or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's death. In the event the optionee becomes disabled while the optionee is an employee, director or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's disability.

        In the event of a corporate transaction where the acquiror does not assume or replace options granted under our 1998 Plan, such outstanding options will become fully vested and exercisable immediately prior to the consummation of the corporate transaction. In the event of a corporate transaction in which the acquiror assumes or replaces options granted under our 1998 Plan, options issued under our 1998 Plan will not be subject to accelerated vesting. However, assumed or replaced options will automatically become fully vested and exercisable if the optionee's service is terminated by reason of an involuntary termination within 24 months of the occurence of a corporate transaction.

        Under our 1998 Plan, a corporate transaction is generally defined as:

  •
  a merger or consolidation in which securities possessing more than 50% of the total combined voting power of the company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

  •
  the sale, transfer or other disposition of all or substantially all of the assets of the company.

        Our 1998 Plan will terminate automatically in 2008 unless terminated earlier by our board of directors. Our board of directors also has the authority to amend our 1998 Plan. However, no action may be taken which will adversely affect any option previously granted under our 1998 Plan, without the optionee's consent. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain stockholder approval of any such amendment to our 1998 Plan in such a manner and to such a degree as required.

2004 Stock Incentive Plan

        Our board of directors and our stockholders approved our 2004 Stock Incentive Plan in            2004. We have reserved            shares of our common stock for issuance under our 2004 Stock Incentive Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2005, the number of shares of stock reserved for issuance under the 2004 Stock Incentive Plan (including issuance as incentive stock options) will be increased annually by a number equal to the lesser of    % of the total number of shares outstanding as of that date,            shares, or a lesser number of shares determined by the board. No awards have yet been granted under our 2004 Stock Incentive Plan and therefore            shares of common stock remain available for grant.

        Our 2004 Stock Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights, collectively referred to as "awards." Stock options granted under the 2004 Stock Incentive Plan may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants.

        Our board of directors or a committee designated by our board, referred to as the "plan administrator," will administer our 2004 Stock Incentive Plan, including selecting the optionees, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

        The exercise price of all incentive stock options granted under our 2004 Stock Incentive Plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of an incentive stock option granted to any other participant must not exceed ten years. The plan administrator will determine the term and exercise or purchase price of all other awards granted under our 2004 Stock Incentive Plan.

        Under our 2004 Stock Incentive Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards will be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. Our 2004 Stock Incentive Plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

        In the event a participant in our 2004 Stock Incentive Plan terminates service or is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination, unless a shorter or longer period of time is determined by the plan administrator. In the event a participant in our 2004 Stock Incentive Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination will remain exercisable for 12 months from the date of termination, unless a shorter or longer period of time is determined by the plan administrator. In no event may a participant exercise the option after the expiration date of the option.

        In the event of a corporate transaction where the acquiror assumes or replaces awards granted under our 2004 Stock Incentive Plan, none of these awards will be subject to accelerated vesting. However, assumed or replaced awards will automatically become fully vested if the grantee is terminated by the acquiror without cause or terminates employment for good reason within 24 months after the occurrence of a corporate transaction. In the event of a corporate transaction where the acquiror does not assume or replace awards granted under our 2004 Stock Incentive Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. Under our 2004 Stock Incentive Plan, a corporate transaction is generally defined as:

  •
  an acquisition of 40% or more of our stock by any individual or entity including by tender offer or a reverse merger;

  •
  a sale, transfer or other disposition of all or substantially all of the assets of our company;

  •
  a merger or consolidation in which our company is not the surviving entity; or

  •
  a complete liquidation or dissolution.

        Unless terminated sooner, our 2004 Stock Incentive Plan will automatically terminate in 2014. Our board of directors has the authority to amend or terminate our 2004 Stock Incentive Plan. No amendment or termination of our 2004 Stock Incentive Plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain stockholder approval of any such amendment to our 2004 Stock Incentive Plan in such a manner and to such a degree as required.

2004 Non-Employee Director Stock Option Program

        Our 2004 Non-Employee Director Stock Option Program will be adopted as part of our 2004 Stock Incentive Plan and will be subject to the terms and conditions of our 2004 Stock Incentive Plan. Our 2004 Non-Employee Director Stock Option Program was approved by our board of directors in            2004. Our 2004 Non-Employee Director Stock Option Program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

        The purpose of our 2004 Non-Employee Director Stock Option Program is to promote the success of our business by enhancing our ability to attract and retain the best available non-employee directors and to provide them additional incentives.

        Our 2004 Non-Employee Director Stock Option Program will establish an automatic option grant program for the grant of awards to non-employee directors. Under this program, each then-existing non-employee director upon the effective date of this prospectus and each non-employee director first elected to our board of directors following the closing of this offering will automatically be granted an option to acquire            shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. These options will vest and become exercisable in three equal installments on each anniversary of the grant date. Upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our board of directors for at least eleven months prior to the date of the stockholders' meeting will receive an automatic grant of options to acquire            shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest and become exercisable on the first anniversary of the grant date. The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option.

        Our 2004 Non-Employee Director Stock Option Program will be administered by the board or a committee designated by our board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act, referred to as the "program administrator." The program administrator will determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional awards under the 2004 Stock Incentive Plan, subject to the discretion of the board or the committee.

        Unless terminated sooner, our 2004 Non-Employee Director Stock Option Program will terminate automatically in 2014 when our 2004 Stock Incentive Plan terminates. Our board of directors has the authority to amend, suspend or terminate our 2004 Non-Employee Director Stock Option Program. No amendment or termination of our 2004 Non-Employee Director Stock Option Program will adversely affect any rights under options already granted to a non-employee director unless agreed to by the affected non-employee director. Our 2004 Non-Employee Director Stock Option Program was adopted by the board pursuant to its discretionary authority under our 2004 Stock Incentive Plan to make option grants to non-employee directors. Accordingly, stockholder approval is not required for the adoption or any amendment of our 2004 Non-Employee Director Stock Option Program.

2004 Employee Stock Purchase Plan

        Our board of directors and our stockholders approved our 2004 Employee Stock Purchase Plan in            2004. Our 2004 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase our common stock through payroll deductions. An aggregate of            shares of common stock will be reserved for issuance and will be available for purchase under our 2004 Employee Stock Purchase Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2005, the number of shares of stock reserved for issuance under our 2004 Employee Stock Purchase Plan will be increased annually by a number equal to the lesser of    % of the total number of shares outstanding as of that date,            shares, or a lesser number of shares determined by the board.

        Our board of directors or a committee designated by the board, referred to as the "plan administrator," will administer our 2004 Employee Stock Purchase Plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week will be eligible to participate in our 2004 Employee Stock Purchase Plan and will be automatically enrolled in the initial offer period. Employees hired after the consummation of this offering will be eligible to participate in our 2004 Employee Stock Purchase Plan, subject to a five-day waiting period after hiring. Non-employee directors, consultants, and employees subject to the rules or laws of foreign jurisdictions that prohibit or make impractical their participation in an employee stock purchase plan will not be eligible to participate in our 2004 Employee Stock Purchase Plan.

        Our 2004 Employee Stock Purchase Plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The initial offer period will begin on the effective date of our 2004 Employee Stock Purchase Plan, which is the effective date of the registration statement relating to this offering, and ends on                         . Additional offer periods will commence each                        and                         . Purchase periods will generally be six month periods, with the initial purchase period commencing on the effective date of the registration statement relating to this offering and ending on                        . Thereafter, purchase periods will commence each                        and                         . Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets, or enter into other transactions in which all of our stockholders before the transaction own less than 40% of the total combined voting power of our outstanding securities following the transaction, the plan administrator may elect to shorten the offer periods then in progress.

        On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 2004 Employee Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. Participants in the initial offer period will be eligible to purchase shares during the first purchase period through direct payment rather than payroll deductions. The price per share at which shares of common stock are to be purchased under our 2004 Employee Stock Purchase Plan during any purchase period is the lesser of:

  •
  85% of the fair market value of our common stock on the date of the grant of the option, which is the commencement of the offer period; or

  •
  85% of the fair market value of our common stock on the exercise date, which is the last day of a purchase period.

        The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of our common stock is lower than the fair market value of our common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

        Payroll deductions may range from 1% to    % in whole percentage increments of a participant's regular base pay, exclusive of bonuses, overtime, shift-premiums, commissions, reimbursements or other expense allowances. Except for the first purchase period of the initial offer period, participants may not make direct cash payments to their accounts. The maximum number of shares of our common stock that any employee may purchase under our 2004 Employee Stock Purchase Plan during a purchase period is            shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

        Unless terminated sooner, the 2004 Employee Stock Purchase Plan will terminate automatically in 2014. Our board of directors will have authority to amend or terminate our 2004 Employee Stock Purchase Plan. The plan administrator may terminate any offer period on any exercise date or establish a new exercise date with respect to any offer period then in progress if the plan administrator determines that the termination of the offer period is in the best interests of the Company and its stockholders. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain stockholder approval of any such amendment to our 2004 Employee Stock Purchase Plan in such a manner and to such a degree as required.

Employment Arrangements and Change of Control Arrangements

        We have not entered into employment agreements with any of our executive officers.

        In June 2002, we entered into a letter agreement with David M. Sheehan, our President, Chief Executive Officer and director, whereby we agreed to pay him cash bonuses in the amount of $25,000 on each of June 2002, October 2002 and January 2003 in connection with his service to us as an employee. We also agreed to pay Mr. Sheehan a further cash bonus dependent upon our receipt of certain revenues and cashflow for the fiscal year ending December 31, 2002. In addition, we agreed that in the event that at any time on or before June 2004 we were acquired or substantially all of our assets were sold, Mr. Sheehan and other members of senior management would be entitled to receive an aggregate bonus in an amount not less than $400,000 and not greater than 10% of any proceeds received by us in connection with such acquisition or sale in excess of $30,000,000. We also agreed to make a further grant of options to Mr. Sheehan to purchase shares of our common stock pursuant to our 1998 Plan.

        We routinely grant our executive officers stock options under our stock incentive plans. For a description of the change of control provisions applicable to such stock options, see "Management—Benefit Plans."

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our restated bylaws are not exclusive.

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

        At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        All share and per share amounts have been adjusted to give effect to a 1-for-200 reverse split of our capital stock effected in October 2002 and a 1-for-      reverse split of our capital stock to be effected before the completion of this offering.

Issuances of Options

        From January 2001 to December 31, 2003, we granted options to purchase an aggregate of 3,054,725 shares of our common stock to our current directors and executive officers, including each of our executive officers named in the Summary Compensation Table, at an average weighted exercise price of $0.23.

Issuance of Common Stock

        In January 2002, David M, Sheehan, our President, Chief Executive Officer and a director, exercised an option to purchase 100 shares at an aggregate exercise price of $10,000.

Issuances of Preferred Stock

        In January, March and April 2001, we issued and sold to investors 9,694 shares of our Series E preferred stock, at a purchase price of $607.20 per share, for an aggregate purchase price of approximately $5.89 million. In April, May and June 2002, an aggregate of 9,611 of these shares of our Series E preferred stock were exchanged for shares of our Series G preferred stock. Upon completion of this offering, the 5,447 shares of our Series E preferred stock outstanding as of December 31, 2003 will convert into 5,447 shares of our common stock.

        In August 2001, we issued and sold 13,092 shares of our Series F preferred stock, at a purchase price of $650.00 per share, for an aggregate purchase price of approximately $8.51 million. In April, May and June 2002, an aggregate of 12,322 of these shares were exchanged for shares of our Series G preferred stock. Upon completion of this offering, the 770 shares of our Series F preferred stock outstanding as of December 31, 2003 will convert into 824 shares of our common stock.

        In April, May and June 2002, we issued and sold 31,008,401 shares of our Series G preferred stock, at a purchase price of $2.00 per share, in exchange for the conversion of outstanding shares of our Series A, Series B, Series C, Series D, Series E and Series F preferred stock having an aggregate liquidation value of approximately $62.0 million. Concurrently with such exchange, we issued and sold 12,561,706 shares of our Series H preferred stock, at a purchase price of $1.39 per share, for an aggregate purchase price of approximately $17.5 million. Following the issuance of our Series G preferred stock, holders of 24,191 shares of our Series G preferred stock elected to convert such shares into shares of our common stock. Upon completion of this offering, the 30,984,210 shares of our Series G preferred stock outstanding as of December 31, 2003 will convert into 30,984,210 shares of our common stock, and the 12,561,706 shares of our Series H preferred stock outstanding as of December 31, 2003 will convert into 12,561,706 shares of our common stock.

        The purchasers of our Series E preferred stock, Series F preferred stock, Series G preferred stock and Series H preferred stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

	Shares of Preferred Stock
Name	Series E(1)	Series F(2)	Series G(3)	Series H(4)
Entities affiliated with Kingsbury Associates(5)	625	923	4,788,417	980,348
Entities affiliated with Sorrento Associates(6)	—	385	3,870,246	1,220,217
Entities affiliated with Vector Fund Management(7)	—	769	6,117,483	1,284,533
Palivacinni Partners, LLC(8)	124	100	70,000	35,221
Entities affiliated with Merrill Lynch Ventures(9)	4,044	538	3,398,635	2,443,201
Kenneth E. Olson Trust dated March 16, 1989(10)	—	154	65,127	84,268
Linda K. Olson (11)	—	—	30,001	4,498
GE Capital Equity Investments, Inc.(12)	—	4,615	1,498,159	1,435,545
Health Care Indemnity, Inc.	1,647	—	2,000,000	299,791
Entities affiliated with Sanderling Ventures(13)	—	—	—	2,158,702

(1)
Each share of Series E preferred stock is convertible into one share of our common stock.

(2)
Each share of Series F preferred stock is convertible into approximately 1.07 shares of our common stock.

(3)
Each share of Series G preferred stock is convertible into one share of our common stock.

(4)
Each share of Series H preferred stock is convertible into one share of our common stock.

(5)
Includes (a) 320 shares of Series E preferred stock, 1,749,552 shares of Series G preferred stock (2,151 shares of which have been converted to common stock) and 18,628 shares of Series H preferred stock held by Kingsbury Capital Partners, L.P.; (b) 305 shares of Series E preferred stock and 1,740,460 shares of Series G preferred stock (2,140 shares of which have been converted to common stock) held by Kingsbury Capital Partners, L.P., II; (c) 277 shares of Series F preferred stock, 739,092 shares of Series G preferred stock (909 shares of which have been converted to common stock) and 332,533 shares of Series H preferred stock held by Kingsbury Capital Partners, L.P., III; and (d) 646 shares of Series F preferred stock, 559,313 shares of Series G preferred stock (688 shares of which have been converted to common stock) and 629,187 shares of Series H preferred stock held by Kingsbury Capital Partners, L.P., IV. Timothy J. Wollaeger, a member of our board of directors, is a general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV. Mr. Wollaeger disclaims beneficial ownership of the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV with the other general partners of Kingsbury Associates, L.P.

(6)
Includes (a) 1,298,864 shares of Series G preferred stock (1,597 shares of which have been converted to common stock) held by Sorrento Growth Partners I, L.P.; (b) 533,416 shares of Series G preferred stock (656 shares of which have been converted to common stock) and 162,581 shares of Series H preferred stock held by Sorrento Ventures II, L.P.; (c) 320 shares of Series F preferred stock, 1,692,933 shares of Series G preferred stock (2,082 shares of which have been converted to common stock) and 862,067 shares of Series H preferred stock held by Sorrento Ventures III, L.P.; and (d) 65 shares of Series F preferred stock, 345,033 shares of Series G preferred stock (425 shares of which have been converted to common stock) and 195,569 shares of Series H preferred stock held by Sorrento Ventures CE, L.P. Robert M. Jaffe, a member of our board of directors, is president of (a) Sorrento Growth, Inc., which is the general partner of Sorrento Equity Growth Partners I, L.P., which is the general partner of Sorrento Growth Partners I, L.P.; and (b) Sorrento Associates, Inc., which is the general partner of (i) Sorrento Equity Partners, L.P., the general partner of Sorrento Ventures II, L.P., and (ii) Sorrento Equity Partners III, L.P., the general partner of Sorrento Ventures III, L.P. and Sorrento Ventures CE, L.P. Mr. Jaffe disclaims beneficial ownership of the shares held by Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Ventures CE, L.P., except to the extent of his pecuniary interests in the named fund. Mr. Jaffe shares voting and investment power with respect to the shares held by Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Growth Partners CE, L.P. with the other general partners of Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Growth Partners CE, L.P.

(7)
Includes (a) 2,740,530 shares of Series G preferred stock (3,370 shares of which have been converted to common stock) and 508,697 shares of Series H preferred stock held by Vector Later-Stage Equity Fund, L.P.; (b) 192 shares of Series F preferred stock, 844,239 shares of Series G preferred stock (1,038 shares of which have been converted to common stock) and 193,960 shares of Series H preferred stock held by Vector Later-Stage Equity Fund II, L.P.; and (c) 577 shares of Series F preferred stock, 2,532,714 shares of Series G preferred stock (3,114 shares of which have been converted to common stock) and 581,876 shares of Series H preferred stock held by Vector Later-Stage Equity Fund II (Q.P.), L.P. Douglas Reed, a member of our board of directors, is a general partner of Vector Fund Management II, LLC, which is a general partner of each of Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. Dr. Reed disclaims beneficial ownership of the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P., except to the extent of his pecuniary interests in the named fund. Dr. Reed shares voting and investment power with respect to the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. with the other managing directors of Vector Fund Management II, LLC.

(8)
Douglas Reed, a member of our board of directors, is a managing member of Palivacinni Partners, LLC. Dr. Reed disclaims beneficial ownership of the shares held by Palivacinni Partners, LLC, except to the extent of his pecuniary interest, and shares investment and voting power over the shares with the other managing members.

(9)
Includes (a) 4,044 shares of Series F preferred stock held by Merrill Lynch Ventures, LLC (and subsequently transferred to Merrill Lynch Ventures L.P., 2001) and (b) 538 shares of Series F preferred stock, 3,398,635 shares of Series G preferred stock and 2,443,201 shares of Series H preferred stock held by Merrill Lynch Ventures, L.P. 2001.

(10)
Kenneth E. Olson, a member of our board of directors, is the trustee of the Kenneth E. Olson Trust dated March 16, 1989.

(11)
Linda K. Olson is the spouse of Kenneth E. Olson, a member of our board of directors.

(12)
1,842 shares of Series G preferred stock held by GE Capital Equity Investments, Inc. have been converted to common stock.

(13)
Includes (a) 1,492,158 shares of Series H preferred stock held by Sanderling Venture Partners V, L.P.; (b) 365,501 shares of Series H preferred stock held by Sanderling V Biomedical, L.P.; (c) 147,876 shares of Series H preferred stock held by Sanderling V Limited Partnership; (d) 131,580 shares of Series H preferred stock held by Sanderling V Beteiligungs GMBH & Co. KG; and (e) 21,587 shares of Series H preferred stock held by Sanderling V Ventures Management. Timothy J. Wollaeger, a

  member of our board of directors, is a managing director of Middleton, McNeil & Mills Associates V, LLC, the general partner of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GMBH & Co. KG. Mr. Wollaeger is an owner of Sanderling V Ventures Management. Mr. Wollaeger disclaims beneficial ownership of the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GMBH & Co. KG and Sanderling V Ventures Management, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GMBH & Co. KG with the other managing directors of Middleton, McNeil & Mills Associates V, LLC. Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Ventures Management with the other owners.

Sales of Promissory Notes and Warrants

        In January 2002, we borrowed an aggregate of approximately $1.9 million from existing stockholders and a new investor. We issued each lending party a convertible promissory note in January 2002 bearing interest at 12% per annum. In addition, we issued and sold to each of these parties a warrant to purchase a number of shares of our common stock for $0.20 per underlying share. Each warrant has an exercise price of $300.00 per share.

        In April 2002, each of the convertible promissory notes issued in January 2002 was satisfied in full by converting each note into shares of our Series H preferred stock at a purchase price of $1.39.

        The purchasers of our convertible promissory notes and warrants to purchase our common stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

Name	Principal Amount of Promissory Note	Shares of Series H Preferred Stock Issued Upon Conversion of Notes(1)	Shares of Common Stock Underlying Warrants
Entities affiliated with Kingsbury Associates(2)	$1,025,000	737,410	420
Entities affiliated with Vector Fund Management(3)	$200,000	143,884	83
Merrill Lynch Ventures L.P., 2001	$100,000	71,942	41
Kenneth E. Olson Trust dated March 16, 1989(4)	$100,000	71,942	41

(1)
Includes (a) $25,000 in principal amount of loan and 11 shares of common stock underlying warrants issued to Kingsbury Capital Partners, L.P.; (b) $300,000 in principal amount of loan and 123 shares of common stock underlying warrants issued to Kingsbury Capital Partners, L.P., III; and (c) $700,000 in principal amount of loan and 286 shares of common stock underlying warrants issued to Kingsbury Capital Partners, L.P., IV. Timothy J. Wollaeger, a member of our board of directors, is a general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV. Mr. Wollaeger disclaims beneficial ownership of the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV with the other general partners of Kingsbury Associates, L.P.

(2)
Includes (a) $50,000 in principal amount of loan and 21 shares of common stock underlying warrants issued to Vector Later-Stage Equity Fund II, L.P.; and (b) $150,000 in principal amount of loan and 62 shares of common stock underlying warrants issued to Vector Later-Stage Equity Fund II (Q.P.), L.P. Douglas Reed, a member of our board of directors, is a general partner of Vector Fund Management

  II, LLC, which is a general partner of Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. Dr. Reed disclaims beneficial ownership of the shares held by Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P., except to the extent of his pecuniary interests in the named fund. Dr. Reed shares voting and investment power with respect to the shares held by Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. with the other managing directors of Vector Fund Management II, LLC.

(3)
Kenneth E. Olson, a member of our board of directors, is the trustee of the Kenneth E. Olson Trust dated March 16, 1989.

Bonus Arrangements

        In June 2002, we entered into a letter agreement with David M. Sheehan, our President, Chief Executive Officer and a director, whereby we agreed to pay him cash bonuses in connection with his service to us as an employee and in the event that our business was acquired or our assets sold. For a description of this letter agreement, see "Management—Employment Arrangements and Change of Control Arrangements."

Other Transactions

        We have entered into agreements with all holders of our preferred stock, including entities affiliated with some of our directors and holders of 5% or more of our common stock, whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock. For more information regarding registration rights, please see "Description of Capital Stock."

        We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law and may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of February 29, 2004, for:

  •
  each executive officer named in the Summary Compensation Table;

  •
  each of our directors;

  •
  each person known by us to beneficially own more than 5% of our common stock; and

  •
  all of our executive officers and directors as a group.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable within 60 days of February 29, 2004, if any.

        Percentage of beneficial ownership before the offering is based on 43,701,825 shares, consisting of 146,458 shares of common stock outstanding as of February 29, 2004, and 43,555,367 shares issuable upon the conversion of the preferred stock. Percentage of beneficial ownership after the offering is based on                        shares, including                        shares offered by this prospectus. Unless otherwise indicated, the address for the following stockholders is c/o Digirad Corporation, 13950 Stowe Drive, Poway, California 92064.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Executive Officers and Directors:
David M. Sheehan(1)	1,456,765	3.2%
Todd P. Clyde(2)	395,000	*
Diana M. Bowden(3)	122,544	*
Martin B. Shirley(4)	141,420	*
Stephen L. Bollinger(5)	102,943	*
Timothy J. Wollaeger(6)	7,939,975	18.2
Raymond V. Dittamore	—	*
Robert M. Jaffe(7)	5,095,223	11.7
R. King Nelson(8)	275	*
Kenneth E. Olson(9)	362,062	*
Douglas Reed, M.D.(10)	7,514,925	17.2
5% Stockholders:
Entities affiliated with Vector Fund Management(11) 1751 Lake Cook Road, Suite 350 Deerfield, IL 60015	7,409,704	17.0
Merrill Lynch Ventures, L.P. 2001(12) 4 World Financial Center, 22nd Floor New York, NY 10080	5,846,056	13.4
Entities affiliated with Kingsbury Associates(13) 3655 Nobel Drive, Suite 490 San Diego, CA 92122	5,775,739	13.2

Entities affiliated with Sorrento Associates(7) 4370 La Jolla Village Drive, Suite 1040 San Diego, CA 92122	5,095,223	11.7
GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	2,935,546	6.7
Health Care Indemnity, Inc. One Park Plaza Nashville, TN 37069	2,299,791	5.3
All directors and executive officers as a group (15 persons)	24,153,264	51.2

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Includes 1,456,665 shares subject to options exercisable within 60 days of February 29, 2004.

(2)
Includes 395,000 shares subject to options exercisable within 60 days of February 29, 2004.

(3)
Includes 122,544 shares subject to options exercisable within 60 days of February 29, 2004.

(4)
Includes 141,420 shares subject to options exercisable within 60 days of February 29, 2004.

(5)
Includes 102,943 shares subject to options exercisable within 60 days of February 29, 2004.

(6)
Includes (a) 261 shares subject to options and warrants exercisable within 60 days of February 29, 2004 and 1,770,331 shares held by Kingsbury Capital Partners, L.P.; (b) 250 shares subject to options exercisable within 60 days of February 29, 2004 and 1,742,600 shares held by Kingsbury Capital Partners, L.P., II; (c) 173 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,072,534 shares held by Kingsbury Capital Partners, L.P., III; (d) 402 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,189,188 shares held by Kingsbury Capital Partners, L.P., IV; (e) 1,492,158 shares of Series H preferred stock held by Sanderling Venture Partners V, L.P.; (f) 365,501 shares of Series H preferred stock held by Sanderling V Biomedical, L.P.; (g) 147,876 shares of Series H preferred stock held by Sanderling V Limited Partnership; (h) 131,580 shares of Series H preferred stock held by Sanderling V Beteiligungs GMBH & Co. KG; and (i) 21,587 shares of Series H preferred stock held by Sanderling V Ventures Management. Timothy J. Wollaeger, a member of our board of directors, is a general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV. Mr. Wollaeger is also a managing director of Middleton, McNeil & Mills Associates V, LLC, the general partner of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GMBH & Co. KG, and is an owner of Sanderling V Ventures Management. Mr. Wollaeger disclaims beneficial ownership of the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III, Kingsbury Capital Partners, L.P., IV, Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GMBH & Co. KG and Sanderling V Ventures Management, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV with the other general partners of Kingsbury Associates, L.P. Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GMBH & Co. KG with the other managing directors of Middleton,

  McNeil & Mills Associates V, LLC. Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Ventures Management with the other owners.

(7)
Includes (a) 1,300,461 shares held by Sorrento Growth Partners I, L.P.; (b) 696,653 shares held by Sorrento Ventures II, L.P.; (c) 2,557,082 shares held by Sorrento Ventures III, L.P.; and (d) 541,027 shares held by Sorrento Ventures CE, L.P. Robert M. Jaffe, a member of our board of directors, is president of (a) Sorrento Growth, Inc., which is the general partner of Sorrento Equity Growth Partners I, L.P., which is the general partner of Sorrento Growth Partners I, L.P.; and (b) Sorrento Associates, Inc., which is the general partner of (i) Sorrento Equity Partners, L.P., the general partner of Sorrento Ventures II, L.P., and (ii) Sorrento Equity Partners III, L.P., the general partner of Sorrento Ventures III, L.P. and Sorrento Ventures CE, L.P. Mr. Jaffe disclaims beneficial ownership of the shares held by Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Ventures CE, L.P., except to the extent of his pecuniary interests in the named fund. Mr. Jaffe shares voting and investment power with respect to the shares held by Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Growth Partners CE, L.P. with the other general partners of Sorrento Growth Partners I, L.P., Sorrento Ventures II, L.P., Sorrento Ventures III, L.P. and Sorrento Growth Partners CE, L.P.

(8)
Includes 275 shares subject to options exercisable within 60 days of February 29, 2004.

(9)
Includes (a) 212,626 shares subject to options exercisable within 60 days of February 29, 2004; (b) 41 shares subject to warrants exercisable within 60 days of February 29, 2004 held by the Kenneth E. Olson Trust dated March 16, 1989; and (c) 149,395 shares held by the Kenneth E. Olson Trust dated March 16, 1989. Kenneth E. Olson, a member of our board of directors, is the trustee of the Kenneth E. Olson Trust dated March 16, 1989.

(10)
Includes (a) 3,252,597 shares held by Vector Later-Stage Equity Fund, L.P.; (b) 42 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,039,237 shares held by Vector Later-Stage Equity Fund II, L.P.; (c) 124 shares subject to warrants exercisable within 60 days of February 29, 2004 and 3,117,704 shares held by Vector Later-Stage Equity Fund II (Q.P.), L.P.; and (d) 105,221 shares held by Palivacinni Partners, LLC. Douglas Reed, a member of our board of directors, is a general partner of Vector Fund Management II, LLC, which is a general partner of each of Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. and is a managing member of Palivacinni Partners, LLC. Dr. Reed disclaims beneficial ownership of the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P., except to the extent of his pecuniary interests in the named fund. Dr. Reed shares voting and investment power with respect to the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. with the other managing directors of Vector Fund Management II, LLC. Dr. Reed disclaims beneficial ownership of the shares held by Palivacinni Partners, LLC, except to the extent of his pecuniary interests in the entity. Dr. Reed shares voting and investment power with respect to the shares held by Palivacinni Partners, LLC with the other managing members.

(11)
Includes (a) 3,252,597 shares held by Vector Later-Stage Equity Fund, L.P.; (b) 42 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,039,237 shares held by Vector Later-Stage Equity Fund II, L.P.; and (c) 124 shares subject to warrants exercisable within 60 days of February 29, 2004 and 3,117,704 shares held by Vector Later-Stage Equity Fund II (Q.P.), L.P. Douglas Reed, a member of our board of directors, is a general partner of Vector Fund Management II, LLC, which is a general partner of each of Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. Dr. Reed disclaims beneficial ownership of the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P., except to the extent of his pecuniary interests in the named fund. Dr. Reed shares voting and investment power with respect to the shares held by Vector Later-Stage Equity Fund, L.P., Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (Q.P.), L.P. with the other managing directors of Vector Fund Management II, LLC.

(12)
Includes 41 shares subject to warrants exercisable within 60 days of February 29, 2004.

(13)
Includes (a) 261 shares subject to options and warrants exercisable within 60 days of February 29, 2004 and 1,770,331 shares held by Kingsbury Capital Partners, L.P.; (b) 250 shares subject to options exercisable within 60 days of February 29, 2004 and 1,742,600 shares held by Kingsbury Capital Partners, L.P., II; (c) 173 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,072,534 shares held by Kingsbury Capital Partners, L.P., III; and (d) 402 shares subject to warrants exercisable within 60 days of February 29, 2004 and 1,189,188 shares held by Kingsbury Capital Partners, L.P., IV. Timothy J. Wollaeger, a member of our board of directors, is a general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV. Mr. Wollaeger disclaims beneficial ownership of the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P., II, Kingsbury Capital Partners, L.P., III and Kingsbury Capital Partners, L.P., IV with the other general partners of Kingsbury Associates, L.P.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions of our capital stock give effect to the following events:

  •
  a 1-for-200 reverse split of our capital stock effected in October 2002;

  •
  a 1-for-        reverse split of our capital stock to effected prior to completion of this offering;

  •
  the restatement of our certificate of incorporation and bylaws upon completion of this offering; and

  •
  the conversion of our preferred stock into 43,555,367 shares of common stock, which will occur upon the completion of this offering.

        Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

        The following summary of the rights of our capital stock is not complete and is qualified in its entirety by reference to our restated certificate of incorporation and restated bylaws to be in effect upon the completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

Common Stock

  Outstanding Shares

        Based on 146,458 shares of common stock outstanding as of February 29, 2004, the issuance of                        shares of common stock in this offering, the issuance of 43,555,367 shares of common stock upon conversion of all outstanding shares of our preferred stock, and no exercise of outstanding options or warrants, there will be                        shares of common stock outstanding upon the closing of this offering. As of the same date, there were 4,831,138 shares subject to outstanding options under our 1995 Stock Option/Stock Issuance Plan, our 1997 Stock Option/Stock Issuance Plan and our 1998 Stock Option/Stock Issuance Plan. In addition, as of the same date, there were warrants outstanding to purchase 203,457 shares of our common stock. As of December 31, 2003, we had approximately 299 holders of our common stock.

  Voting Rights

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  Dividends

        Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any of our outstanding preferred stock.

  Rights and Preferences

        Our common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

  Fully Paid and Nonassessable

        All outstanding shares of our common stock are, and all shares our common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

        As of February 29, 2004, there were 43,555,313 shares of convertible preferred stock outstanding. We have secured consents from the requisite number of stockholders to the automatic conversion of all outstanding shares of redeemable convertible preferred stock in connection with this offering. As a result, all outstanding shares of redeemable convertible preferred stock will be converted into 43,555,367 shares of our common stock in connection with this offering and such shares of redeemable convertible preferred stock will no longer be authorized, issued or outstanding.

        In addition, as of the same date, there were warrants to purchase 1,939 shares of our preferred stock, warrants to purchase 249 of which will expire if not exercised prior to the completion of the offering.

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time one or more series of preferred stock and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of such series, including:

  •
  the number of shares constituting the series and the distinctive designation of the series;

  •
  the dividend rate on the share of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  •
  whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  •
  whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund;

  •
  whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  •
  whether the series will have voting rights in addition to the voting rights provided by law, and if so, the terms of the voting rights; and

  •
  the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

        The board of directors may authorize the issuance of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over the then market price.

        We have no present plans to issue any shares of our preferred stock after completion of this offering.

Warrants

        As of February 29, 2004, there were warrants outstanding to purchase the following shares of our capital stock:

Description	Number of Shares Before This Offering	Weighted Average Exercise Price Before This Offering	Number of Shares After This Offering	Weighted Average Exercise Price After This Offering
Series E Preferred Stock	1,939	$607.20	1,690	$607.20
Common Stock	203,457	$4.58	203,457	$4.58

        Warrants to purchase 1,477 shares of our Series E preferred stock will terminate five years after the date of this offering. Warrants to purchase 249 shares of our Series E preferred stock will terminate upon completion of this offering and warrants to purchase 213 shares of our Series E preferred stock will terminate on July 31, 2006. Warrants to purchase 3,457 shares of our common stock will terminate on certain dates from November 14, 2005 through July 31, 2008. Additionally, warrants to purchase 200,000 shares of our common stock will terminate on November 13, 2007.

        Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying security at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

        We have granted registration rights pursuant to the terms of our amended and restated investors' rights agreement, as discussed more fully below, to a holder of warrants to purchase an aggregate of 213 shares of our Series E preferred stock.

Registration Rights

        Under an amended and restated investors' rights agreement, the holders of a majority of the shares of our common stock issued upon the conversion of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock, Series F preferred stock, Series G preferred stock and Series H preferred stock have the right to require us to register their shares with the Securities and Exchange Commission following the completion of this offering, so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

  Demand Registration Rights

        At any time beginning one year after the completion of this offering, holders of at least 25% of the shares of our common stock issued upon the conversion of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock, Series F preferred stock, Series G preferred stock and Series H preferred stock have the right to demand that we file up to two registration statements, so long as at least 20% of their registrable securities will be registered and/or the proposed aggregate offering price of the securities registered, net of underwriting discounts and commissions, is at least $25,000,000, subject to specified exceptions.

  Form S-3 Registration Rights

        If we are eligible to file a "short-form" registration statement on Securities and Exchange Commission Form S-3, stockholders with registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate offering price of the securities to be sold under the registration statement on Form S-3, net of underwriting discounts and commissions, is at least $1,000,000, subject to specified exceptions.

  "Piggyback" Registration Rights

        If we register any securities for public sale solely for cash, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement. In this offering the underwriters have excluded any sales by existing investors.

  Expenses of Registration

        Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the stockholders initiating these registration rights, subject to specified exceptions.

  Expiration of Registration Rights

        The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier for a particular stockholder at such time as that holder, following completion of this offering, can resell all of its securities in a 90-day period under Rule 144 of the Securities Act.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

  Delaware Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

        Provisions of our restated certificate of incorporation and restated bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

        In particular, our restated certificate of incorporation and restated bylaws provide for the following:

  No Written Consent of Stockholders

        Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

  Special Meetings of Stockholders

        Special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the members of the board of directors.

  Advance Notice Requirement

        Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

  Amendment of Bylaws and Certificate of Incorporation

        The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our restated bylaws by stockholder action, or to amend the provisions of our restated certificate of incorporation that are described in this section or that are described under "Management—Limitation of Liability and Indemnification of Officers and Directors" above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our restated certificate of incorporation and our restated bylaws.

  Issuance of Undesignated Preferred Stock

        Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

Nasdaq National Market Listing

        We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "DRAD."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect many shares will be available for sale for 180 days after this offering as a result of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and make it difficult or impossible for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

        Upon completion of this offering, we will have                        shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants. Of these shares, the                         shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining                         shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

        Taking into account the lock-up agreements described below and the provisions of Rules 144 and 701, based upon our shares outstanding as of December 31, 2003, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

  •
                           restricted shares will be eligible for immediate sale on the effective date of this offering;

  •
                           restricted shares will be eligible for sale 90 days after the date of this prospectus;

  •
                           restricted shares will be eligible for sale upon expiration of the lock-up agreements, which will occur 180 days after the date of this prospectus; and

  •
  the remaining                        restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-up Agreements

        All of our directors and officers and substantially all of our stockholders and optionholders have signed lock-up agreements with respect to shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. See "Underwriting" for more description of the lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after the offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Additionally, substantially all Rule 144 shares are subject to the 180-day lock-up arrangement described above.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the volume limitations, manner-of-sale provisions, notice requirements and public information provisions of Rule 144. Therefore, unless restricted under the 180-day lock-up arrangement or otherwise, Rule 144(k) shares may be sold immediately upon the closing of this offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, substantially all Rule 701 shares are subject to the 180-day lock-up arrangement described above.

Registration Rights

        As described above in "Description of Capital Stock—Registration Rights," upon completion of this offering, the holders of 43,555,580 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180 day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Employee Benefit Plans

        We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1995 Stock Option/Stock Issuance Plan, 1997 Stock Option/Stock Issuance Plan, 1998 Stock Option/Stock Issuance Plan, 2004 Equity Incentive Award Plan, 2004 Non-Employee Director Stock Option Program and 2004 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

        Under the terms and subject to the conditions contained in a purchase agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Banc of America Securities LLC
William Blair & Company, L.L.C.

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The purchase agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                        per share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                        per share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $                        , the total underwriters' discounts and commissions would be $                        and the total proceeds to us would be $                        .

        As joint book-running managers on behalf of the underwriting syndicate, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. will be responsible for recording a list of potential investors that have expressed an interest in purchasing shares of common stock as part of this offering.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We, each of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and

J.P. Morgan Securities Inc., we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

  •
  the sale of shares to the underwriters in connection with this offering;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

  •
  transfers by any person other than us of shares or other securities acquired in open market transactions after the completion of the offering, provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities and Exchange Act is required or will be voluntarily made in connection with such transfer;

  •
  the issuance by us of shares or options to purchase shares of common stock pursuant to our existing employee benefits plans described in this prospectus;

  •
  transfers to limited partners or stockholders of the transferor, provided that the transfer does not involve a disposition for value; or

  •
  transfers by any person other than us by gift, will or intestacy, or to immediate family members;

provided further that in the case of each of the last three transactions described above, the recipient of the shares agrees to be subject to the restrictions described in this paragraph.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In addition, we estimate that the offering expenses payable by us, in addition to the underwriting discounts and commission, will be approximately $                        .

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Merrill Lynch Ventures, L.P. 2001, which is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, beneficially owns in the aggregate 5,846,056 shares, or 13.4%, of our common stock, assuming conversion of all of our outstanding convertible preferred stock.

        Because we may be deemed to have a conflict of interest with Merrill Lynch, Pierce, Fenner & Smith Incorporated, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. This rule requires that the public offering price of any equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. J.P. Morgan Securities Inc. has agreed to act as qualified independent underwriter for this offering. The price of the shares will be no higher than that recommended by J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will not receive any additional compensation for acting as qualified independent underwriter for this offering.

        We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "DRAD."

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                        shares offered in this prospectus for sale to some of our directors, officers, employees, business associates and other persons with whom we have a relationship. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of pricing of this offering will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our revenues, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Any active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the market above the initial offering price.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Morrison & Foerster LLP, San Diego, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.digirad.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Digirad Corporation

        We have audited the accompanying consolidated balance sheets of Digirad Corporation as of December 31, 2002 and 2003, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digirad Corporation at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Diego, California
March 12, 2004

Digirad Corporation

Consolidated Balance Sheets

			Pro forma redeemable convertible preferred stock and stockholders' equity at December 31, 2003
	December 31,
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,987,666	$7,681,407
Accounts receivable, net	7,868,234	12,195,031
Inventories, net	5,752,123	3,709,321
Other assets	502,805	854,170

Total current assets	21,110,828	24,439,929
Property and equipment, net	11,113,884	10,087,030
Intangibles, net	894,528	511,832
Restricted cash	—	120,000

Total assets	$33,119,240	$35,158,791

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$2,150,724	$3,036,209
Accrued compensation	1,721,107	1,893,336
Accrued warranty	857,830	1,051,242
Other accrued liabilities	3,102,109	2,647,741
Deferred revenue	1,331,462	1,514,488
Current portion of notes payable to stockholders	—	245,000
Current portion of debt	8,166,421	11,473,619

Total current liabilities	17,329,653	21,861,635
Notes payable to stockholders, net of current portion	735,000	490,000
Long-term debt, net of current portion	5,030,327	4,232,071
Commitments and contingencies
Redeemable convertible preferred stock, $0.000001 par value: 46,023,000 shares authorized at December 31, 2002 and 2003; 43,555,313 shares issued and outstanding at December 31, 2002 and 2003, none pro forma; liquidation value—$119,512,154 at December 31, 2002 and 2003, none pro forma (unaudited)	83,952,228	84,277,992	$—
Stockholders' equity (deficit):
Common stock, $0.001 par value: 213,692 and 53,000,000 shares authorized at December 31, 2002 and 2003, respectively; 47,471 and 82,486 shares issued and outstanding at December 31, 2002 and 2003, respectively, 43,637,853 outstanding pro forma (unaudited)	47	82	43,638
Additional paid-in capital	4,246,342	5,031,811	89,266,247
Deferred compensation	—	(554,375)	(554,375)
Accumulated deficit	(78,174,357)	(80,180,425)	(80,180,425)

Total stockholders' equity (deficit)	(73,927,968)	(75,702,907)	$8,575,085

Total liabilities and stockholders' equity (deficit)	$33,119,240	$35,158,791

See accompanying notes.

Digirad Corporation

Consolidated Statements of Operations

	Years ended December 31,
	2001	2002	2003
Revenues:
DIS	$10,239,256	$23,005,004	$34,848,641
Product	18,065,131	18,526,651	21,387,729

Total revenues	28,304,387	41,531,655	56,236,370
Cost of revenues:
DIS	8,344,742	16,599,230	24,463,028
Product	13,192,140	13,632,437	15,091,721

Total cost of revenues	21,536,882	30,231,667	39,554,749

Gross profit	6,767,505	11,299,988	16,681,621
Operating expenses:
Research and development	3,008,651	2,967,055	2,190,570
Sales and marketing	9,974,027	8,065,497	6,007,858
General and administrative	8,160,558	9,496,794	8,097,349
Amortization and impairment of intangible assets	991,229	1,011,371	443,784
Stock-based compensation	1,578,666	606,169	226,227

Total operating expenses	23,713,131	22,146,886	16,965,788

Loss from operations	(16,945,626)	(10,846,898)	(284,167)
Other income (expense):
Interest income	118,174	65,078	35,412
Interest expense	(1,438,787)	(1,989,907)	(1,431,549)
Other expense	(1,644,542)	—	—

Total other income (expense)	(2,965,155)	(1,924,829)	(1,396,137)

Net loss	(19,910,781)	(12,771,727)	(1,680,304)
Accretion of deferred issuance costs on preferred stock	(130,274)	(265,146)	(325,764)

Net loss applicable to common stockholders	$(20,041,055)	$(13,036,873)	$(2,006,068)

Basic and diluted net loss per share	$(898.86)	$(409.23)	$(36.46)

Shares used in computing basic and diluted net loss per share	22,296	31,857	55,017

Pro forma basic and diluted net loss per share			$(0.04)

Pro forma shares used to compute basic and diluted net loss per share			43,610,384

The composition of stock-based compensation is as follows:
Cost of product revenue	$200,365	$72,000	$82,529
Cost of DIS revenue	97,568	51,588	31,039
Research and development	96,335	60,622	8,200
Sales and marketing	540,402	228,057	18,211
General and administrative	643,996	193,902	86,248

	$1,578,666	$606,169	$226,227

See accompanying notes.

Digirad Corporation

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

Years ended December 31, 2001, 2002 and 2003

	Common stock				Notes receivable from stockholders
			Additional paid-in capital	Deferred compensation		Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount
Balance at December 31, 2000	21,820	$22	$2,239,711	$(536,820)	$(85,919)	$(45,096,429)	$(43,479,435)
Repayment of note receivable from stockholder	—	—	—	—	14,312	—	14,312
Exercise of common stock options	1,182	1	97,793	—	(5,312)	—	92,482
Issuance of options, warrants and other equity instruments to non-employees	—	—	192,652	—	—	—	192,652
Deferred compensation	—	—	1,715,521	(1,715,521)	—	—	—
Amortization of deferred compensation	—	—	—	1,386,014	—	—	1,386,014
Net loss	—	—	—	—	—	(19,910,781)	(19,910,781)
Accretion of deferred issuance costs on preferred stock	—	—	—	—	—	(130,274)	(130,274)

Balance at December 31, 2001	23,002	23	4,245,677	(866,327)	(76,919)	(65,137,484)	(61,835,030)
Conversion of preferred stock to common stock	24,191	24	48,358	—	—	—	48,382
Exercise of common stock options	246	—	46,332	—	—	—	46,332
Issuance of common stock for fractional shares following 1-to- 200 stock split	32	—	—	—	—	—	—
Issuance of warrants to non- employees	—	—	16,921	—	—	—	16,921
Issuance of warrants in connection with bridge financing	—	—	243,052	—	—	—	243,052
Deferred compensation	—	—	(353,998)	353,998	—	—	—
Amortization of deferred compensation	—	—	—	512,329	—	—	512,329
Forfeiture/reserve of notes receivable from shareholders	—	—	—	—	76,919	—	76,919
Net loss	—	—	—	—	—	(12,771,727)	(12,771,727)
Accretion of deferred issuance costs on preferred stock	—	—	—	—	—	(265,146)	(265,146)

Balance at December 31, 2002	47,471	47	4,246,342	—	—	(78,174,357)	(73,927,968)
Exercise of common stock options	35,015	35	4,867	—	—	—	4,902
Deferred compensation	—	—	780,602	(780,602)	—	—	—
Amortization of deferred compensation	—	—	—	226,227	—	—	226,227
Net loss	—	—	—	—	—	(1,680,304)	(1,680,304)
Accretion of deferred issuance costs on preferred stock	—	—	—	—	—	(325,764)	(325,764)

Balance at December 31, 2003	82,486	$82	$5,031,811	$(554,375)	$—	$(80,180,425)	$(75,702,907)

See accompanying notes.

Digirad Corporation

Consolidated Statements of Cash Flows

	Years ended December 31,
	2001	2002	2003
Operating activities
Net loss	$(19,910,781)	$(12,771,727)	$(1,680,304)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,941,637	2,648,410	2,811,204
Loss on disposal of assets	—	—	8,020
Amortization and impairment of intangibles	991,229	966,765	443,784
Stock-based compensation	1,386,014	589,248	226,227
Amortization of debt discount related to warrants issued in conjunction with debt	110,954	335,477	—
Options, warrants and other equity instruments issued to non- employees	192,652	16,921	—
Changes in operating assets and liabilities:
Accounts receivable	(1,748,827)	(3,065,386)	(4,326,797)
Inventories	(4,749,603)	2,873,441	2,042,802
Other assets	(79,243)	167,082	(346,384)
Accounts payable	1,840,790	(2,312,844)	885,485
Accrued compensation	1,026,763	(384,173)	172,229
Accrued warranty and other accrued liabilities	1,899,894	100,907	(260,956)
Deferred revenue	329,959	1,001,503	183,026

Net cash provided by (used in) operating activities	(16,768,562)	(9,834,376)	158,336
Investing activities
Purchases of property and equipment	(7,742,297)	(1,653,667)	(1,797,351)
Patents and other assets	(73,878)	(112,776)	(181,088)

Net cash used by investing activities	(7,816,175)	(1,766,443)	(1,978,439)
Financing activities
Net issuances of common stock	92,482	46,332	4,902
Net borrowings under lines of credit	2,731,490	2,697,739	3,139,151
Proceeds from issuance of notes payable	—	2,154,656	—
Repayment of obligation under notes payable	(1,536,024)	(2,105,936)	—
Net proceeds from sale of preferred stock	14,145,810	15,549,982	—
Proceeds from capital lease financing	5,363,920	—	1,531,028
Repayment of obligations under capital leases	(815,567)	(1,721,255)	(2,161,237)
Repayment of notes receivable from stockholders	14,312	—	—

Net cash provided by financing activities	19,996,423	16,621,518	2,513,844

Net increase (decrease) in cash and cash equivalents	(4,588,314)	5,020,699	693,741
Cash and cash equivalents at beginning of year	6,555,281	1,966,967	6,987,666

Cash and cash equivalents at end of year	$1,966,967	$6,987,666	$7,681,407

Supplemental information:
Cash paid during the year for interest	$1,485,467	$1,503,546	$1,325,975

Conversion of bridge notes into preferred stock	$—	$1,575,000	$—

Conversion of preferred stock to common stock	$—	$48,382	$—

See accompanying notes.

Digirad Corporation

Notes to Consolidated Financial Statements

December 31, 2003

1. The Company and Summary of Significant Accounting Policies

  The Company

        Digirad Corporation (the "Company"), a Delaware corporation, designs, develops, manufactures, markets, and services solid-state digital gamma cameras for use in nuclear medicine and provides, through two subsidiaries, Digirad Imaging Solutions, Inc. and Digirad Imaging Systems, Inc., collectively "DIS," in-office services for physicians, offering experienced licensed personnel and equipment that travel to the physician's office on a per day, contractual basis.

  Basis of Presentation

        The accompanying consolidated financial statements include the operations of DIS. Intercompany accounts have been eliminated in consolidation.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes to the consolidated financial statements. The Company's significant estimates include the reserve for doubtful accounts, contractual allowances and revenue adjustments, the reserves for excess and obsolete inventories, the reserve for warranty costs and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents primarily represent funds invested in money market funds whose cost equals fair market value.

  Concentration of Credit Risk

        The Company has primarily sold its products to customers in the United States and its possessions. Limited sales have also been made to customers in Japan and Russia. For the years ended December 31, 2001, 2002 and 2003, no product or DIS customer accounted for 10% or more of consolidated revenues.

        The percentage of the Company's net DIS revenue derived from governmental agencies, such as Medicare, has continued to decline each year since services were initiated in 2000 to less than 5% of consolidated revenue in the year ended December 31, 2003. Management believes that there are minimal credit risks associated with transactions and balances with these governmental agencies. However, there is a potential risk that reimbursement rates can be reduced in the future.

        The Company maintains reserves for potential credit losses and contractual allowances, which historically have been within management's estimates.

  Inventories

        Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

  Property and Equipment

        Depreciation and amortization of property and equipment, including assets recorded under capital leases, are provided using the straight-line method over the shorter of the estimated useful lives of the related assets, which is three to seven years, or the lease term, if applicable.

  Intangibles

        Intangibles include patents, trademarks and acquired customer contracts and are recorded at cost. Patents are amortized over the lesser of their estimated useful or legal lives (up to 20 years). Trademarks are amortized over 10 years. Acquired customer contracts are amortized over their estimated useful lives, which is generally five years.

  Impairment of Long-Lived Assets

        The Company follows Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The scope of SFAS No. 144 includes long-lived assets, or groups of assets, to be held and used as well as those which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

        During 2002 and 2003, the Company recorded $566,057 and $228,177, respectively, for impairment on customer contracts acquired for the imaging services business.

  Shipping and Handling Fees and Costs

        The Company records all shipping and handling billings to a customer in a sales transaction as revenue earned for the goods provided in accordance with the Emerging Issues Task Force ("EITF") Issue 00-10, Accounting for Shipping and Handling Fees and Costs. The Company's revenues related to shipping and handling for all periods presented are immaterial. Shipping and handling costs are included in cost of revenues and were $300,133, $229,462 and $251,536 for 2001, 2002 and 2003, respectively.

  Revenue Recognition

        The Company recognizes revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, the Company complies with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and customer acceptance.

        The Company has two primary sources of revenue: 1) product sales, which includes the associated sale of maintenance services and 2) mobile in-office nuclear imaging services. Product revenues consist of revenues from the sales of gamma cameras and accessories and the Company recognizes revenue upon delivery to customers. The Company also provides installation and training for camera sales in the United States. Installation and training for sales outside of the United States is the responsibility of the distributors. Neither service is essential to the functionality of the product. Both services are performed shortly after delivery and represent an insignificant cost, which the Company accrues at the time revenue is recognized. The Company also sells or provides maintenance services beyond the first year following the purchase by the customer. Revenue from these contracts is deferred and recognized ratably over the period of the obligation and is included in product sales in the accompanying consolidated statements of operations.

        DIS revenue is derived from the Company's mobile in-office nuclear imaging services. Revenue related to mobile imaging services is recognized at the time services are performed and collection is reasonably assured. DIS services are generally billed on a per-day basis under annual contracts which specify the number of days of service to be provided. The Company is compensated for mobile imaging services provided to patients directly from the physicians under contract or, on a smaller scale, from certain programs administered by governmental agencies and private insurance companies.

  Unaudited Pro Forma Stockholders' Equity Presentation

        The unaudited pro forma stockholders' equity information in the accompanying consolidated balance sheet assumes the conversion of the outstanding shares of redeemable convertible preferred stock into 43,555,367 shares of common stock as though the completion of the initial public offering had occurred on December 31, 2003. Common shares issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

  Stock-Based Compensation

        The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock options as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, if the exercise price of the Company's employee stock options is not less than the fair value of the underlying stock on the date of grant, no compensation expense is recognized. In conjunction with certain events that occurred in 2001, the Company reviewed its exercise prices and arrived at a revised fair value for certain stock options granted in 2001 and recorded deferred stock compensation of $1,715,521, for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant date. In conjunction with the Company's initial public offering contemplated by this prospectus, the Company reviewed its exercise prices and arrived at a revised fair value for certain stock options granted in 2003. The Company recorded deferred stock compensation of

$780,602 for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant date.

        The approximate weighted average exercise price and approximate weighted average revised fair value per share for the 8,290 options granted during the year ended December 31, 2001 was $254.00 and $300.00, respectively. The approximate weighted average exercise price and approximate weighted average revised fair value per share for the 999,631 options granted during the year ended December 31, 2003 was $0.14 and $0.93, respectively. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with FASB Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options, generally four years. Deferred compensation for stock options and warrants granted to non-employees is recorded at fair value as determined in accordance with SFAS No. 123, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. The fair value of the unvested options, warrants, and other equity instruments is periodically remeasured and the related amortization is adjusted as necessary. Compensation expense related to stock options, warrants, and other equity instruments to acquire common stock issued to non-employees was $192,652 and $138,447 for the years ended December 31, 2001 and 2002, respectively. No material amounts of non-employee stock-based compensation were recorded in 2003.

        The expected future amortization expense for deferred compensation as of December 31, 2003 is $318,112 in 2004, $152,487 in 2005, $68,571 in 2006, and $15,205 in 2007 for a total of $554,375.

        Pro forma information regarding net loss is required by SFAS No.123, and has been determined as if the Company had accounted for all of its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Minimum Value pricing model with the following weighted average assumptions for 2001, 2002, and 2003: risk-free interest rates of 4%, 3.8% and 3% respectively; a dividend yield of 0%; and a life of the options of six, five and five years, respectively.

        For purposes of disclosures required by SFAS No. 123, the estimated fair value of the options is amortized on an accelerated basis in accordance with FIN No. 28 over the vesting period. The Company's adjusted net loss information is as follows:

	Years ended December 31,
	2001	2002	2003
Net loss as reported	$(19,910,781)	$(12,771,727)	$(1,680,304)
Add: total stock-based employee compensation included in reported net loss	1,386,014	512,329	226,227
Less: total stock-based employee compensation determined under the fair value method for all awards	(1,671,812)	(1,288,485)	(270,581)

Adjusted net loss	$(20,196,579)	$(13,547,883)	$(1,724,658)

Basic and diluted net loss per share as reported	$(898.86)	$(409.23)	$(36.46)

Adjusted basic and diluted net loss per share	$(905.84)	$(425.27)	$(31.35)

        The above results are not likely to be representative of the effects of applying SFAS No.123 on reported net income or loss for future years.

  Warranty

        We provide a warranty on certain of our products and accrue the estimated cost at the time revenue is recorded. Historically, the warranty periods have ranged from up to 24 months. Since July 2002, substantially all of the warranty periods have been 12 months before customer-sponsored maintenance begins. Warranty reserves are established based on historical experience with failure rates and repair costs and the number of units at customers covered by warranty. We review warranty reserves monthly and, if necessary, make adjustments.

  Research and Development

        Research and development costs are expensed as incurred.

  Advertising Costs

        Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 2001, 2002 and 2003, were $411,940, $240,646 and $231,617, respectively.

  Other Expense

        In 2001, the Company recorded expense of $1,644,542 related to costs incurred in connection with a proposed public offering of common stock which was not completed.

  Comprehensive Income

        SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on investments and foreign currency translation adjustments. The Company's comprehensive loss is the same as the reported net loss for all periods.

  Net Loss Per Share

        The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SAB No. 98. Basic earnings per share ("EPS") is calculated by dividing the net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, convertible preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

        Potentially dilutive securities totaling 181,766, 48,534,380 and 48,591,847 for the years ended December 31, 2001, 2002 and 2003, respectively, were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect.

        The unaudited pro forma basic and diluted net loss per common share and pro forma basic and diluted weighted average common shares outstanding give effect to the conversion of all outstanding shares of redeemable convertible preferred stock upon the completion of the Company's proposed initial public offering (using the as if-converted method).

	Years ended December 31,
	2001	2002	2003
Historical:
Numerator:
Net loss	$(19,910,781)	$(12,771,727)	$(1,680,304)
Accretion of deferred issuance costs on preferred stock	(130,274)	(265,146)	(325,764)

Net loss applicable to common stockholders	$(20,041,055)	$(13,036,873)	$(2,006,068)

Denominator:
Weighted average common shares	22,726	31,857	55,017
Weighted average unvested common shares subject to repurchase	(430)	—	—

Denominator for basic and diluted earnings per share	22,296	31,857	55,017

Basic and diluted net loss per share	$(898.86)	$(409.23)	$(36.46)

Pro forma:
Net loss			$(1,680,304)

Pro forma basic and diluted net loss per share (unaudited)			$(0.04)

Shares used above			55,017
Pro forma adjustments to reflect weighted average effect of assumed conversion of preferred stock (unaudited)			43,555,367

Pro forma shares used to compute basic and diluted net loss per share (unaudited)			43,610,384

  Recently Issued Accounting Standards

        In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. The recognition provisions of the interpretation are effective in 2003 and are applicable only to guarantees issued or modified after December 31, 2002. The Company has not issued or modified any such guarantees and accordingly the interpretation did not have a material impact on our financial position, results of operations or cash flows for the fiscal year ended December 31, 2003.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN No. 46R, a revision to FIN No. 46. FIN No. 46R provides a broad deferral of the latest date by which all public entities must apply FIN No. 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN No. 46 or FIN No. 46R to have a material impact upon our financial position, cash flows or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

2. Financial Statement Details

        The composition of certain balance sheet accounts is as follows:

  Accounts Receivable

	December 31,
	2002	2003
Accounts receivable	$8,338,151	$12,746,333
Less reserves and allowance for doubtful accounts	(469,917)	(551,302)

	$7,868,234	$12,195,031

  Inventories

	December 31,
	2002	2003
Raw materials	$1,612,586	$2,470,587
Work-in-progress	3,328,060	772,089
Finished goods	811,477	466,645

	$5,752,123	$3,709,321

  Property and Equipment

	December 31,
	2002	2003
Machinery and equipment	$14,885,708	$16,063,473
Furniture and fixtures	261,875	241,989
Computers and software	2,006,555	2,326,609
Leasehold improvements	939,585	940,085
Construction in process	52,482	135,680

	18,146,205	19,707,836
Less accumulated depreciation and amortization	(7,032,321)	(9,620,806)

	$11,113,884	$10,087,030

        During 2000, 2001 and 2003, the Company entered into a series of financing transactions structured as capital leases. The equipment, consisting of vans equipped with the Company's mobile gamma cameras, is used by DIS to provide mobile nuclear imaging services. The initial terms of these leases range from 36 to 63 months. The cost of the equipment financed was $6,082,148 ($1,816,149 of accumulated depreciation) at December 31, 2002 and $6,484,719 ($2,582,288 of accumulated depreciation) at December 31, 2003.

  Intangibles

	December 31,
	2002	2003
Acquired customer contracts	$842,447	$244,921
Patents and trademarks	503,027	482,900

	1,345,474	727,821
Less accumulated amortization	(450,946)	(215,989)

	$894,528	$511,832

  Other Accrued Liabilities

	December 31,
	2002	2003
Sales tax payable	$657,353	$511,794
Pharmaceuticals	—	606,176
License fees	115,066	263,603
Customer deposits	832,676	294,550
Interest	122,122	109,272
Legal costs	797,954	121,000
Other accrued liabilities	576,938	741,346

	$3,102,109	$2,647,741

3. Debt

        The composition of the Company's debt balance is as follows:

	December 31,
	2002	2003
Lines of credit	$6,217,576	$9,356,727
Capital lease obligations (Note 4)	6,979,172	6,348,963

	13,196,748	15,705,690
Current portion of debt	(8,166,421)	(11,473,619)

Long-term debt, less current portion	$5,030,327	$4,232,071

  Lines of Credit

        Since December 2001, the Company has had a $5,000,000 line of credit which accrues interest at the bank's floating prime rate plus 1.75% (5.75% at December 31, 2003). The Company is required to make monthly interest payments. The revolving line of credit expires October 15, 2004 with any unpaid balance due upon expiration. $4,825,000 was outstanding as of December 31, 2003.

        In 2001, in conjunction with the amended line of credit, the Company issued the lender a warrant to purchase 213 shares of Series E preferred stock at a price of $607.20. The warrant is exercisable immediately and expires five years from the date of issuance. The fair value of the warrant was determined to be insignificant as calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 75%; risk-free interest rate of 3%; and a life of three years.

        In January 2001, the Company entered into a three year loan and security agreement related to DIS for a revolving line of credit. The Company can draw up to $5,000,000. The borrowings under the line of credit are limited to 85% of Qualified Accounts (as defined) and accrue interest at the higher of prime plus 1.25% or 8.25%. The revolving credit line expires December 31, 2004. $4,531,727 was outstanding as of December 31, 2003. In March 2004, the borrowings under the line of credit were revised to accrue interest at the higher of prime plus 1.25% or 6%.

  Notes Payable to Stockholders

        The Company has notes payable to stockholders totaling $735,000 that bear interest at 6.35% per year. The notes are due in twelve equal quarterly installments starting on March 31, 2004. Accordingly, $245,000 is included as current portion of notes payable to stockholders at December 31, 2003 in the accompanying balance sheet.

        In January 2002, the Company issued and sold convertible promissory notes in the aggregate principal amount of $1,925,000 bearing an annual interest rate of 12%. On May 7, 2002, holders of $1,425,000 of the convertible promissory notes elected to convert the principal balance and outstanding interest on the notes into Series H preferred stock. The remaining convertible promissory note balance of $500,000, plus accrued interest was repaid in June 2002. In consideration for the bridge loans, the Company issued to the noteholders warrants to purchase 790 shares of the Company's common stock at an exercise price of $300.00 per share (See Note 5).

        In March 2002, the Company borrowed $150,000 from one of its stockholders under the terms of a secured loan bearing interest at 8% per annum. The loan plus accrued interest was converted into Series H preferred stock in June 2002.

        The Company's borrowings are generally subject to financial and other restrictive covenants. The Company is in compliance with all covenants at December 31, 2003. Substantially all of the Company's assets have been pledged as collateral.

4.    Commitments and Contingencies

  Leases

        The Company leases its facilities under non-cancelable operating leases that expire through 2010. Rent expense was $726,237, $887,340 and $1,028,895 (including common area charges) for the years ended December 31, 2001, 2002 and 2003, respectively. Annual future minimum lease payments as of December 31, 2003 are as follows:

	Operating Leases	Capital Leases
2004	$695,584	$2,741,210
2005	708,433	2,662,690
2006	668,063	1,533,943
2007	614,907	421,305
2008	554,412	145,523
Thereafter	619,400	—

Total minimum lease payments	$3,860,799	7,504,671

Less amount representing interest		(1,155,708)

Present value of future minimum capital lease obligations		6,348,963
Less amounts due in one year		(2,116,892)

Long-term portion of capital lease obligations		$4,232,071

  Litigation

        In 2001, a complaint was filed in the United States District Court for the Eastern District of Pennsylvania. The complaint alleged, among other things, breach of the terms of certain agreements. The Company agreed to settle the claim for $500,000, which was recorded in 2002 as a general and administrative expense in the statement of operations.

        In addition, the Company is involved from time to time in litigation relating to claims arising in the normal course of its business. The Company faces risks from third-party claims of infringement and potential litigation.

5. Redeemable Convertible Preferred Stock and Stockholders' Equity

  Reverse Stock Split

        In October 2002, the Board of Directors and stockholders approved a 1:200 reverse split of the Company's common stock and preferred stock. All share and per share information in the accompanying consolidated financial statements and notes thereto have been restated to reflect the stock split.

  Redeemable Convertible Preferred Stock

        At December 31, 2003, the various series of preferred stock outstanding are as follows:

Date issued	Series	Price per share	Number of shares	Redemption and liquidation value
March 1995	A	$200.00	250	$50,000
December 1995	B	$220.00	—	—
August 1997	C	$250.00	800	200,000
August 1997	D	$461.46	2,130	982,910
June 1998 through April 2001	E	$607.20	5,447	3,307,418
August 2001	F	$650.00	770	500,500
April, May, and June 2002	G	$2.00	30,984,210	61,968,420
April, May, and June 2002	H	$1.39	12,561,706	52,502,906

			43,555,313	119,512,154

Unamortized deferred issuance costs				(213,512)

				$119,298,642

        On April 23, 2002, the stockholders agreed to recapitalize the Company and entered into a Stock Purchase and Exchange Agreement under which the Company sold Series H preferred stock and exchanged shares of Series A, B, C, D, E and F preferred stock for Series G preferred stock for those Existing Stockholders (as defined) that purchased their pro-rata amount of Series H preferred stock. The Company received $15,846,149 in cash and $1,654,656 from the conversion of bridge notes and related accrued interest as consideration. The Company incurred $346,168 of offering costs related to the financing. The Company issued 12,561,706 Series H preferred shares and on conversion of 139,343 Series A, B, C, D, E, and F preferred shares, the Company issued 30,984,210 Series G preferred shares.

        Deferred issuance costs through December 31, 2002 and 2003 for all series of preferred stock totaled $982,043 and are being accreted up to the redemption value through July 31, 2004 (the earliest redemption date).

        The preferred stock is redeemable on or after July 31, 2004, upon the request of at least half in number of the Major Investors (as defined). The Company shall redeem all outstanding shares of preferred stock by paying in cash its redemption value plus declared but unpaid dividends. No dividends have been declared through December 31, 2003.

        If the funds of the Company legally available for redemption are insufficient to redeem the total number of preferred shares to be redeemed, those funds which are legally available will be used to redeem the maximum possible ratably over the various series of preferred stock. If the offering contemplated by this prospectus is not completed, and the redeemable preferred shares remain outstanding, the Company does not anticipate having legally available funds to redeem any portion of these preferred shares in 2004.

        The preferred stock will automatically be converted into shares of common stock upon the closing of a sale of the Company's common stock in a public offering registered under the Securities Act of 1933 which results in aggregate gross proceeds equal to or exceeding $25,000,000 at a price equal to or exceeding $4.1796 per share of common stock, or with the approval of at least half in number of Major Investors (as defined) and holders of a majority in interest of the then outstanding voting power of the Series H preferred stock. Each share of preferred stock is convertible, at the option of the holder, into one share of common stock, except for Series F which is convertible into 1.07 shares of common stock, subject to certain antidilution adjustments for certain equity issuances after April 23, 2002.

        Holders of the Series A, B, C, D, E, F, G, and H preferred stock are entitled to receive non-cumulative dividends, if and when declared by the Board of Directors, at a rate of $20.00, $22.00, $25.00, $46.146, $60.72, $65.00, $0.20, and $0.13932 per share per annum, respectively. The holder of Series G and H preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of dividends (payable other than in common stock) on series A, B, C, D, E, or F preferred stock, with series H preferred stock having prior preference to Series G preferred stock. The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. The Company is subject to certain covenants under the agreements that require the vote or written consent by both (a) half in number of the Major Investors and (b) the holders of a majority of the then outstanding voting power of the Series H preferred stock. The stockholders also have certain antidilutive rights.

        The Series H preferred stockholders, voting as a separate class, are entitled to elect three members of the board of directors; Series G preferred stock holders, voting as a separate class, are entitled to elect two members of the board of directors; and any additional member of the board of directors shall be elected by the holders of Series A, B, C, D, E, and F and common stockholders, voting as a separate class.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive their liquidation value prior and in preference to any distribution of the assets or surplus funds of the Company to the holders of common stock. If, upon the occurrence of such event, the assets and funds distributed among the holders of preferred stock are insufficient to permit full payment, the entire assets and funds of the Company would be distributed among the preferred shareholders in proportion to the product of the liquidation preference of each such share and the number of such shares owned by each such holder.

  Warrants

        During the year ended December 31, 2001, in conjunction with various sales and marketing arrangements, the Company issued warrants to purchase 1,059 shares of the Company's common stock at prices ranging from $200.00 to $608.00 per share. Warrants for 759 shares of common stock are exercisable immediately and expire five years from the date of issuance. The remaining 300 warrants vest 100 warrants per year beginning July 2002 and expire in July 2006. The fair value of the warrants was $144,100.

        During the year ended December 31, 2002, in conjunction with sales and marketing arrangements, the Company issued warrants to purchase 200,000 shares of the Company's common stock at $1.40 per share. In conjunction with consulting agreements, the Company issued warrants to purchase 55 shares of the Company's common stock at $600.00 per share.

        The warrants are exercisable immediately, and expire five years from the date of issuance. The fair value of the warrants was $16,921.

        During the year ended December 31, 2003, in conjunction with sales and marketing arrangements, the Company issued warrants to purchase 1,500 shares of the Company's common stock at $0.14 per share. The warrants are exercisable immediately and expire five years from the date of issuance. The fair value of the warrants is not material.

        All of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 75%; risk-free interest rates ranging from 3% to 6%; and a term of three years.

  Stock Options

        In December 1998, the Company's 1997 Stock Option/Stock Issuance Plan was replaced with the 1998 Stock Option/Stock Issuance Plan ("1998 Plan") under which 1,000,000 shares of common stock were reserved for issuance upon exercise of options granted by the Company. Under all stock option plans, the Company is authorized to issue an aggregate of 5,889,824 shares of common stock. Terms of the stock option agreements, including vesting requirements (which is generally four years), are determined by the Board of Directors. Upon grant, the options are exercisable immediately; however any exercised but unvested shares are subject to repurchase by the Company at the original exercise price. Options granted have a term of up to ten years.

        The following table summarizes option activity under the stock option plans:

	Shares	Weighted average exercise price
Outstanding at December 31, 2000	23,146	$84.20
Granted	10,521	$260.01
Cancelled	(2,793)	$211.95
Exercised	(1,438)	$82.54

Outstanding at December 31, 2001	29,436	$134.79
Granted	5,118,060	$0.20
Cancelled	(371,978)	$4.76
Exercised	(347)	$179.83

Outstanding at December 31, 2002	4,775,171	$0.66
Granted	999,631	$0.14
Cancelled	(908,649)	$0.81
Exercised	(35,015)	$0.14

Outstanding at December 31, 2003	4,831,138	$0.52

        As of December 31, 2001, 2002 and 2003, 1,226,753, 1,109,130 and 1,018,147 shares, respectively, were available for future grants.

        Following is a further breakdown of the options outstanding as of December 31, 2003:

Exercise price	Options Outstanding	Weighted average contractual life in years	Weighted average exercise price of options outstanding	Vested options	Weighted average exercise price of vested options
$0.14	4,820,264	8.6	$0.14	2,968,476	$0.14
$42 - $70	2,199	3.8	$56.15	2,199	$56.15
$100 - $150	4,844	5.2	$115.48	4,844	$115.48
$200	1,085	6.0	$200.00	1,085	$200.00
$300	2,327	7.1	$300.00	2,327	$300.00
$400	75	7.5	$400.00	75	$400.00
$600 - $608	140	7.1	$605.71	140	$605.71
$700	204	6.4	$700.00	204	$700.00

	4,831,138	8.6	$0.52	2,979,350	$0.76

        The weighted average fair values of options granted in 2001, 2002 and 2003 were $398.47, $0.02 and $0.83, respectively.

  Bridge Notes

        On January 25, 2002, the Company executed bridge loans in the form of Convertible Promissory Notes and associated Warrant Purchase Agreements with various investors for total gross proceeds of $1,925,000. The notes bore interest at 12% per annum and ultimately were converted into Series H Preferred Stock. The warrants allowed the investors to purchase 790 shares of the Company's common stock over the next five years at $300.00 per share. The proceeds from the financing were allocated to the carrying values of the notes and the warrants on the basis of their relative fair values at the date of issuance and which also created a beneficial conversion feature equal to the fair value of the warrants. The separate fair value of the notes was equal to their face values on the basis of their terms. The separate fair value of the warrants and the separate value of the beneficial conversion feature was each determined to be $121,526 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, expected volatility of 75%, risk-free interest rate of 3.8% and expected life of three years. The resulting discount on the notes of $243,052 was amortized to interest expense over the period the notes were outstanding. With the exception of $500,000 that was repaid in cash, the notes and accrued interest were converted into Series H preferred stock over the three closing dates of the Series H preferred stock between April 23, 2002 and June 17, 2002.

  Notes Receivable from Stockholders

        At December 31, 2001, the Company had notes receivable from employee stockholders of $76,919. The notes relate to the exercise of common stock options, are full recourse and bear interest at 6% per year. The notes are due on the earlier of (i) the date on which the employee ceases to be employed by the Company, (ii) 90 days after an initial public offering of the Company's common stock; or (iii) May 15, 2010. During 2002, in conjunction with a recapitalization, the Company wrote-off the value of the notes receivable since the underlying shares had little or no value and collection of the notes was unlikely. In the future, if the Company provides financing for employees to purchase stock options, the Company will account for options under variable plan accounting in accordance with EITF Issue No. 95-16, Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB Opinion No. 25.

  Common Shares Reserved for Issuance

        The following table summarizes common shares reserved for future issuance at December 31, 2003:

Redeemable convertible preferred stock	43,555,367
Redeemable Convertible preferred stock warrants	1,939
Common stock warrants	203,457
Common stock options	5,849,285

Total common shares reserved for issuance	49,610,048

6. Income Taxes

       As of December 31, 2003, the Company had federal and California income tax net operating loss carryforwards of approximately $71,600,000 and $38,300,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the limitation in the utilization of California net operating loss carryforwards, which ranges from 50% to 60% during the period from 1996 to 2003. The federal tax loss carryforwards will begin expiring in 2006 unless previously utilized. The California tax loss carryforwards will begin to expire in 2004 unless previously utilized. The Company also has federal and California research and development and other credit carryforwards of approximately $1,900,000 and $1,300,000, respectively. The federal research and development and other credit carryforwards begin to expire in 2005 unless previously utilized.

        Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited because of a cumulative change in ownership of more than 50%, which may have occurred.

        Significant components of the Company's deferred tax assets are shown below. A valuation allowance has been recognized to offset the deferred tax assets, as realization of such assets has not met the "more likely than not" threshold required under SFAS No. 109.

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$26,832,000	$27,254,000
Research and development and other credits	3,187,000	3,037,000
Reserves	741,000	856,000
Capitalized research expense	279,000	181,000
Capitalized inventory costs	238,000	117,000
Other, net	1,179,000	1,164,000

Total deferred tax assets	32,456,000	32,609,000
Deferred tax liabilities—depreciation and amortization	(949,000)	(1,567,000)
Valuation allowance for deferred tax assets	(31,507,000)	(31,042,000)

Net deferred tax assets	$—	$—

7. Segments

       The Company's reporting segments have been determined based on the nature of the products and/or services offered to customers or the nature of their function in the organization. The Company evaluates performance based on the operating income contributed by each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Years ended December 31,
	2001	2002	2003
Revenues by segment:
DIS	$10,239,256	$23,005,004	$34,848,641
Product	18,065,131	18,526,651	21,387,729

Consolidated revenues	$28,304,387	$41,531,655	$56,236,370

Gross profit by segment:
DIS	$1,894,514	$6,405,774	$10,385,613
Product	4,872,991	4,894,214	6,296,008

Consolidated gross profit	$6,767,505	$11,299,988	$16,681,621

Net loss by segment:
Loss from operations
DIS	$(5,444,866)	$(4,827,140)	$2,086,882
Product	(11,500,760)	(6,019,758)	(2,371,049)

Consolidated income (loss) from operations	(16,945,626)	(10,846,898)	(284,167)
Reconciling items
Interest income	118,174	65,078	35,412
Interest expense	(1,438,787)	(1,989,907)	(1,431,549)
Other income (expense)	(1,644,542)	—	—

Consolidated net loss	$(19,910,781)	$(12,771,727)	$(1,680,304)

Depreciation, amortization and impairment of intangible assets by segment:
DIS	$1,767,170	$2,451,557	$2,151,731
Product	1,165,696	1,163,618	1,103,257

Consolidated depreciation and amortization	$2,932,866	$3,615,175	$3,254,988

Identifiable assets by segment:
DIS	$13,586,502	$14,710,088	$16,016,201
Product	16,335,908	18,409,152	19,142,590

Consolidated assets	$29,922,410	$33,119,240	$35,158,791

        Sales to a distributor in Japan represented 2.2% of total revenues for the year ended December 31, 2001, sales to a customer in Puerto Rico represented less than 1% of total revenues for the years ended December 31, 2002 and 2003 and sales to a customer in Russia represented less than 3% of total revenues for the year ended December 31, 2003.

8. Employee Retirement Plan

        The Company has a 401(k) retirement plan (the "Plan"), under which all full-time employees may contribute up to 20% of their annual salary, within limits. The Company may elect to make discretionary contributions upon the approval of the Board of Directors. Through December 31, 2003, the Company had not contributed to the Plan.

                          Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

William Blair & Company

                        , 2004

Through and including                          , 2004 (the 25th day after commencement of this offering), federal securities law may require all dealers selling our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

SEC registration fee	$10,928
NASD filing fee	9,125
Nasdaq National Market application fee	5,000
Nasdaq National Market entry fee	95,000
Nasdaq National Market annual fee (prorated for 2004)	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	$120,053

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and restated bylaws, which will become effective following the completion of this offering, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our restated bylaws are not exclusive.

        Our restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.21 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation to be in effect immediately prior to the closing of this offering	3.1
Form of Restated Bylaws to be in effect immediately prior to the closing of this offering	3.2
Form of Indemnification Agreement	10.21

Item 15. Recent Sales of Unregistered Securities

        The following list sets forth information regarding all securities we have sold since January 2001. All share amounts and per share prices reflect a 1-for-200 reverse stock split that was effected in October 2002 and a 1-for-        reverse stock split to be effected prior to completion of this offering.

(1)
In January, March and April 2001, we issued and sold to investors 9,694 shares of our Series E preferred stock, at a purchase price of $607.20 per share, for aggregate consideration of approximately $5.9 million.

(2)
In January, March, May, July and December 2001, we issued to certain consultants, in connection with and in partial consideration for services rendered to us, warrants to purchase an aggregate of 1,350 shares of our common stock at exercise prices ranging from $200.00 to $608.00 per share. Upon completion of this offering, these warrants will remain exercisable for an aggregate of 1,350 shares of our common stock at exercise prices ranging from $200.00 to $608.00 per share.

(3)
In January and December 2001, we issued to a consulting firm, in connection with and in partial consideration for services rendered to us, warrants to purchase 100 and 25 shares of our common stock, respectively, at an exercise price of $400.00 and $600.00 per share, respectively. Upon completion of this offering, these warrants will remain exercisable for 100 and 25 shares of our common stock, respectively, at an exercise price of $400.00 and $600.00 per share, respectively.

(4)
In July 2001, we issued to a commercial lender, in connection with and in partial consideration for a loan we received, a warrant to purchase 213 shares of our Series E preferred stock at an exercise price of $607.20 per share. Upon completion of this offering, this warrant will be immediately exercisable for 213 shares of our common stock at an exercise price of $607.20 per share.

(5)
In August 2001, we issued and sold to investors 13,092 shares of our Series F preferred stock, at a purchase price of $650.00 per share, for aggregate consideration of approximately $8.5 million.

(6)
In January 2002, we issued to certain existing investors and a new investor convertible promissory notes bearing 12% interest per annum in connection with a borrowing of an aggregate of approximately $2.0 million from those stockholders and that investor.

(7)
In January 2002, and in connection with the convertible promissory note issuance described in paragraph (3), we issued and sold the parties referred to in paragraph (3) warrants to purchase an aggregate of 790 shares of our common stock for $0.001 per underlying share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 790 shares of our common stock at an exercise price of $300.00 per share.

(8)
In April 2002, each of the convertible promissory notes described in paragraph (6) was converted into shares of our Series H preferred stock.

(9)
In April, May and June 2002, we issued shares of our Series G preferred stock to existing investors upon their exchange of 9,611 shares of our Series E preferred stock, for no additional consideration to us. Upon the completion of this offering, the 5,447 shares of our Series E preferred stock outstanding as of December 31, 2003 will convert into 5,447 shares of our common stock.

(10)
In April, May and June 2002, we issued shares of our Series G preferred stock to existing investors upon their exchange of 12,322 shares of our Series F preferred stock, for no additional consideration to us. Upon the completion of this offering, the 770 shares of our Series F preferred stock outstanding as of December 31, 2003 will convert into approximately 824 shares of our common stock.

(11)
In April, May and June 2002, we issued and sold 31,008,401 shares of our Series G preferred stock to existing investors, at a purchase price of $2.00 per share, in exchange for the conversion of outstanding shares of our Series A, Series B, Series C, Series D, Series E and Series F preferred stock having an aggregate liquidation value of approximately $62.0 million.

(12)
Following the issuances of our Series G preferred stock referred to in paragraphs (9), (10) and (11), we issued shares of our common stock to existing investors upon their election to convert 24,191 shares of Series G preferred stock. Upon the completion of this offering, the 30,984,210 shares of Series G preferred stock outstanding as of December 31, 2004 will convert into 30,984,210 shares of our common stock.

(13)
In April, May and June 2002, and concurrently with the conversion of the outstanding shares of our Series A, Series B, Series C, Series D, Series E and Series F preferred stock described in paragraph (11), we issued and sold to investors 12,561,706 shares of our Series H preferred stock, at a purchase price of $1.40 per share, for aggregate consideration of approximately $17.6 million. Upon the completion of this offering, the 12,561,706 shares of our Series H preferred stock outstanding as of December 31, 2003 will convert into 12,561,706 shares of our common stock.

(14)
In March 2002, we issued to two of our consultants, in connection with services rendered to us, warrants to purchase an aggregate of 55 shares of our common stock at an exercise price of $600.00 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 55 shares of our common stock at an exercise price of $600.00 per share.

(15)
In November 2002, we issued to a third party consulting firm, in connection with services rendered to us, warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share.

(16)
In November 2002, we issued to the two principals of the third party consulting firm described in paragraph (15), in connection with services rendered to us, warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 100,000 shares of our common stock at an exercise price of $1.40 per share.

(17)
In July 2003, we issued to two of our consultants, in connection with services rendered to us, warrants to purchase an aggregate of 1,500 shares of our common stock at an exercise price of $1.40 per share. Upon the completion of this offering, these warrants will remain exercisable for an aggregate of 1,500 shares of our common stock at an exercise price of $1.40 per share.

(18)
From January 2001 through February 29, 2004, we granted options to purchase 6,950,370 shares of our common stock to employees, directors and consultants under our 1995 Stock Option/Stock Issuance Plan, 1997 Stock Option/Stock Issuance Plan and 1998 Stock Option/Stock Issuance Plan at exercise prices ranging from $0.14 per share to $608.00 per share. Of the options granted, 5,613,055 remain outstanding, 36,800 shares of common stock have been purchased pursuant to exercises of stock options and 1,323,662 shares have been repurchased or terminated and returned to the stock option pool available under our 1995 Stock Option/Stock Issuance Plan, 1997 Stock Option/Stock Issuance Plan and 1998 Stock Option/Stock Issuance Plan.

        The offers, sales, and issuances of the securities described in paragraphs (1), (3) - (13) and (15) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (1), (3) - (13) and (15) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales and issuances of the options and common stock described in paragraphs (2), (14) and (16) - (18) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 because the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  The following exhibits are filed herewith:

Exhibit Numbers	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2*	Form of Restated Bylaws to be in effect upon the closing of this offering.
4.1*	Form of Specimen Stock Certificate.
4.2	Amended and Restated Investors' Rights Agreement by and among Digirad Corporation and the investors listed on the schedule attached thereto, dated April 23, 2002.
5.1*	Opinion of Morrison & Foerster LLP.
10.1*†	License Agreement by and between Digirad Corporation and the Regents of the University of California, dated May 19, 1999, as amended.
10.2*†	Software License Agreement by and between Digirad Corporation and Segami Corporation, dated June 16, 1999.
10.3*†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated May 22, 2001.
10.4*†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated April 1, 2003.
10.5*†	Development and Supply Agreement by and between Digirad Corporation and a supplier, dated June 18, 1999
10.6*†	Loan and Security Agreement by and between Digirad Corporation and Silicon Valley Bank, dated April 1, 2000, as amended.
10.7*†	Standby Letter of Credit by and between Digirad Corporation and Silicon Valley Bank, dated November 5, 2003.
10.8	Loan Agreement by and between Digirad Corporation and Gerald G. Loehr Trust, dated September 1, 1993, as amended.
10.9	Loan Agreement by and between Digirad Corporation and Clinton L. Lingren, dated September 1, 1993, as amended.
10.10	Loan Agreement by and between Digirad Corporation and Jack F. Butler, dated September 1, 1993, as amended.
10.11*†	Equipment Lease Agreement by and between Digirad Corporation and MarCap Corporation, dated October 1, 2000.
10.12*†	Equipment Lease Agreement by and between Digirad Corporation and MarCap Corporation, dated June 13, 2003.
10.13*	Master Equipment Lease Agreement by and between Digirad Corporation and DVI Financial Services, Inc., dated May 24, 2001.
10.14	Sublease Agreement by and between Digirad Corporation as sublessee and REMEC, Inc. as sublessor, dated November 3, 2003.
10.15*#	1995 Stock Option/Stock Issuance Plan.
10.16*#	1997 Stock Option/Stock Issuance Plan.
10.17*#	1998 Stock Option/Stock Issuance Plan.
10.18*#	2004 Stock Incentive Plan.
10.19*#	2004 Non-Employee Director Option Program.
10.20*#	2004 Employee Stock Purchase Program.

10.21*#	Form of Indemnification Agreement.
10.22*#†	Letter Agreement by and between Digirad Corporation and David M. Sheehan, dated June 11, 2002.
10.23*	Loan and Security Agreement by and between Orion Imaging Systems, Inc., Digirad Imaging Systems, Inc. and Heller Healthcare Finance, Inc., dated January 9, 2001, as amended.
10.24*	Master Lease Agreement by and between Digirad Corporation and GE Healthcare Financial Services, dated September 26, 2000.
10.25*†	Consulting Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, dated January 6, 2003.
10.26*†	Agreement for Services by and between Digirad Imaging Solutions, Inc. and MBR Associates, Inc., dated April 1, 2002.
10.27*	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.28*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.29	Warrant to purchase shares of Series E Preferred Stock by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001.
10.30*†	Amended and Restated Warrant Issuance Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, LLC and Dr. Stephen A. McAdams and John C. Whitham, dated November 13, 2002.
10.31*	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.32*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.33*	Form of Warrant to purchase shares of Common Stock by and between Digirad Corporation and the investors listed on the schedule attached thereto.
10.34*	Form of Warrant to purchase shares of Common Stock by and between Digirad Corporation and the investors listed on the schedule attached thereto.
21.1	Subsidiaries of Digirad Corporation.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*	To be included by amendment.
#	Indicates management contract or compensatory plan.
†
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
  (b)
  Financial statement schedule.

        No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Diego, California, on this 19th day of March, 2004.

DIGIRAD CORPORATION
By:	/s/ DAVID M. SHEEHAN
Name:	David M. Sheehan
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints David M. Sheehan, President and Chief Executive Officer, and Todd P. Clyde, Chief Financial Officer, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ DAVID M. SHEEHAN David M. Sheehan	President, Chief Executive Officer and Director (Principal Executive Officer)	March 19, 2004
/s/ TODD P. CLYDE Todd P. Clyde	Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2004
/s/ TIMOTHY J. WOLLAEGER Timothy J. Wollaeger	Chairman of the Board of Directors	March 19, 2004
/s/ RAYMOND V. DITTAMORE Raymond V. Dittamore	Director	March 19, 2004

/s/ ROBERT M. JAFFE Robert M. Jaffe	Director	March 19, 2004
/s/ R. KING NELSON R. King Nelson	Director	March 19, 2004
/s/ KENNETH E. OLSON Kenneth E. Olson	Director	March 19, 2004
/s/ DOUGLAS REED Douglas Reed, M.D.	Director	March 19, 2004

Index to exhibits

Exhibit Numbers		Exhibit Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2	*	Form of Restated Bylaws to be in effect upon the closing of this offering.
4.1	*	Form of Specimen Stock Certificate.
4.2		Amended and Restated Investors' Rights Agreement by and among Digirad Corporation and the investors listed on the schedule attached thereto, dated April 23, 2002.
5.1	*	Opinion of Morrison & Foerster LLP.
10.1	*†	License Agreement by and between Digirad Corporation and the Regents of the University of California, dated May 19, 1999, as amended.
10.2	*†	Software License Agreement by and between Digirad Corporation and Segami Corporation, dated June 16, 1999.
10.3	*†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated May 22, 2001.
10.4	*†	License Agreement by and between Digirad Corporation and Cedars-Sinai Health System, dated April 1, 2003.
10.5	*†	Development and Supply Agreement by and between Digirad Corporation and a supplier, dated June 18, 1999.
10.6	*†	Loan and Security Agreement by and between Digirad Corporation and Silicon Valley Bank, dated April 1, 2000, as amended.
10.7	*†	Standby Letter of Credit by and between Digirad Corporation and Silicon Valley Bank, dated November 5, 2003.
10.8		Loan Agreement by and between Digirad Corporation and Gerald G. Loehr Trust, dated September 1, 1993, as amended.
10.9		Loan Agreement by and between Digirad Corporation and Clinton L. Lingren, dated September 1, 1993, as amended.
10.10		Loan Agreement by and between Digirad Corporation and Jack F. Butler, dated September 1, 1993, as amended.
10.11	*†	Equipment Lease Agreement by and between Digirad Corporation and MarCap Corporation, dated October 1, 2000.
10.12	*†	Equipment Lease Agreement by and between Digirad Corporation and MarCap Corporation, dated June 13, 2003.
10.13	*	Master Equipment Lease Agreement by and between Digirad Corporation and DVI Financial Services, Inc., dated May 24, 2001.
10.14		Sublease Agreement by and between Digirad Corporation as sublessee and REMEC, Inc. as sublessor, dated November 3, 2003.
10.15	*#	1995 Stock Option/Stock Issuance Plan.
10.16	*#	1997 Stock Option/Stock Issuance Plan.
10.17	*#	1998 Stock Option/Stock Issuance Plan.
10.18	*#	2004 Stock Incentive Plan.
10.19	*#	2004 Non-Employee Director Option Program.

10.20	*#	2004 Employee Stock Purchase Program.
10.21	*#	Form of Indemnification Agreement.
10.22	*#†	Letter Agreement by and between Digirad Corporation and David M. Sheehan, dated June 11, 2002.
10.23	*	Loan and Security Agreement by and between Orion Imaging Systems, Inc., Digirad Imaging Systems, Inc. and Heller Healthcare Finance, Inc., dated January 9, 2001, as amended.
10.24	*	Master Lease Agreement by and between Digirad Corporation and GE Healthcare Financial Services, dated September 26, 2000.
10.25	*†	Consulting Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, dated January 6, 2003.
10.26	*†	Agreement for Services by and between Digirad Imaging Solutions, Inc. and MBR Associates, Inc., dated April 1, 2002.
10.27	*	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.28	*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.29		Warrant to purchase shares of Series E Preferred Stock by and between Digirad Corporation and Silicon Valley Bank, dated July 31, 2001.
10.30	*†	Amended and Restated Warrant Issuance Agreement by and between Digirad Corporation and McAdams and Whitham Consulting, LLC and Dr. Stephen A. McAdams and John C. Whitham, dated November 13, 2002.
10.31	*	Form of Warrant to purchase shares of Series E Preferred Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.32	*	Form of Warrant to purchase shares of Common Stock by and among Digirad Corporation and the investors listed on the schedule attached thereto.
10.33	*	Form of Warrant to purchase shares of Common Stock by and between Digirad Corporation and the investors listed on the schedule attached thereto.
10.34	*	Form of Warrant to purchase shares of Common Stock by and between Digirad Corporation and the investors listed on the schedule attached thereto.
21.1		Subsidiaries of Digirad Corporation.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2	*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*	To be included by amendment.
#	Indicates management contract or compensatory plan.
†
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Digirad Corporation
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors
Digirad Corporation Consolidated Balance Sheets
Digirad Corporation Consolidated Statements of Operations
Digirad Corporation Consolidated Statements of Changes in Stockholders' Equity (Deficit) Years ended December 31, 2001, 2002 and 2003
Digirad Corporation Consolidated Statements of Cash Flows
Digirad Corporation Notes to Consolidated Financial Statements December 31, 2003
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
Index to exhibits